As filed with the Securities and Exchange Commission on August 7, 2019

SECURITIES ACT FILE NO. 333-172947

INVESTMENT COMPANY ACT FILE NO. 811-22534

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   ☒

PRE-EFFECTIVE AMENDMENT NO.        ☐

POST-EFFECTIVE AMENDMENT NO. 18 ☒

AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940   ☒

AMENDMENT NO. 18   ☒

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VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

(Exact Name of Registrant as Specified in Charter)

5555 DTC Parkway, Suite 330

Greenwood Village, CO 80111

 (Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

Mark D. Quam

c/o Versus Capital Advisors LLC

5555 DTC Parkway, Suite 330

Greenwood Village, CO 80111

 (303) 895-3773

(Name and Address of Agent for Service)

COPY TO:

Alan Hoffman, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, New York 10166-4193

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APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:  As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box ☐

It is proposed that this filing will become effective

☐  when declared effective pursuant to Section 8(c)

The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or a business development company, which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

☐    immediately upon filing pursuant to paragraph (b)

☐    on (date) pursuant to paragraph (b)

☒ 60 days after filing pursuant to paragraph (a)

☐    on (date) pursuant to paragraph (a)

If appropriate, check the following box:

☐  This [post-effective] amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

☐  This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is  ______.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

This Registration Statement carries forward the $4,000,000,000 aggregate offering amount of shares of beneficial interest of the Registrant that were previously registered, and for which $444,750 of registration fees were paid.

TITLE OF SECURITIES BEING REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING AMOUNT(1)	AMOUNT OF REGISTRATION FEE
Shares of Beneficial Interest	$4,000,000,000	$444,750(2)

(1)    Previously registered.

(2)    Previously paid.

Explanatory Note

This Post-Effective Amendment to the Registration Statement on Form N-2 of Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) is being filed pursuant to Rule 486(a) under the Securities Act of 1933 to add a new disclosure in the “Risk Factors” section of the Prospectus related to the Fund’s failure to update its Registration Statement to incorporate by reference current audited and unaudited financial statements in a timely manner.  As a result, certain remedies may be triggered for some shareholders, including a right of rescission under Section 12(a) of the Securities Act of 1933.   In addition, changes have been made to the Fund’s Prospectus (Part A), Statement of Additional Information (Part B) and Other Information (Part C) to reflect the removal of Callan LLC as a sub-adviser.

ii

PROSPECTUS DATED August 7, 2019

VERSUS CAPITAL MULTI-MANAGER

REAL ESTATE INCOME FUND LLC

Limited Liability Company Shares of Beneficial Interest: (VCMIX)

Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund.  Shares of the Fund will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”). The Fund has elected to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”).

The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation.  The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.  The Fund attempts to achieve these objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities.  Under normal market conditions, the Fund will invest between 50% and 75% of its assets into investment funds (collectively, the “Investment Funds”) that invest in real estate through entities that qualify as real estate investment trusts for federal income tax purposes under the Code (“REITs”) and in debt investments secured by real estate.  On an overall basis, approximately 90% of the Investment Fund assets will be held in REITs.  Furthermore, the Fund will limit its exposure to debt investments secured by real estate and held in Investment Funds that do not qualify as REITs to less than 10% of its total assets.  Investment Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date.  See “Investment Strategies of Investment Funds and Investment Managers” for additional information regarding guidelines applicable to the Investment Funds.  Additionally, the Fund will retain certain institutional asset managers (the “Investment Managers”) to sub-advise on average between 25% and 50% of the Fund’s assets to be invested in domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities (cumulatively referred to hereafter as the “Real Estate Securities” and together with the Investment Funds as “Real Estate-Related Investments”).  Under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments. In certain circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents and/or deviate from the allocation ranges to Investment Funds and Investment Managers described above.

The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with over $4.2 billion in assets under management as of June 30, 2019.  The Adviser has been delegated the responsibility of selecting the Investment Funds and Investment Managers utilized by the Fund.  See “Investment Objectives, Strategies and Investment Features.”

An investment in the Fund enables shareholders to invest with a number of institutional asset managers without incurring the high minimum investment requirements that most institutional asset managers typically impose on shareholders.  An investment in the Fund may also provide the opportunity to indirectly access Real Estate-Related Investments, including, but not limited to, real estate and Real Estate Securities.  An investment in the Fund may be appropriate for long-term investors seeking to add real estate exposure to their overall investment portfolio.

The Fund will invest in Investment Funds that utilize a private REIT investment structure for the direct and indirect ownership of its real estate and real estate-related debt.  The Adviser believes that the income from such REIT entities would typically comply with the regulated investment company 90% investment income requirement under the Code, as described in this Prospectus and the Statement of Additional Information (the “SAI”).  See “Investment Objectives, Strategies and Investment Features” and “Taxes.”

This Prospectus applies to the offering of shares of beneficial interest of the Fund (the “Shares”).  The Fund offers the Shares in a continuous offering.  The Shares are offered at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund.  The NAV per Share is computed by dividing the Fund’s NAV attributable to Shares by the total number of Shares outstanding at the time the determination is made.

The Shares will not be listed on any securities exchange, and it is not anticipated that a secondary market for the Shares will develop.  Moreover, these securities are subject to restrictions on transferability and may only be transferred or resold in accordance with the Amended and Restated Limited Liability Company Agreement of the Fund (the “LLC Agreement”).  In addition, Shares are not redeemable.  The Fund is operated as an interval fund and, as such, has established a limited repurchase policy under Rule 23c-3 under the Investment Company Act.  Although the Fund will offer to repurchase Shares on a quarterly basis in accordance with the Fund’s repurchase policy, which repurchase policy provides that each quarter the Fund will offer to repurchase no less than 5% of the outstanding Shares, the Fund will not be required to repurchase Shares at a shareholder’s option, nor will Shares be exchangeable for units, interests or shares of any Investment Fund or real estate-related security.  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.  As a result, an investor may not be able to sell or otherwise liquidate his, her or its Shares, whenever such investor would prefer.  Such risk may be greater for investors expecting to sell their Shares in a relatively short period after completion of an initial public offering.  If and to the extent that a public trading market ever develops, shares of closed-end investment companies frequently trade at a discount from their NAV per Share and initial offering prices.  For those investors that cannot bear risk of loss, investment in the Fund may not be suitable.  The Shares are appropriate only for those investors who can tolerate risk and do not require a liquid investment. See “Risk Factors – Shareholders Will Have Only Limited Liquidity.”

You should not expect to be able to sell your Shares other than through the Fund’s repurchase policy, regardless of how the Fund performs.  If you are able to sell your Shares, other than through the Fund’s repurchase policy, you will likely receive less than your purchase price.  The Fund does not intend to list its Shares on any securities exchange during the offering period, and the Fund does not expect a secondary market in the Shares to develop.  As a result of the foregoing, an investment in the Fund’s Shares is not suitable for investors that require liquidity, other than liquidity provided through the Fund’s repurchase policy.

 Investing in the Shares involves risks that are described in the “Risk Factors” section of this Prospectus.

This Prospectus sets forth information that you should know about the Fund before investing.  You are advised to read this Prospectus carefully and to retain it for future reference.  Additional information about the Fund, including the SAI, as amended on August 7, 2019, has been filed with the Securities and Exchange Commission (the “SEC”).  The table of contents of the SAI appears on page 74 of this Prospectus.  The SAI and the financial statements, along with the accompanying notes and report of the independent registered public accounting firm, which appear in the Fund’s most recent annual report to shareholders, are incorporated by reference into this Prospectus in their entirety. You can request a copy of the SAI, the Fund’s annual and semi-annual reports or other information about the Fund without charge or make other shareholder inquiries by writing to the Fund at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111 or by calling (877) 200-1878.  You can also obtain the SAI, the Fund’s annual and semi-annual reports and other information about the Fund on the Adviser’s website, located at www.versuscapital.com.  The SAI, material incorporated by reference and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

If you purchase Shares of the Fund, you will become bound by the terms and conditions of the LLC Agreement.  A copy of the LLC Agreement has been filed as an exhibit to this Prospectus with the SEC.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined whether this Prospectus is truthful or complete, nor have they made, nor will they make, any determination as to whether anyone should buy these securities.  Any representation to the contrary is a criminal offense.

Shares are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

OFFERING PROCEEDS

	Price to Public(1)	Sales Load(2)	Proceeds to the Fund(3)
Per Share	$____	$0.00	$____
Total(3)	$4,000,000,000	$0.00	$4,000,000,000

(1)

Shares are offered on a best efforts basis and are offered on a continuous basis at a price equal to the Fund’s NAV per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund, which as of August 2, 2019 was $28.05 for the Fund’s Common Shares (VCMIX).  The Shares do not carry a “sales load” so the price to the public will equate to the proceeds to the Fund.  The proceeds set forth herein have not been reduced by the other expenses of issuance and distribution set forth in “Part C – Other Information – Other Expenses of Issuance and Distribution.”

(2)	The Shares are not subject to a “sales load,” as defined in the Investment Company Act. See “Plan of Distribution.”
(3)

Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and facilitates the distribution of the Shares.  The Distributor may engage, at the direction of the Fund, one or more financial intermediaries, to facilitate the distribution and administration of the Shares by entering into agreements with such service providers, which may include third party securities dealers.   The Shares are only available for purchase by: (i) individuals establishing separate accounts with a minimum initial investment of $10,000,000; (ii) banks, trust companies or similar financial institutions investing for their own account or for trust accounts for which they have authority to make investment decisions that will aggregate at least $10,000,000 in client investments (subject to certain limitations); (iii) directors, officers and employees of the Adviser; and (iv) registered investment advisers purchasing Shares on behalf of their clients where the registered investment advisers have executed a letter of intent with the Adviser acknowledging the intent to aggregate at least $10,000,000 in client Share purchases.  There is no minimum amount for subsequent purchases of the Shares.  See “The Fund’s Shares.”

Important Information:

Updates have been made to the “Risk Factors” section of this Prospectus related to the Fund’s failure to update its Registration Statement to incorporate by reference current audited and unaudited financial statements in a timely manner.  As a result, certain remedies may be triggered for some shareholders, including a right of rescission under Section 12(a) of the Securities Act of 1933. See “Risk Factors – Claims for Rescission or Damages May Be Brought in Connection with Certain Sales of the Shares.”

Intent to adopt alternate shareholder report delivery option under SEC Rule 30e-3

Beginning in April 2021, as permitted by regulations adopted by the SEC, paper copies of the Fund's annual and semi-annual shareholder reports will no longer be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund's website (https://www.versuscapital.com/vcmix-fund-docs), and you will be notified by mail each time a report is posted and provided with a website link to access the report. If you already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Fund electronically anytime by contacting your financial intermediary (such as an investment adviser, broker, bank or trust company) or, if you are a direct investor, by calling the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com.

You may elect to receive all future reports in paper free of charge. If you invest through a financial intermediary, you may contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Fund, you may call the Fund (toll-free) at (877) 200-1878 or by sending an email request to the Fund at info@versuscapital.com to let the Fund know you wish to continue receiving paper copies of your reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held in your account if you invest directly with the Fund.

               Prospective investors should not construe the contents of this Prospectus as legal, tax, financial or other advice.  Each prospective investor should consult with his, her or its own professional advisers as to the legal, tax, financial or other matters relevant to the suitability of an investment in the Fund.

TABLE OF CONTENTS

PROSPECTUS SUMMARY

SUMMARY OF FUND EXPENSES

FINANCIAL HIGHLIGHTS

PRIVACY NOTICE

RISK FACTORS

USE OF PROCEEDS

THE FUND

INVESTMENT OBJECTIVES, STRATEGIES AND INVESTMENT FEATURES

MANAGEMENT OF THE FUND

SHAREHOLDER SUITABILITY

THE FUND’S SHARES

HOW TO PURCHASE SHARES

REPORTS TO SHAREHOLDERS

LEGAL PROCEEDINGS

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

QUARTERLY REPURCHASES OF SHARES

CALCULATION OF NET ASSET VALUE

DESCRIPTION OF SHARES

TAXES

PLAN OF DISTRIBUTION

GENERAL INFORMATION

TABLE OF CONTENTS OF THE SAI

 You should rely only on the information contained in this Prospectus.  The Fund has not authorized anyone to provide you with different information.  The Fund is not making an offer of securities in any state where the offer is not permitted.  You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus.  The Fund will, however, amend its registration statement to reflect any material changes to this Prospectus.

v

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this Prospectus.  It does not contain all of the information that may be important to you and your investment decision.  You should carefully read this entire Prospectus, including the matters set forth under “Risk Factors,” and the Statement of Additional Information (“SAI”).  In this Prospectus and the SAI, unless the context otherwise requires, references to “the Fund,” “we,” “us” and “our” refer to Versus Capital Multi-Manager Real Estate Income Fund LLC.

The Fund                                                   Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”) is a Delaware limited liability company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”), as a non-diversified, closed-end investment management company that is operated as an interval fund.  Shares of beneficial interest of the Fund (the “Shares”) will be continuously offered under the Securities Act of 1933, as amended (the “Securities Act”).  Shares of the Fund have no history of public trading, nor is it intended that such shares will be listed on a public exchange, and therefore should be treated by investors as an illiquid investment (see “Risk Factors” below in this Prospectus).  However, limited liquidity will be available through quarterly repurchases of Shares by the Fund of at least five percent (5%) of the outstanding Shares each quarter pursuant to a repurchase policy under Rule 23c-3 under the Investment Company Act.  Currently, the Fund’s Board of Directors (the “Board”) has authorized the Fund to repurchase up to 8% of the outstanding Shares each quarterly period.  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.  The Fund has elected to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”).  The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation.  The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.  The Fund attempts to achieve these objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities.  Under normal market conditions, the Fund will invest between 50% and 75% of its assets into investment funds (collectively, the “Investment Funds”) that invest in real estate through entities that qualify as real estate investment trusts for federal income tax purposes under the Code (“REITs”) and in debt investments secured by real estate.  On an overall basis, approximately 90% of the Investment Fund assets will be held in REITs.  Furthermore, the Fund will limit its exposure to debt investments secured by real estate and held in Investment Funds that do not qualify as REITs to less than 10% of its total assets.  Investment Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date.  See “Investment Strategies of Investment Funds and Investment Managers” for additional information regarding guidelines applicable to the Investment Funds.  Additionally, the Fund will retain certain institutional asset managers (the “Investment Managers”) to sub-advise on average between 25% and 50% of the Fund’s assets to be invested in domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities (cumulatively referred to hereafter as the “Real Estate Securities” and together with the Investment Funds as “Real Estate-Related Investments”).  Under normal market conditions, the Fund will invest at least 80% of its assets in income producing Real Estate-Related Investments.  In certain extreme circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents and/or deviate from the allocation ranges to Investment Funds and Investment Managers described above.  The Fund will not invest in Investment Funds that hold themselves out or otherwise operate as “hedge funds”.

 Adviser                                                     The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  See “Management of the Fund – Adviser and Investment Management Fee.”  Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with over $4.2 billion in assets under management as of June 30, 2019.  The Adviser has been delegated the responsibility of selecting the Investment Funds and the Investment Managers utilized by the Fund. See “Investment Objectives, Strategies and Investment Features.”

The Offering                                             The Fund is offering up to $4,000,000,000 of Shares.  The Fund initially offered up to $750,000,000 of its common shares on December 9, 2011 (the “Fund’s Effective Date”). A registration statement filed on January 29, 2018 eliminated the Fund’s Class F Shares (VCMRX) and simultaneously redesignated its issued and outstanding Class I Shares (VCMIX) as Common Shares (VCMIX).  Any issued and outstanding Class F Shares were converted to Common Shares (VCMIX).  The subsequent registration increased the offering to $2 billion as of February 3, 2016 and then most recently $4 billion in value of its common shares became effective immediately upon filing pursuant to paragraph Section 8(b) of the Investment Company Act on April 19, 2017.  As of January 29, 2018, any Class F Shares outstanding were exchanged for the Class I Shares (the “Shares”). Class F Shares have been eliminated and will no longer be offered.  Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and facilitates the distribution of the Shares.  The Distributor may engage, at the direction of the Fund, one or more financial intermediaries to facilitate the distribution and administration of the Shares by entering into agreements with such financial intermediaries, which may include third party securities dealers.

The Shares are offered on a continuous basis at the Fund’s net asset value (“NAV”) per Share as of the date that the request to purchase Shares is received and accepted by or on behalf of the Fund.  The NAV per Share is computed by dividing the Fund’s NAV attributable to such Shares by the total number of Shares outstanding at the time the determination is made.  Shares are subject to certain fees and expenses to be paid by shareholders of the Fund.  See “Summary of Fund Expenses.”

The Shares are only available for purchase by: (i) individuals establishing separate accounts with a minimum initial investment of $10,000,000; (ii) banks, trust companies or similar financial institutions investing for their own account or for trust accounts for which they have authority to make investment decisions that will aggregate at least $10,000,000 in client investments; (iii) directors, officers and employees of the Adviser; and (iv) registered investment advisers purchasing Shares on behalf of their clients where the registered investment advisers have executed a letter of intent with the Adviser acknowledging the intent to aggregate at least $10,000,000 in client Share purchases. There is no minimum amount for subsequent purchases.  See “The Fund’s Share Classes.”

Use of Proceeds                                        The proceeds of this offering of Shares will be up to $4,000,000,000.  There is no assurance that the Fund will raise the full amount.  The proceeds of this offering may be initially invested by the Fund in short-term, high-quality debt securities, money market instruments or money market funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and policy.  See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objectives and investment policy.

Investment Objectives, Strategies

and Investment Features                          The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation.  The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.  The Fund attempts to achieve these objectives by allocating capital primarily among a select group of institutional asset managers with expertise investing in Real Estate-Related Investments.  These institutional asset managers will either (i) manage Investment Funds or (ii) sub-advise a specified portion of the Fund’s assets to be invested in Real Estate Securities (Investment Managers).  The Fund will invest in income-producing Investment Funds that have real estate investment portfolios that are subject to various investment strategies and various risk profiles.  In addition, the Adviser will delegate to Investment Managers the management of a designated portion of the Fund’s assets for investment in Real Estate Securities.  Under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.  In certain extreme circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents.  The Fund will invest in accordance with its investment objectives and strategies.

Although the Fund will invest its assets primarily in Investment Funds managed by institutional asset managers, Investment Managers, engaged by the Adviser, will act as sub-advisers and will invest in Real Estate Securities.  None of the Investment Funds, managers of such Investment Funds nor any of the Investment Managers are affiliated with the Fund or the Adviser.

An investment in the Fund enables shareholders to invest with a number of institutional asset managers without incurring the high minimum investment requirements that most institutional asset managers typically impose on shareholders.

The Fund will seek to invest in Investment Funds that invest in real estate through investment vehicles structured as private REITs for federal tax purposes under the Code.  The Adviser believes that the income from such investment vehicles would typically comply with the RIC 90% investment income requirement under the Code, as described further below and in the SAI.

The Fund is a multi-strategy and multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of, and the allocation of assets of the Fund to, Investment Funds and Investment Managers that the Adviser believes will meet the Fund’s investment objectives.  The Fund’s investment strategy seeks to attain portfolio stability and favorable risk-adjusted investment returns with a focus on income and a low correlation to the publicly-traded equities markets.  The Fund’s investment strategy is centered on the use of various Investment Funds and Investment Managers seeking to diversify the overall Real Estate-Related Investment portfolio by:

(i)   Geography: asset holdings primarily in the United States but with certain holdings across the rest of North America, Europe, Asia, Australia and other geographic regions;

(ii)  Property Type: investments in multi-family, industrial, office, retail, hotel and other property types;

(iii) Strategy: differing property and securities acquisition, underwriting, leverage and management strategies, policies and procedures; and

(iv) Capital Structure: investments that include debt, preferred stock and equity securities.

                                                                    The Fund will invest more than 50% of its assets in Investment Funds.  The balance of the Fund will be invested by certain of the Investment Managers in Real Estate Securities.

Selection of Investment Funds

and Investment Managers                        The Adviser follows certain general guidelines when reviewing and selecting Investment Funds and Investment Managers.  See “Investment Objectives, Strategies and Investment Features – Selection of Investment Funds and Investment Managers.”  Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and the selection of Investment Funds and Investment Managers is a fundamentally subjective process.  The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser.  In addition, some Investment Funds and Investment Managers may be newly organized and have no, or only limited, operating histories.  However, the Adviser, will select institutional asset managers whose principals have substantial experience investing assets in real estate and/or Real Estate Securities.  There can be no assurance that the Adviser will be able to access institutional asset managers, whether through their Investment Funds or by engaging them as Investment Managers, that can enable the Fund to meet its objectives.  None of the Investment Funds, the managers of such Investment Funds nor any of the Investment Managers have affiliations or arrangements with the Fund or the Adviser, other than the fact that the Fund invests in Investment Funds and the Investment Manager is engaged by the Adviser for sub-advisory services associated with the Real Estate Securities as described herein.  The Fund is an investor in an Investment Fund, as any typical investor would be.  See “Investment Objectives, Strategies and Investment Features.”

Other than regulatory limitations applicable to a RIC, the Adviser is not bound by any fixed criteria in allocating assets to Investment Funds. Investment Funds have some flexibility to make investments in accordance with the market environment and employ leverage, as permitted within the operative documents for their investment vehicle and limitations set forth in the Code for operation of a REIT.  See “Risk Factors – Investment Funds May Have Heavily Concentrated Investment Holdings” and “– Investment Fund Leverage.”  The Adviser may consider investing in Investment Funds that pursue a wide range of real estate investment strategies and Investment Managers with various real estate securities investment strategies in the manner the Adviser deems appropriate.

The current investment guidelines, developed by the Adviser, are as follows:

Investment Fund Review.  The Adviser’s process for evaluating such funds puts an emphasis on funds with an existing portfolio, the pricing at which investors enter the funds, performance and consistency of the funds and the management teams, the investment managers’ investment approaches and processes, the mechanics and structure for entering and exiting the funds, the overall expense ratios of the funds, as well as policies and procedures around the execution of the funds’ investment strategies.  The goal of this process is to identify a group of high quality institutional asset managers with Investment Funds that merit consideration.  The Fund will not invest in Investment Funds that charge a performance or incentive fee.  The Adviser will only select Investment Funds that have investment objectives that may not be changed without, at a minimum, a majority consent of the shareholders in each of such Investment Funds.

Interviews and Selection of Investment Funds and Investment Managers.  The Adviser seeks to conduct a multi-step process for review and evaluation of each potential Investment Fund and Investment Manager that typically includes: (i) an initial meeting with a summary level introduction to the practices, strategy and team for the manager and fund; (ii) a questionnaire and offering material review process to track historical record performance and consistency as well as a sensitivity analysis on a forward looking basis; (iii)  an onsite interview with the management team for a full evaluation of the institutional asset manager’s investment evaluation, documentation and decision processes; and (iv) reference calls with parties familiar with the institutional asset manager and/or the fund.  The goal of the due diligence process is to evaluate:  (i) the background of the institutional asset manager’s firm and its respective team; (ii) the infrastructure of the institutional asset manager’s research, evaluation and investment procedures; (iii) the institutional asset manager’s strategy and method of execution; (iv) the institutional asset manager’s risk control and portfolio management processes; and (v) the differentiating factors that the Adviser believes give an Investment Fund or Investment Manager an advantage over other potential investment funds and institutional asset managers.

By combining historical quantitative analysis with a sound knowledge of these key qualitative attributes, the Adviser will attempt to evaluate the Investment Funds’ and Investment Managers’ potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions.

Monitoring Investments.  Once an Investment Fund is selected, the Fund and the Adviser will continue to review the investment process and performance of the Investment Fund.  The Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities.  The Investment Funds will provide annual audited financial statements, quarterly unaudited financial statements and additional quarterly financial information that include, but are not limited to: (i) financial statements; (ii) a summary of investment holdings; (iii) a summary of liabilities; (iv) the Fund’s investment account statement; and (v) updated valuations calculated in accordance with valuation policies that include third party independent appraisals and, in most cases, third party oversight and investor review and input.  Additionally, the Investment Funds provide their investors with the right to reasonably request additional information and review their books and records.  The Fund and the Adviser expect to monitor Investment Funds through a combination of periodic performance updates, portfolio reports and phone calls and visits from time to time (including at least full reviews on an annual basis).  The Adviser may  utilize  third-party proprietary quantitative databases to analyze the risk and return attributes of the Investment Funds.  The Adviser will evaluate regularly each Investment Fund to determine whether its investment program is consistent with the Fund’s investment objectives and whether the investment performance is satisfactory.  The Adviser, subject to the repurchase policies of the Investment Funds, may reallocate the Fund’s assets among the Investment Funds, redeem its investment in Investment Funds, and/or select additional Investment Funds.  For a description of the Fund’s procedures in respect of valuing its investment in Investment Funds, see “CALCULATION OF NET ASSET VALUE – Net Asset Valuation – Investment Funds.”

In addition, once an Investment Manager is selected by the Adviser to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities, the Fund and the Adviser will continue to review the investment process and performance of such Investment Manager.  The Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Real Estate Securities that are consistent with the Fund’s investment objectives and that the investment performance in such securities is satisfactory. The Adviser may, at its discretion, reallocate the Fund’s assets among Investment Managers, redeem its investment in Real Estate Securities, and/or select additional Investment Managers to sub-advise such specified portion of the Fund’s assets with Board and shareholder approval. For a description of the Fund’s procedures in respect of valuing its investment in Real Estate Securities, see “CALCULATION OF NET ASSET VALUE – Net Asset Valuation – Real Estate Securities.”

The Adviser previously engaged Callan LLC (“Callan”), a registered adviser under the Advisers Act, to act as the Fund’s investment sub-adviser. At a meeting held on June 12, 2019, the Board, including a majority of the Independent Directors, voted to terminate the investment sub-advisory agreement between the Adviser and Callan (the “Callan Sub-Advisory Agreement”). Matters considered by the Board in connection with the decision to terminate the Callan Sub-Advisory Agreement will be provided in the Fund’s next semi-annual report to shareholders. The Adviser may retain Callan in the future to provide certain non-investment advisory consulting services to the Adviser.

Investment Strategies of Investment

Funds and Investment Managers             Investment Funds and Investment Managers may employ various investment strategies, which involve various types of properties, in different geographic locations, with various risk/reward profiles and differing pieces of the capital structure including equity, debt or preferred securities.  The Fund has been designed to afford the Adviser flexibility to deploy assets in investment                                                                    strategies it deems appropriate under prevailing economic and market conditions.  The Fund is not limited in the types of Investment Funds and Investment Managers that it may select or the types of investment activities in which they may engage, within the real estate sector and consistent with its investment objectives.  The Adviser will consider investing in Investment Funds that pursue a wide range of long-only real estate investment strategies with buy and hold strategies that do not incorporate the trading of real estate assets.  The Investment Funds may not sell securities short and may not write uncovered options.  Additionally, the Fund will not invest in Investment Funds that charge a performance or incentive fee.  Likewise, Investment Managers that are selected to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities may only use long-only or buy and hold investment strategies, and will be restricted from selling securities short and writing uncovered options. The following is a brief description of the strategies implemented by the Fund, which strategies are employed on a collective basis to achieve the Fund’s objectives.

Institutionally Managed Real Estate

Fund Strategies                                         Core.  The Fund’s core strategy targets high-quality portfolios with real estate assets that provide relatively lower and more stable returns.  Investments are typically located in primary markets and in the main property types (offices, retail, industrial and residential).  Properties are stable, well-maintained, well-leased and often of the Class A variety.  The Fund intends to identify investments within this strategy that anticipate little or no leverage (0% to 30%) or additional capital investment, maintain relatively stable and high occupancy levels and typically carry premium rents within a market.  As an example, a Class A office property may broadly be defined as 100,000 square feet or larger (five or more floors), concrete and steel construction, recently built and/or very well maintained (excellent condition), with business/support amenities and in a strong identifiable location with good access in a primary metropolitan market.

Core Plus.  The Fund’s core plus strategy seeks moderate risk portfolios with real estate that provides moderate returns.  Investments are predominantly core but with an emphasis on a modest value added approach.  Focus is on the main property types, in both primary and secondary markets, in Class A or Class B quality buildings that require some form of enhancement (i.e., repositioning and/or releasing).  The Fund intends to identify investments within this strategy that anticipate between 30% and 49% leverage and some additional capital investment.  In comparison to the Class A example above, a Class B property may be renovated and/or in good condition, potentially smaller in size, in a good location in a primary or secondary metropolitan market.

Value Added.  The Fund’s value added strategy typically focuses on more aggressive active asset management and often employs more leverage.  Investment portfolios typically target lower quality buildings, in both primary and secondary markets in the main property types.  Properties are considered value added when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them to Class A buildings (i.e., redevelopment/repositioning/releasing). The Fund intends to identify investments within this strategy that anticipate between 50% and 65% leverage and additional capital investment.

Real Estate Securities Strategies             Investment Managers are selected to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities.  As of the date of this prospectus, the Investment Managers sub-advising the Fund are Principal Real Estate Investors, LLC (“PrinREI”) and Security Capital Research & Management Incorporated (“Security Capital”).

PrinREI has been managing commercial real estate securities since 1998 and is a wholly-owned, indirect subsidiary of Principal Financial Group, Inc., a public company listed on the Nasdaq Global Select Market.  PrinREI focuses on investments in publicly traded real estate securities including both equity and debt investments in both U.S. and non-U.S. markets. PrinREI seeks to provide income-focused real estate exposure by selecting a portfolio of global listed real estate securities and U.S. Commercial Mortgage Backed Securities market ("CMBS") on behalf of the Fund.

Founded in 1995, Security Capital operates with an exclusive focus on investments in U.S.-based real estate securities.  Security Capital invests in a multi-tranche U.S. real estate securities portfolio on behalf of the Fund using a detailed real estate research process that is focused on the cash flow generating potential of the real estate owned by the companies in whose securities the Fund invests.  Security Capital is a wholly-owned subsidiary of JPMorgan Chase & Co.

Global Real Estate Equities.  The Fund’s global real estate equities strategy seeks to benefit from national and regional economic growth around the world by investing in REITs and other publicly-traded real estate securities. The market capitalization of global real estate securities is approximately triple that of the United States, and the Adviser believes that there is an upward trend in investing in global real estate, which would provide the Adviser with potential to invest within the real estate industry across numerous global markets with competitive total returns and current income.  These investments include equity securities issued by U.S. and non-U.S. real estate companies, including REITs and similar REIT-like entities.  REIT-like entities are organized outside of the U.S. and have operations and receive tax treatment similar to that of U.S. REITs.  The Fund may also invest in securities of foreign companies in the form of American Depositary Receipts (ADRs), Global Depositary Receipts (GDRs) and European Depositary Receipts (EDRs).  The Fund intends to select Investment Managers that manage portfolios of Real Estate Securities that include companies with strong market positions and employ a risk-managed investment approach that focuses on companies the Investment Managers believe have potential for growth and/or strong income characteristics.

Real Estate Preferred Equities.  The Fund’s real estate preferred equities strategy seeks high income and capital preservation by investing in preferred stock of REITs and other real estate-related companies.  The Fund intends to identify Investment Managers that may apply differing strategies, including, but not limited to, a value-oriented investment approach focused on credit quality and company fundamentals.  The Fund will seek Investment Managers that evaluate the fundamental characteristics of the issuers, including creditworthiness and prevailing market factors.  This approach will take into account an issuer’s corporate and capital structures and placement of the preferred securities within that structure.

Real Estate Debt.  The Fund’s real estate debt strategy seeks to create and maintain, directly and indirectly through Investment Funds, a portfolio of investments that generate a stable income stream of attractive and consistent cash distributions.  Investing in commercial real estate loans and other real estate-related securities will emphasize the payment of current returns to investors and preservation of invested capital as primary investment objectives.  The Fund intends to identify Investment Funds with institutional asset managers that focus on the major property types within commercial real estate (multifamily, industrial, office and retail), but the Fund may also seek debt investments in respect of certain other property types with strong credit characteristics.  The Fund will include varying investment strategies that include investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), commercial mortgage-backed securities (“CMBS”), participating loans, bridge loans and other secured and unsecured real estate-related debt.

Risk Management Techniques                The Fund does not intend to invest in derivatives, except that the Fund may use derivative strategies for hedging exposure to foreign currencies and interest rates. The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Investment Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value.

Potential Benefits of Investing in

the Fund                                                     An investment in the Fund enables shareholders to invest with a number of institutional asset managers without incurring the high minimum investment requirements that most institutional asset managers typically impose on shareholders.  Furthermore, an investment in the Fund also provides the opportunity to indirectly access Real Estate-Related Investments, including, but not limited to, real estate and Real Estate Securities.  An investment in the Fund may be appropriate for long-term investors seeking to add real estate exposure to their overall investment portfolio.

In addition to benefiting from the individual investment strategies of institutional asset managers, the Fund as a whole may achieve the benefits of diversification by allocating its assets among a carefully selected group of Investment Managers and Investment Funds.  Because the Fund is a non-diversified investment company under the Investment Company Act, it is not subject to the Investment Company Act requirements applicable to diversified funds; however, the Adviser intends to reduce the volatility inherent in a direct investment with a single institutional asset manager or single strategy by investing through multiple Investment Managers and Investment Funds.  See “Risk Factors – The Fund is Non-Diversified.”

Board of Directors                                    The Board has overall responsibility for monitoring and overseeing the Fund’s investment program and its management and operations.  A majority of the Directors are not “interested persons” of the Fund, the Adviser, the Distributor or its designee, or any affiliate of any of the foregoing, as defined by the Investment Company Act (the “Independent Directors”).  See “Management of the Fund – Independent Directors.”

Investment Management Fee                  The Fund will pay the Adviser a quarterly fee (the “Investment Management Fee”) at an annual rate of 0.95% of the NAV, which will accrue daily on the basis of the average daily NAV of the Fund.  The Investment Management Fee will be paid to the Adviser out of the Fund’s assets.  The Investment Management Fee is in addition to the asset-based fees                                                                    charged by the Investment Funds and by the Investment Managers in their capacity as sub-advisers investing a specified portion of the Fund’s assets in Real Estate Securities.  See “Summary of Fund Expenses.”    Because the Investment Management Fee is calculated based on the Fund’s daily NAV, and is paid out of the Fund’s assets, it reduces the NAV of the Shares.  See “Management of the Fund – Adviser and Investment Management Fee.”  The Investment Management Fee is payable in arrears on a quarterly basis.

The Adviser may waive some or all of its Investment Management Fee to limit the total operating expenses of the Fund to a specified level.  These arrangements will be at the sole discretion of the Adviser and may be terminated at any time.  The Fund shall not accrue and reimburse the Adviser for any such waivers.  The Investment Management Fee, without reflecting voluntary waivers or reimbursements, is shown in the “Summary of Fund Expenses.” See “Management of the Fund – Adviser and Investment Management Fee.”

There may be a conflict of interest as a result of the fact that the Adviser will receive the Investment Management Fee irrespective of the allocations of the Fund’s assets to Investment Funds and the Investment Managers acting as sub-advisers.  This conflict of interest arises because the amount of overall time, expense, and other resources expended to select and monitor sub-advisers may be less than what is expended to select and monitor underlying investment funds.  In the case of the Fund, if the overall time, expense and other resources expended by the Adviser to select and monitor Investment Managers acting as sub-advisers to the Fund is less than what the Adviser expends to select and monitor Investment Funds, the Adviser will have an incentive to allocate more of the Fund’s assets to Investment Managers.  The Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring Investment Managers acting as sub-advisers and Investment Funds.  Nevertheless, the Board will have procedures in place to monitor this potential conflict of interest and any effect it may have on the Fund.

Distribution Fee                                        The Shares are not subject to a Distribution Fee, however the Adviser may compensate the Distributor or its designee for sales of the Shares, out of its Investment Management Fee, at no incremental cost to the Fund.

Other Fees and Expenses                         BNY Mellon Investment Servicing (US) Inc. (“BNY Mellon”) performs certain administrative, accounting and transfer agency services for the Fund.  In consideration for providing such services, the Fund pays BNY Mellon annual fees of approximately 0.05%, assuming an anticipated weighted average assets in the Fund over the period of approximately $2.8 billion over a calendar year. See “Summary of Fund Expenses.”  This includes certain minimum payments for services provided.  All such fees shall accrue daily on the basis of the average daily NAV of each shareholder’s Shares and will be paid in a timely manner after invoices are received from BNY Mellon.

The Fund will bear all expenses incurred in the business of the Fund and the shareholders will indirectly bear all expenses incurred in the business of the Investment Funds.  See “Management of the Fund – Other Expenses of the Fund” and “Summary of Fund Expenses.”

The Fund will pay the asset-based fees charged by the Investment Funds and by the Investment Managers in their capacity as sub-advisers investing a specified portion of the Fund’s assets in Real Estate Securities.  See “Management of the Fund – Other Expenses of the Fund” and “Summary of Fund Expenses.”

Other Payments Made By the

Adviser and/or Sub-Distributor

The Adviser may, from their own assets and at no additional cost to the Fund or the Fund’s shareholders, make payments to financial intermediaries, including certain brokers or dealers who sell Shares as part of the selling group (each such broker or dealer, a “Selling Agent.”)  Such payments do not increase Fund expenses and thus, are not reflected in the Summary of Fund Expenses section of this Prospectus.  Such payments may be paid to financial intermediaries (including Selling Agents) for shareholder services, sub-administration or sub-transfer agency, for marketing support and/or access to sales meetings, sales representatives, and management representatives.

The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments.  Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser.  The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the financial intermediaries, the expected level of assets, the placing of the Fund on a recommended or preferred list and/or access to personnel and other factors.  Payments may be based on current or past sales, current or historical assets, or a flat fee for specific services provided.

In some circumstances, these revenue sharing payments may create an incentive for a financial intermediary, its employees or associates to sell Shares of the Fund instead of shares of other funds.  In addition to the revenue sharing payments described above, the Adviser may offer other incentives to sell shares of the Fund in the form of sponsorship of educational or other client seminars relating to current products and issues, assistance in training or educating personnel, and/or entertainment or meals.  Shareholders should inquire of a Selling Agent how the Selling Agent will be compensated for investments made in the Fund.  Any payments made by the Adviser to a financial intermediary, including a Selling Agent, may create the incentive to encourage customers to buy Shares of the Fund.  See “Plan of Distribution – Other Payments Made By the Adviser, the Distributor and/ or its Designee.”

Borrowing                                                 The Fund has the option to borrow.  In each case, the amount that the Fund may borrow will be limited by the provisions of Section 18 of the Investment Company Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the Investment Company Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the Investment Company Act) of at least 300%.  If the Fund does borrow, the Fund may seek to use commercial paper, a bank loan secured by the liquid securities of the Fund and/or other borrowing available to the Fund.  Any borrowing at the Fund level will be in addition to financial leverage that an Investment Fund may use as part of its capital structure.  The interest on borrowing by the Fund will be at prevailing                                                                     market rates, to the extent the Fund borrows.  Notwithstanding the foregoing, the Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Investment Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. See “Risk Factors – The Fund’s Use of Leverage Involves Risk of Loss.”

Shareholder Suitability                            An investment in the Fund involves a considerable amount of risk.  You may lose money or your entire investment in the Fund.  An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.  Before making your investment decision, you and/or your personal financial adviser should (i) consider the suitability of this investment with respect to your investment objectives and personal situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.  The Fund should be considered to be an illiquid investment.  You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end interval fund.  In addition, while a shareholder has a limited ability to transfer or resell Shares pursuant to the provisions of the Amended and Restated Limited Liability Company Agreement of the Fund (the “LLC Agreement”), the Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares. However, limited liquidity will be available through quarterly repurchases of Shares by the Fund of at least 5% of the outstanding Shares each quarter.  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.  See “Risk Factors – Shareholders Will Have Only Limited Liquidity.”

The Fund’s Share Classes                        The Fund is offering up to $4,000,000,000 in value of its Shares.  The Fund initially offered up to $750,000,000 of its common shares on the Fund’s Effective Date.  As of July 12, 2012, the Fund simultaneously redesignated its issued and outstanding common shares as Class F Shares and created its Class I Shares.  A registration statement filed on January 29, 2018 eliminated the Fund’s Class F Shares (VCMRX) and simultaneously redesignated its issued and outstanding Class I Shares (VCMIX) as Common Shares (VCMIX).  Any issued and outstanding Class F Shares were converted to Common Shares (VCMIX).   The Class F Shares have been eliminated and will no longer be offered.  The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.”

Distribution Policy and Dividend

Reinvestment Plan                                   The Fund intends to distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year through regular quarterly distributions to the shareholders of all or a portion of any dividends or investment income it earns on investments.  In addition, the Fund may make regular distributions to the shareholders of all or a portion of capital gains distributed to the Fund by Investment Funds and capital gains earned by the Fund from the disposition of Investment Funds, together with any dividends or interest income earned from such investments, in accordance with the requirements of the Investment Company Act and the Internal Revenue Code.  Distributions by the Fund may include return of capital. The Fund will establish reasonable reserves to meet Fund obligations prior to making distributions.  See “Taxes.”

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares), pursuant to the Fund’s Dividend Reinvestment Policy.  A shareholder may elect initially not to reinvest by indicating that choice on a shareholder certification.  Thereafter, a shareholder is free to change his, her or its election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting the Selling Agent that sold such shareholder his, her or its Shares, who will inform the Fund).  Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date.  There is no “sales load,” as defined in the Investment Company Act (“Sales Load”), or other charge for reinvestment.  The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions.  The automatic reinvestment of dividends and capital gain distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.  See “Taxes” and “Description of Shares.”

Quarterly Repurchases of Shares            The Fund provides liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act.  The Fund’s fiscal year ends on the last day of March each year.  Once each fiscal quarter, the Fund will offer to repurchase at NAV no less than 5% of outstanding Shares, unless such offer is suspended or postponed in accordance with regulatory requirements.  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.  The offer to purchase Shares is a fundamental policy that may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities.  Shareholders will be notified in writing of each quarterly repurchase offer (each, a “Repurchase Offer”) and the date the Repurchase Offer ends (the “Repurchase Request Deadline”).  Shares will be repurchased at the NAV per share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”).

Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their Shares and the Repurchase Request Deadline.  Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline.  The time between the notification to shareholders and the Repurchase Request Deadline is expected to be approximately 30 days, but may vary from no more than 42 days to no less than 21 days. Certain authorized institutions, including custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information.   In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline.  Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account no more than 3 days after the Repurchase Pricing Date (the “Repurchase Payment Date”).  The Board may establish other policies for repurchases of Shares that are consistent with the Investment Company Act, regulations thereunder and other pertinent laws.

Shareholders who tender some, but not all, of such shareholder’s Shares for repurchase as of a Repurchase Pricing Date may be required to maintain a minimum aggregate NAV equal to $10,000.  The Fund reserves the right to reduce the amount to be repurchased from a shareholder as of a Repurchase Pricing Date so that the required minimum aggregate NAV of shares is maintained.  Upon request by a shareholder, the Board may permit a shareholder to cancel a shareholder’s tender of Shares, if such cancellation is determined by the Board to be in the best interest of the Fund.

The Shares will not be subject to an Early Withdrawal Charge.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion (i) repurchase the tendered Shares on a pro rata basis or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares.  As a result, tendering shareholders may not have all of their tendered Shares repurchased by the Fund.  See “Quarterly Repurchases of Shares.”

The Fund may also repurchase Shares of a shareholder or any person acquiring Shares from or through a shareholder if, among other reasons, the Board determines that it would be in the best interests of the Fund to repurchase such Shares.  See “Quarterly Repurchases of Shares.”

Taxation                                                    The Fund has elected to be treated as a RIC under the Code.  As a RIC, the Fund expects that it will not be subject to federal income tax on its taxable income and gains that it distributes to shareholders.  The Fund intends to distribute its income and gains in a way that it will not be subject to a federal excise tax on certain undistributed amounts.  Fund dividends and capital gains distributions, if any, are taxable to most investors and will be taxable whether or not they are reinvested in shares.

 While the Fund is considered a non-diversified fund within the meaning of the Investment Company Act, for the purpose of satisfying certain of the requirements for qualification as a RIC, the Fund will often be required to “look through” to the character of the income, concentrations of any issuer’s securities and investments held by the Investment Funds or managed by the Investment Managers acting as sub-advisers.  However, unlike registered investment companies, Investment Funds are not obligated by regulation to publicly disclose the contents of their portfolios.  Any lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest.  In order to ensure compliance with all applicable regulatory requirements, the Fund will seek Investment Funds that utilize a private REIT investment structure for federal tax purposes under the Code, for the direct and indirect ownership of real estate assets.  In most instances, these Investment Funds will take in funds on a continuous basis, have quarterly repurchases and do not have a defined termination date.  In addition, the Adviser will delegate to Investment Managers, as sub-advisers, the management of a designated portion of the Fund’s assets for investment in Real Estate Securities.

The Fund expects to receive information from each Investment Fund regarding its investment performance on a regular basis.

If the Fund fails to qualify as a RIC or fails to distribute at least 90% of its investment income and net short-term capital gains to shareholders in any taxable year, the Fund may be subject to the payment of financial penalties as outlined in the Regulated Investment Company Modernization Act of 2010 (the “RIC Modernization Act”).  If the penalties are not paid or if it fails to meet the RIC income or asset requirements under the Code by more than a de minimis amount or such failure was not due to reasonable cause, the fund could lose its RIC tax status and the Fund would become subject to corporate taxation rates.  In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.  See “Taxes” and, in the SAI, “Tax Aspects.”

Risk Factors                                              An investment in the Fund is subject to a high degree of risk.  Risks of investing in the Fund, or in an investment vehicle managed by institutional asset managers, include, but are not limited to, those outlined below.  See “Risk Factors” and elsewhere in this Prospectus where risks of investment are discussed in more detail.  You should consider carefully the risks before investing in the Shares.  You may also wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

●                We May Be Subject to Claims for Rescission or Damages in Connection with Certain Sales of Shares.  The Fund at times did not file a post-effective amendment to our registration statement in a timely manner containing an updated reference to the Fund’s most recently available financial statements, as required by Section 10(a)(3) of the Securities Act and Rule 3-18 of Regulation S-X. As a result, certain remedies may be triggered for some shareholders, including a right of rescission under Section 12(a) of the Securities Act of 1933.

•                       Employing a Multi-Manager Strategy Involves Risks Not Present in Direct Investment Programs.  The success of the Fund depends in large part upon the ability of the Adviser to choose successful institutional asset managers and upon the ability of the Adviser and the institutional asset managers to develop and implement investment strategies that achieve the Fund’s investment objectives.  Although the Adviser expects to monitor the institutional asset managers to which the Fund allocates its capital, it is always possible that a number of the institutional asset managers might take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal.  The Fund may also be required to indemnify certain of the Investment Funds and/or Investment Managers for any liability, damage, cost or expense arising out of, among other things, breaches of representations and warranties included in the Investment Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares.

   ●             Conflicts of Interest.  The Adviser, the Investment Managers acting as sub-advisers, and/or their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts, as well as to the Fund.  The Fund has no interest in the activities of the other Adviser Clients (as later defined, see Risk Factor – Conflicts of Interest).  In addition, the Adviser, the Investment Managers acting as sub-advisers, and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest.  However, there are no affiliations or arrangements between the Adviser Clients, the Investment Funds, the managers of such Investment Funds and the Investment Managers.

●                The Fund is Non-Diversified.  The Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.

●                Shareholders Will Have Only Limited Liquidity.  The Fund’s Shares are not publicly-traded, there is currently no secondary market for the Shares and the Fund expects that no secondary market will develop.  Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy.  Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the shares outstanding on the Repurchase Request Deadline.  Currently, the Board has authorized the Fund to repurchase up to 8% of the outstanding Shares each quarterly period.  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.  There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer.  In certain instances, such Repurchase Offer may be suspended or postponed.

●                Repurchase Policy Risk.  Repurchase of Shares will reduce the amount of outstanding Shares and, thus, its net assets.  A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold.  Payment for repurchased Shares may require the Fund to liquidate its portfolio holdings (i.e., the Fund’s interests in Investment Funds and/or Real Estate Securities) earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.  The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, the Fund may borrow money to finance repurchases of Shares.

●                Approval of Sub-Advisory Relationships.  The Fund and the Adviser have entered into sub-advisory relationships with certain Investment Managers to sub-advise on average between 25% and 50% of the Fund’s assets to be invested in Real Estate Securities when the Fund is fully invested. If the Adviser seeks to add or replace an Investment Manager, the Adviser must obtain shareholder approval for any new Investment Manager that has been identified as an attractive candidate for a sub-advisory relationship.  If such approval is not obtained, as required under the Investment Company Act, there can be no assurance that the Fund or the Adviser will be able to retain attractive candidates to sub-advise the Fund’s assets to be invested in Real Estate Securities.

●                Once the Adviser Has Selected an Investment Manager or Investment Fund, the Adviser Will Have No Control Over an Individual Investment Manager’s Investment Decisions.  Although the Fund and the Adviser will evaluate regularly each Investment Fund and its manager and each Investment Manager to determine whether their respective investment programs are consistent with the Fund’s investment objective, the Adviser will not have any control over the investments made by an Investment Manager or an Investment Fund.  Even though Investment Funds are subject to certain constraints, the managers may change aspects of their investment strategies.  The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for the Investment Fund).  The Adviser may reallocate the Fund’s investments among the Investment Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Investment Funds, which may prevent the Fund from reacting rapidly to market changes should an Investment Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser.  Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Investment Funds that are poorly performing or have otherwise had adverse changes.  The Adviser will be dependent on information provided by the Investment Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objectives.

●                Competition Between Investment Funds and Between the Fund and Investment Funds.  The Investment Funds may trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit).  Also, the Fund’s investments in any particular Investment Fund could increase the level of competition for the same trades that other Investment Funds might otherwise make, including the priorities of order entry.  This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

●                The Investment Funds Will Neither Be Subject to the Investment Company Act Nor Will They Be Publicly Traded, and as a Result the Fund’s Investments in Such Investment Funds Will Not be Subject to Certain Protections Afforded to Investors Under the Investment Company Act.  These protections include, but are not limited to, certain corporate governance standards, such as the requirement of having a majority or 50% of the directors serving on a board as independent directors, statutory protections against self-dealings by the institutional asset managers, and leverage limitations.

●                The Value of the Fund’s Investments Will Be Difficult to Ascertain and the Valuations Provided in Respect of the Investment Funds Will Likely Vary from the Amounts the Fund Would Receive Upon Withdrawal of Its Investments.  While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in Investments Funds are not publicly traded and the Fund will depend on the institutional asset manager to an Investment Fund to provide a valuation of the Fund’s investment.  Moreover, the valuation of the Fund’s investment in an Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.  For information about the value of the Fund’s investment in Investment Funds, the Adviser will be dependent on information provided by the Investment Funds, including quarterly unaudited financial statements which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s Shares.

●                Investors in the Fund Will Be Subject to the Costs and Expenses of the Fund and the Investment Funds in which the Fund Invests.  By investing in the Investment Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Investment Fund level.  The Fund may also invest in Investment Funds that invest in other investment vehicles, thereby subjecting the Fund, and Fund shareholders, to an additional level of fees.  In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

●                Restricted and Illiquid Investments Involve the Risk of Loss.  Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.  In addition, the Fund’s interests in the Investment Funds are subject to substantial restrictions on transfer.

●                Business and Regulatory Risks of the Fund and of Investment Funds.  Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.   Risks of Investment Funds encompasses the possibility of loss due to Investment Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or simply poor judgment.

●                Hedging Strategies Employed by the Fund and the Investment Funds May Not Be Successful.  The Fund and the Investment Funds, in a manner similar to publicly traded REITs, may engage in hedging strategies, which use options, interest rate swaps, caps and floors, or other derivatives in an effort to protect profits from losses due to currency fluctuations or interest rate changes.  While the Fund or an Investment Fund may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments or debt being hedged, or the nonoccurrence of events being hedged against, this may result in poorer overall performance than if the Fund or an Investment Fund had not engaged in any such hedge.  In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and movements in the interest rates or currency valuations may be unpredictable.

●                Investment Funds May Have Heavily Concentrated Investment Holdings.  An Investment Fund, from time to time, may invest a substantial portion of its assets in a particular property type, geographic location or securities instrument. The investment portfolios of these Investment Funds (and, in turn, the Fund’s portfolio) may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of property type, geographic location or securities instrument.  To the extent that the Fund’s investment portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.

●                General Market Fluctuations Will Affect the Fund’s Returns.  The Fund’s investments in Investment Funds and Real Estate Securities may be negatively affected by the broad investment environment in the real estate market, the debt market and/or the equity securities market.

●                General Risks of the Investment Funds Investing in Real Estate.  The Fund will not invest in real estate directly, but, because the Fund will invest in Investment Funds that qualify as REITs or investment vehicles treated similarly as private REITs, the Fund’s investment portfolio will be significantly impacted by the performance of the real estate market.

●                Risks of Investing in REITs.  Although the Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds that provide reports that will enable them to monitor the Fund’s investments, there can be no assurance that the entities in which the Fund invests, with the expectation that they will be taxed as REITs, will qualify as REITs.  If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment. The Fund’s investments in REITs may include an additional risk to shareholders.  Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital.

●                Risks of Investing in Real Estate-Related Debt and Real Estate-Related Securities.  The Fund and Investment Funds may invest in real estate-related debt and real estate-related securities, which are subject to risk of loss and could have a material adverse effect on the Fund’s cash flow from operations and NAV.

●                Availability of Investable Assets.  It is possible that other unrelated parties may form additional funds with similar investment objectives to the Fund.  In addition, certain Investment Funds, from time to time, may be oversubscribed or closed, and it may not be possible to make investments that have been identified as attractive opportunities.  As a result, there can be no assurance that the Fund will be able to locate attractive investment opportunities that satisfy the Fund’s investment objectives or realize upon the value of its investments or that the Fund will be able to become fully invested for a significant period of time.

●                Environmental Risks.  The Investment Funds (and therefore the Fund) could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments.  Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen.

●                Risk of Undisclosed Matters.  It is possible that investments acquired by the Fund could be affected by undisclosed matters, such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition, breaches of planning legislation, building regulations or other statutory regimes such as health and safety, fire and public health legislation that could also give rise to liability.  The existence of any of these undisclosed matters could have a material adverse effect on the value of investments made by the Investment Funds.

●                Ability to Enforce the Fund’s Legal Rights.  Certain Investment Funds that invest in foreign jurisdictions may have difficulty in successfully pursuing claims to enforce the Fund’s rights as an investor therein and/or enforcing judgments in the courts of foreign jurisdictions, as compared to the courts of the United States.

●                The Fund’s and the Investment Funds’ Foreign Investments Involve Risk of Loss.  Foreign investments by the Fund and Investment Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments.

●                Currency and Exchange Rate Risks.  The income received by foreign investments of the Fund is likely to be denominated in currencies other than U.S. dollars.   Therefore, changes in currency exchange rates between the U.S. dollar and such other currencies may adversely affect the U.S. dollar value of the investments, income, interest and dividends or other distributions received by the Fund, and gains and losses realized on the sale of the investments and the amount of distributions, if any, to be made by the Fund.  In addition, the Fund may incur costs in converting the proceeds from its investments from one currency to another.

●                The Fund’s Use of Leverage Involves Risk of Loss.  Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings.

●                The Investment Funds May Use Leverage Which Involves Risk of Loss.  In addition to any borrowing utilized by the Fund, Investment Funds in which the Fund invests may utilize financial leverage.  The Investment Funds may be able to borrow, subject to the limitations of their charters and operative documents.  The Adviser will target Investment Funds with leverage limitations in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their operative document(s) or disclosure documents, as of when Adviser  makes their selection of approved Investment Managers.  The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Investment Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value.  Furthermore, the Investment Funds will hold their investments in entities organized as REITs, corporations or other entities that provide that the Fund’s risk of loss will be limited to the amount of the investment by the Fund.  Nevertheless, while leverage presents opportunities for increasing an Investment Fund’s, and consequently the Fund’s, total return, it has the effect of potentially increasing losses as well.

●                The Investment Managers May Invest in Equity Securities Without Restriction as to Market Capitalization.  The Investment Managers may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies and growth stage companies.  Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies.

●                Reliance on Key Individuals.  The Fund relies on the services of certain executive officers who have relevant knowledge of Real Estate-Related Investments and familiarity with the Fund’s investment objectives, strategies and investment features.  The loss of the services of any of these key personnel could have a material adverse impact on the Fund.

●                Tax Risk and Compliance with the Requirements to Qualify as a RIC.  If the Fund fails to satisfy any of the RIC requirements, it may lose its status as a RIC under the Code.  In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders.  In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits.  Accordingly, disqualification as a RIC may have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions.  In addition, to the extent the Fund invests in Investment Funds located outside the United States, such Investment Funds may be subject to withholding tax on their investments in such jurisdictions and any such withholding tax would reduce the return on the Fund’s investment in such Investment Funds.

●                Distributions to Investors and Payment of Tax Liability.  The Fund may distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year.  Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Fund’s taxable income.  Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.

You should invest in the Fund only if you can sustain a complete loss of your investment.  An investment in the Fund should be viewed only as part of an overall investment program.  No assurance can be given that the Fund’s investment program will be successful.

SUMMARY OF FUND EXPENSES

The following table summarizes the expenses of the Fund and is intended to assist shareholders and potential investors in understanding the various costs and expenses that they will bear, directly or indirectly, by investing in the Fund.  Each figure below relates to a percentage of the Fund’s daily NAV over the course of a year.  The following table has been prepared under the assumption that the weighted average assets under management over a calendar year will be approximately $2.8 billion which is the Fund’s assets under management as of the date of this prospectus). The total expenses associated with the Fund, are higher than those of other types of funds that do not invest primarily in other investment vehicles.  This is because the shareholders of the Fund pay the Investment Management Fee to the Adviser and also pay the fees and expenses charged by the Investment Funds (indirectly) and Investment Managers acting as sub-advisers, to the extent the assets of the Fund are invested in Investment Funds or have been allocated to Investment Managers acting as sub-advisers.

Shares
Shareholder Transaction Expenses
Maximum Sales Load (percentage of offering price)(1)	None
Maximum Sales Load on Reinvested Distributions	None
Maximum Early Withdrawal Charge	None

Annual Fund Expenses (as a percentage of net assets attributable to Shares)
Management Fees (2)	1.12%
Distribution Fee(3)	None
Other Expenses	0.13%
Total Fund Annual Expenses(4)	1.25%
Acquired Fund Fees and Expenses(5)	0.00%
Total Annual Expenses(6)	1.25%

As noted above and in the footnotes below, the calculation of fees and expenses outlined in the expense table above are based upon weighted average assets under management of $2.8 billion.  At one time, the Fund included the costs of all Investment Funds in the calculation of Acquired Fund Fees and Expenses (“AFFE”) within the expense table.  The calculation of AFFE represented above has been adjusted to reflect only the costs of Investment Funds that are investment companies and certain other privately offered traditional pooled investment vehicles.  This change shows a material decrease in the percentage cost to investors of AFFE in the foregoing expense table, although the number of Investment Funds included in the Fund’s portfolio has not changed proportionately.(6)  Actual fees and expenses may be greater or less than those shown.

Example

The following example illustrates the hypothetical Fund Annual Expenses the you would pay on a $1,000 investment in the Fund assuming a 5% return and that annual expenses attributable to Shares remain unchanged.  The example assumes that you invest $1,000 in the Fund for the time period indicated and then redeem all of your shares at the end of those periods.  The example does not present actual expenses and should not be considered a representation of future expenses.  Actual Fund expenses may be greater or less than those shown.

1 Year	3 Years	5 Years	10 Years
$13	$40	$70	$152

_____________________________________

(1)	Investments are not subject to a Sales Load. See “Plan of Distribution.”
(2)

Management Fees include the quarterly Investment Management Fee paid to the Adviser at an annual rate of 0.95% of NAV, which accrues daily on the basis of the average daily NAV of the Fund.  Management fees also include fees and expenses of the Investment Managers in their capacity as sub-advisers.  That portion of the management fees, 0.17%, is based on the following assumptions:  the anticipated weighted average assets under management over a fiscal year of approximately $2.8 billion a 30% allocation of the Fund’s assets to investment into Real Estate Securities managed by the Investment Managers, which allocation was made in accordance with the Adviser’s targeted allocation.  The fees such Investment Managers charge the Fund are based on the Investment Manager’s sub-advisory agreement.  The management fees paid to an Investment Manager in its capacity as a sub-adviser are assessed on a sliding scale and ranging from 1.0% down to 0.50% based on assets under management.  Based upon the assumptions above, this translates to a weighted average fee of approximately 0.56% of the allocable portion of the Fund’s assets managed by such Investment Managers. The Investment Management Fee paid to the Adviser and the management fees paid to the Investment Managers acting as sub-advisers are paid out of the Fund’s assets.    Because the Investment Management Fee and the management fees paid to the Investment Managers acting as sub-advisers are calculated based on the Fund’s NAV, such fees will reduce the NAV of the Fund.  The Investment Management Fee is payable in arrears on a quarterly basis.  The management fees paid to the Investment Managers acting as sub-advisers may be payable in arrears on a monthly or quarterly basis.  See “Management of the Fund – Adviser and Investment Management Fee.”

(3)	The Shares are not subject to a Distribution Fee. See “Plan of Distribution.”
(4)

Total Fund Annual Expenses represent an estimate of Fund expenses that would be required to be reported in the Fund’s N-CEN and N-CSR Annual Report, assuming a weighted average assets under management of $2.8 billion.  Similar to a mutual fund that invests in REIT shares, the Fund’s Total Fund Expenses do not include the operating expenses of the underlying Investment Funds that hold assets through operating REITs, as discussed further in footnote 6 below.  The Fund’s Total Fund Annual Expenses will increase as a percentage of the Fund’s average net assets if the Fund’s assets decrease.  Actual fees and expenses may be greater or less than those shown.

(5)

Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies and other traditional pooled investment vehicles. It does not include brokerage or transaction costs incurred by such investment companies and other privately offered traditional pooled investment vehicles. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

(6)

Total Annual Expenses do not include the indirect fees and expenses of the Investment Funds that are not investment companies or other privately offered traditional pooled investment vehicles.  These Investment Funds are typically investing in mortgages and other liens on and interests in real estate through entities qualifying as REITs.  Based on an assumed weighted average assets under management over the calendar year of approximately $2.8 billion, a 70% allocation of the Fund’s assets to such Investment Funds in accordance with the manager’s targeted allocation, and the fees and other expenses charged by such Investment Funds (as disclosed by the institutional asset managers to such funds), the weighted average expense for these Investment Funds would be approximately 0.65%, making the Total Annual Expenses (if it included such Investment Funds) 1.90% for the Shares.  These fees and expenses represent the operating expenses of the Investment Funds (i.e., management fees, administration fees and professional and other direct, fixed fees and expenses of the Investment Funds).  The Fund will not invest in Investment Funds that charge performance fees.  The fees and expenses are estimated based, in large part, on the operating history of the Investment Funds, which may change substantially over time and, therefore, significantly affect such expense.  The contractual fees and expenses associated with these other Investment Funds currently range from 0.65% to 1.25% per annum of the average NAV of the Fund’s investment in such Investment Funds.  Actual fees and expenses may be greater or less than those shown.

The purpose of the table above is to assist you in understanding the various costs and expenses you would bear directly or indirectly as a shareholder of the Fund.  The annual “Other expenses” shown above are estimated based on the weighted average assets under management of the Fund of $2.8 billion over the fiscal year and anticipated expenses of the Fund’s operations, and includes, among other things, fees and other expenses that the Fund will bear directly, including the Fund’s ongoing offering costs and fees and expenses of Bank of New York Mellon (the Fund’s “Custodian”).  Included are gross expenses.  In the event that the net assets of the Fund were to be substantially smaller than $2.8 billion, the Fund’s estimated expenses as a percentage would be higher than the estimates presented above.  For a more complete description of the various costs and expenses of the Fund. See “Management of the Fund.”

The Adviser may from their own assets and at no additional cost to the Fund or the Fund’s shareholders, make payments to certain financial intermediaries, including potential Selling Agents.  Such payments do not increase Fund expenses and thus, are not reflected in the Summary of Fund Expenses Section of this Prospectus.  Such payments may be paid to financial intermediaries (including Selling Agents) for shareholder services, sub-administration or sub-transfer agency, for marketing support and/or access to sales meetings, sales representatives, and management representatives.  See “Plan of Distribution – Other Payments Made By the Adviser, the Distributor and/or its Designee.”

FINANCIAL HIGHLIGHTS

The Financial Highlights for the Fund’s Common Shares (formerly “I-Shares”) required to be included in this Prospectus for the fiscal year ended March 31, 2019 are available in the Fund’s financial statements and report thereon audited by Grant Thornton LLP, an independent registered public accounting firm, which have been filed with the Fund’s 2019Annual Report on Form N-CSR filed with the SEC on May 31, 2019, and are incorporated herein by reference. The Financial Highlights for the Fund’s Common Shares for the years ended March 31, 2018, 2017, 2016, 2015, and 2014, and the period from July 10, 2012 (Inception) to March 31, 2013, are available in the Fund’s financial statements and report thereon audited by Grant Thornton LLP, an independent registered public accounting firm, which have been filed with the SEC in the Fund’s Annual Reports on Form N-CSR, and are incorporated herein by reference.  The Financial Highlights for the Fund’s F-Shares required to be included in this Prospectus are available in the Fund’s financial statements and report thereon audited by Grant Thornton LLP, an independent registered public accounting firm, which have been filed with the SEC in the Fund’s Annual Reports on Form N-CSR for the years ended March 31, 2017, 2016, 2015, 2014, and 2013, and the period from December 9, 2011 (Inception) to March 31, 2012, and are incorporated herein by reference.

PRIVACY NOTICE

This notice describes the Fund’s privacy policy.  The Fund is committed to protecting the personal information that it collects about individuals who are prospective, former or current investors.  The Fund collects personal information for business purposes to process requests and transactions and to provide customer service.  “Personal Information” is obtained from the following sources.

●         Investor applications and other forms, which may include your name(s), address, social security number or tax identification number;

●         Written and electronic correspondence, including telephone contacts; and

●         Transaction history, including information about the Fund’s transactions and balances in your accounts with the Fund or its affiliates or other holdings of the Fund and any affiliation with the Adviser and its subsidiaries.

The Fund limits access to Personal Information to those employees and service providers who need to know that information in order to process transactions and service accounts.  Employees are required to maintain and protect the confidentiality of Personal Information.  The Fund maintains physical, electronic and procedural safeguards to protect Personal Information.

The Fund may share Personal Information described above with the Adviser and its various other affiliates or service providers for business purposes, such as to facilitate the servicing of accounts.  The Fund may share the Personal Information described above for business purposes with a non-affiliated third party if the entity is under contract to perform transaction processing, servicing or maintaining investor accounts on behalf of the Fund.  The Fund also may disclose Personal Information to regulatory authorities or otherwise as permitted by law.  The Fund endeavors to keep its customer files complete and accurate.  The Fund should be notified if any information needs to be corrected or updated.

RISK FACTORS

An investment in the Fund is subject to a high degree of risk.  Risks of investing in the Fund include, but are not limited to, those outlined below. See “Risk Factors” and elsewhere in this Prospectus where risks of investment are discussed in more detail.  You should consider carefully the risks before investing in the Shares.  You may also wish to consult with your legal or tax advisors before deciding whether to invest in the Fund.

Claims for Rescission or Damages May Be Brought in Connection with Certain Sales of the Shares

               Pursuant to Section 10(a)(3) of the Securities Act, we are required to annually update the Fund’s Prospectus so that the financial statements and other information contained or incorporated by reference in the Prospectus is not more than sixteen months old. Although the Fund’s Prospectus at all times referred investors to the Fund’s website to access the most recent audited financial statements, on multiple occasions since the launch of the Fund in 2011, we did not file a post-effective amendment to our registration statement in a timely manner containing an updated reference to the Fund’s most recently available financial statements, as required by Section 10(a)(3) of the Securities Act.

Additionally, pursuant to Section 10(c) of the Securities Act, we are required to include in the Fund’s Prospectus all information as the SEC may by rule or regulation require. Pursuant to Rule 3-18 of Regulation S-X, 17 C.F.R. § 210.3-18, the SEC requires a fund to incorporate by reference its interim unaudited financial statements into any filing made more than 245 days after the date of the fund’s audited financial statements. On December 17, 2018, we filed a post-effective amendment that did not incorporate by reference the Fund’s unaudited financial statements even though that filing was made more than 245 days after the date of the Fund’s audited financial statements (i.e., March 31, 2018).

As a result, certain remedies may be triggered, including a right of rescission under Section 12(a) of the Securities Act, for investors that purchased shares of the Fund during the periods when the Fund’s Prospectus did not properly incorporate by reference its audited or unaudited financial statements. Specifically, a shareholder who purchased shares during a relevant period and who still holds his or her shares may be entitled to receive the consideration originally paid plus interest, less the amount of income received. A shareholder who purchased shares during a relevant period but who has since sold those shares may be entitled to receive the consideration originally paid plus interest, less the price at which the shareholder sold the securities, plus any income received on the security.

Shareholders may be subject to certain limitations with respect to seeking rescission. The Fund has identified August 1, 2018 through October 18, 2018, and February 16, 2019 through June 10, 2019 as the periods when shareholders may have a right of rescission. The Fund believes that the statute of limitations for enforcement of federal statutory rescission rights by a shareholder is one year commencing on the date of the sale of a security sold in violation of the federal registration requirements, but shareholders should consult with an attorney if they have any questions regarding how statutes of limitations may apply to any potential claims. Shareholders interested in seeking rescission should contact the Fund for further information.

The Fund may therefore be subject to contingent liabilities in connection with these rescission rights. Additionally, the SEC and/or state securities agencies could pursue enforcement actions or impose penalties and fines on the Fund with respect to any violations of securities laws, which could subject the Fund to further potential liabilities.

The Fund has entered into an indemnity agreement with the Adviser whereby the Adviser has agreed to indemnify and hold harmless the Fund from losses, including costs and expenses associated with rescission claims and reasonable attorneys’ fees related thereto. Therefore, the Fund may not bear the expenses associated with any damages paid to shareholders if current or former shareholders seek rescission and/or damages.

Employing a Multi-Manager Strategy Involves Risks Not Present in Direct Investment Programs

Identifying the appropriate investment strategies, Investment Managers and suitable Investment Funds is difficult and involves a high degree of uncertainty.  The success of the Fund depends in large part upon the ability of the Adviser to choose successful institutional asset managers and upon the ability of the Adviser and the institutional asset managers to develop and implement investment strategies that achieve the Fund’s investment objectives.  Although the Adviser expects to monitor the institutional asset managers to which the Fund allocates its capital, it is always possible that a number of the institutional asset managers might take substantial positions in the same instruments or markets at the same time, thereby interfering with the Fund’s investment goal.

Furthermore, the institutional asset managers have varying levels of experience – some may be newly organized and have no, or limited, operating histories.  Although the Adviser will receive detailed information from each institutional asset manager regarding its historical performance and investment strategy, there may be some information that the Adviser cannot independently verify. In addition, market conditions and acquisition approaches are continually changing, and a particular institutional asset manager’s past successful performance may be largely irrelevant to such institutional asset manager’s prospects for future profitability.  The Fund’s investment program should be evaluated on the basis that there can be no assurance that the Adviser’s assessments of institutional asset managers, and, in turn, their assessments of the short-term or long-term prospects of investments, will prove accurate or that the Fund will achieve its investment objectives.

The Fund seeks to allocate its assets by investing with various institutional asset managers.  Such allocation of assets may not be achieved as a result of insufficient investment opportunities or insufficient investable assets as a result of insufficient subscriptions or withdrawals by shareholders.  In addition, although the dispersion of the Fund’s investments in a variety of Real Estate-Related Investments is intended to reduce the Fund’s exposure to adverse events associated with specific issuers or industries, the number of investments by Investment Managers and Investment Funds will be limited, and the portfolios of some Investment Managers and Investment Funds may be highly concentrated in particular property types, geographic locations or securities issuers.  As a consequence, the Fund’s returns as a whole may be adversely affected by the unfavorable performance of even a single investment by an Investment Fund or by an Investment Manager.

The institutional asset managers have exclusive responsibility for making property acquisition and sales, or securities trading decisions on behalf of an Investment Fund as well as the Fund when an Investment Manager is acting as a sub-adviser.  The institutional asset managers also may manage other accounts (including funds and accounts in which the same institutional asset managers may have ownership interests) which, together with accounts already managed by such institutional asset managers, could compete for the same investments an institutional asset manager might otherwise make on behalf of an Investment Fund as well as the Fund when an Investment Manager is acting as a sub-adviser.  See “– Conflicts of Interest.”

Institutional asset managers are subject to various risks, including, but not limited to, operational risks such as the ability to provide an adequate operating environment for an Investment Fund, including back office functions, property management, accounting, administration, risk management, valuation services and reporting.  Institutional asset managers may also face competition from other investment managers or investment funds which may be more established and have larger capital bases and have larger numbers of qualified management and technical personnel.  Additionally, certain institutional asset managers may pursue over time different investment strategies which may limit the Fund’s ability to assess an institutional asset manager’s ability to achieve its long-term investment objective.  Furthermore, an institutional asset manager may face additional risks as the assets of an Investment Fund increase over time.  In such instances, an institutional asset manager may be unable to manage an Investment Fund’s increased assets effectively because it may be unable to maintain the Investment Fund’s current investment strategy or find the types of investments better suited for an Investment Fund with an increased capital basis.

Since the Fund may make additional investments in the Investment Funds only at certain times pursuant to limitations set forth in the governing agreements of the Investment Funds, the Fund from time to time may have to hold some, or in certain cases a substantial amount, of its assets temporarily in money market securities, cash or cash equivalents, possibly for several months.

The Fund may also be required to indemnify certain of the Investment Funds and/or Investment Managers from any liability, damage, cost or expense arising out of breaches of representations and warranties included in the Investment Fund’s subscription documents and certain acts or omissions relating to the offer or sale of the Fund’s Shares.  In addition, Investment Funds and Investment Managers may have indemnification obligations to the respective service providers they employ, which may result in increases to the fees and expenses for such Investment Funds or the services of such Investment Managers.

Conflicts of Interest

The Adviser, the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts (collectively, “Adviser Clients”), as well as to the Fund.  The Fund has no interest in the activities of the other Adviser Clients.  In addition, the Adviser,  the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest.  However, there are no affiliations or arrangements between the Adviser Clients, the Investment Funds, the managers of such Investment Funds and the Investment Managers.

The Adviser,  the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for themselves or their officers, directors, partners, members or employees, but not for the Fund.  Situations may arise in which the Adviser,  the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and/or their respective affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund.  The investment activities of the Adviser,  the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.

Investment research and due diligence may be periodically discussed among portfolio managers and other senior personnel of the Adviser,  the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and/or their respective affiliates.  However, investment decisions for the Fund are made independently from those of Adviser Clients.  If, however, the Fund desires to invest in, or withdraw from, the same Investment Fund as an Adviser Client, the opportunity will be allocated equitably.  Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments.  In some cases, investments for Adviser Clients may be on terms different than, and sometimes more favorable than, an investment made on behalf of the Fund.  This process may adversely affect the amount the Fund will be able to invest in an Investment Fund.  In other cases, the Fund may invest in a manner opposite to that of Adviser Clients (i.e., the Fund buying an investment when Adviser Clients are selling, and vice-versa).

The officers or employees of the Adviser will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients.  The Adviser,  the institutional asset managers managing Investment Funds, and the Investment Managers acting as sub-advisers, and their respective officers and employees will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

Any Selling Agents or their affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the institutional asset managers or their affiliates, including the Investment Funds, and receive compensation for providing these services.  These relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility.  (All Investment Funds and other accounts managed by the institutional asset managers or their affiliates, excluding the Fund, are referred to collectively as the “Institutional Asset Manager Accounts.”)

The Adviser,  the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and/or their respective affiliates or Adviser Clients may have an interest in an account or investment vehicle managed by, or enter into relationships with, an Investment Manager or its affiliates on terms different, and potentially more favorable, than an interest in the Fund.  In addition, the institutional asset managers may receive research products and services in connection with the brokerage services that the Adviser,  the institutional asset managers managing Investment Funds, the Investment Managers acting as sub-advisers, and their respective affiliates may provide from time to time to one or more Institutional Asset Manager Accounts or to the Fund.

Conflicts of interest may arise from the fact that the institutional asset managers and their affiliates may be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest.  See “Conflicts of Interest” in the SAI.

The Fund is Non-Diversified

The Fund is a “non-diversified” management investment company under the Investment Company Act.  This means that the Fund may invest a greater portion of its assets in a limited number of issuers than would be the case if the Fund were classified as a “diversified” management investment company.  Accordingly, the Fund may be subject to greater risk with respect to its portfolio securities than a “diversified” fund because changes in the financial condition or market assessment of a single issuer may cause greater fluctuation in the value of its interests.  In general, the Fund will limit its investment in any one Investment Fund to less than 25% of its assets.

Shareholders Will Have Only Limited Liquidity

The Fund is a closed-end investment company, provides limited liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act and is designed for long-term investors.  Unlike many closed-end investment companies, the Fund’s Shares are not listed on any securities exchange and are not publicly-traded. There is currently no secondary market for the Shares and the Fund expects that no secondary market will develop.  Shares are subject to substantial restrictions on transferability and may only be transferred or resold in accordance with the LLC Agreement and the Fund’s repurchase policy.

Limited liquidity is provided to shareholders only through the Fund’s quarterly Repurchase Offers for no less than 5% of the shares outstanding on the Repurchase Request Deadline.  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.  There is no guarantee that shareholders will be able to sell all of the Shares they desire in a quarterly Repurchase Offer.  Additionally, in certain instances such Repurchase Offers may be suspended or postponed by a vote of a majority of the Board, including a vote by a majority of the Independent Directors, as permitted by the Investment Company Act and other laws.  See “Quarterly Repurchases of Shares.”

Repurchase Policy Risk

Repurchase of Shares will reduce the amount of outstanding Shares and, thus, its net assets.  A reduction in the Fund’s net assets may increase the Fund’s expense ratio, to the extent that additional Shares are not sold.  In addition, the repurchase of Shares by the Fund may be a taxable event to shareholders.

Payment for repurchased Shares may require the Fund to liquidate its portfolio holdings (i.e., the Fund’s interests in Investment Funds and/or Real Estate Securities) earlier than the Adviser otherwise would liquidate such holdings, potentially resulting in losses, and may increase the Fund’s portfolio turnover.  It is possible that sale of the Fund’s portfolio investments to finance repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.  It also may reduce the investment opportunities available to the Fund.

The Adviser may take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, the Fund may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on any such borrowing will negatively affect shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchases by selling investments, the Fund may hold a larger proportion of its net assets in less liquid securities. Also, the sale of securities to finance repurchases could reduce the market price of those securities, which in turn would reduce the Fund’s NAV.

In the event of an oversubscription of a repurchase offer, Shareholders may be unable to liquidate all or a given percentage of their Shares at net asset value during that repurchase offer. Because of the potential for proration, some Shareholders might tender more shares than they wish to have repurchased in order to ensure the repurchase of specific number of Shares. A Shareholder may be subject to market risk as a result of the delay between the tender of Shares and their pricing. There is a possible decrease in Share value as a result of currency fluctuations between the date of tender and the repurchase pricing date with respect to the Fund’s foreign investments.

Approval of Sub-Advisory Relationships

The Fund and the Adviser have entered into sub-advisory relationships with certain Investment Managers (separate from the managers of the Investment Fund) to sub-advise on average between 25% and 50% of the Fund’s assets to be invested in Real Estate Securities when the Fund is fully invested.  Such relationships were entered into upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities (at such time) pursuant to the Investment Company Act.  If the Adviser seeks to replace or add an Investment Manager acting as a sub-adviser to the Fund, the Adviser must obtain shareholder approval for any new Investment Manager identified as attractive candidate for a sub-advisory relationship.  If such approval is not received with respect to a particular Investment Manager, the Fund will be prohibited from allocating assets to such Investment Manager. As a result, there can be no assurance that the Fund or the Adviser will be able to retain attractive institutional asset managers to sub-advise the Fund’s assets to be invested in Real Estate Securities.

Once the Adviser Has Selected an Investment Manager or Investment Fund, the Adviser Will Have No Control Over an Individual Investment Manager’s Investment Decisions

Although the Fund and the Adviser will evaluate regularly each Investment Fund and its manager and each Investment Manager to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether the investment performance is satisfactory, the Adviser will not have any control over the investments made by an Investment Manager or an Investment Fund.  Even though Investment Funds are subject to certain constraints, the managers may change aspects of their investment strategies.  The managers may do so at any time (for example, such change may occur immediately after providing the Adviser with the quarterly unaudited financial information for the Investment Fund).  The Adviser may reallocate the Fund’s investments among the Investment Funds, but the Adviser’s ability to do so may be constrained by the withdrawal limitations imposed by the Investment Funds.   The Fund’s investments in certain Investment Funds may be subject to lock-up periods, during which the Fund may not withdraw its investment.  These withdrawal limitations may prevent the Fund from reacting rapidly to market changes should an Investment Fund fail to effect portfolio changes consistent with such market changes and the demands of the Adviser.  Such withdrawal limitations may also restrict the Adviser’s ability to terminate investments in Investment Funds that are poorly performing or have otherwise had adverse changes.   The Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds which provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities, however, there is no assurance that such efforts will necessarily detect fraud, malfeasance, inadequate back office systems or other flaws or problems with respect to the Investment Manager’s operations and activities.  The Adviser will be dependent on information provided by the Investment Fund, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to manage the Fund’s investment portfolio in accordance with its investment objectives.

To the extent the Fund holds non-voting securities of, or contractually foregoes the right to vote in respect of, an Investment Fund (which it intends to do in order to avoid being considered an “affiliate” of an Investment Fund within the meaning of the Investment Company Act), it will not be able to vote on matters that require the approval of the investors of the Investment Fund, including a matter that could adversely affect the Fund’s investment, such as changes to the Investment Fund’s investment objectives or policies or the termination of the Investment Fund.  See “Investment Objectives, Strategies and Investment Features – Investment Objectives.”

Competition Between Investment Funds and Between the Fund and Investment Funds

The Investment Funds may trade independently of each other and may pursue investment strategies that “compete” with each other for execution or that cause the Fund to participate in positions that offset each other (in which case the Fund would bear its pro rata share of commissions and fees without the potential for a profit).  Also, the Fund’s investments in any particular Investment Fund could increase the level of competition for the same trades that other Investment Funds might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security at a price consistent with the Adviser’s strategy.

The Investment Funds Will Neither Be Subject to the Investment Company Act nor Will They Be Publicly Traded, and as a Result the Fund’s Investments in Such Investment Funds Will Not be Subject to Certain Protections Afforded to Investors Under the Investment Company Act

The Investment Funds will not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not be able to avail itself of the protections of the Investment Company Act with respect to the Investment Funds, including certain corporate governance protections, such as the requirement of having a majority or 50% of the directors serving on a board as independent directors, statutory protections against self-dealings by the institutional asset managers, and leverage limitations.   Furthermore, some of the institutional asset managers for the Investment Funds may not be registered under the Advisers Act.

The Value of the Fund’s Investments Will Be Difficult to Ascertain and the Valuations Provided in Respect of the Investment Funds Will Likely Vary from the Amounts the Fund Would Receive Upon Withdrawal of its Investments

The net asset values received by the Fund from its Investment Managers are typically only estimates.  In addition, certain securities and properties in which an Investment Fund may invest may not have a readily ascertainable market price.  Such securities and properties will be valued by institutional asset managers for such Investment Funds, which valuation will be conclusive with respect to the Fund, even though such managers may face a conflict of interest in valuing such securities because the value thereof will affect their compensation.  See “– Conflicts of Interest.”  The Fund may rely on estimates of the value of these investments when calculating its NAV.  The Fund may suspend the calculation of its NAV under certain conditions.

While the valuation of the Fund’s publicly-traded securities are more readily ascertainable, the Fund’s ownership interest in Investments Funds are not publicly traded and the Fund may depend on the institutional asset manager to an Investment Fund to provide a valuation of the Fund’s investment.  Moreover, the valuation of the Fund’s investment in an Investment Fund, as provided by an institutional asset manager as of a specific date, may vary from the fair value of the investment that may be obtained if such investment were sold to a third party.  Shareholders should recognize that valuations of illiquid assets, such as interests in Investment Funds, involve various judgments and consideration of factors that may be subjective.  As a result, the NAV of the Fund, as determined based on the fair value of its investments in Investment Funds, may vary from the amount the Fund would realize on the withdrawal of its investments from the Investment Funds.  This could adversely affect shareholders whose Shares are repurchased as well as new shareholders and remaining shareholders.  For example, in certain cases, the Fund might receive less than the fair value of its investment in connection with its withdrawal of its investment from an Investment Fund, resulting in a dilution of the value of the Shares of shareholders who do not tender their Shares in any coincident tender offer and a windfall to tendering shareholders; in other cases, the Fund might receive more than the fair value of its investment, resulting in a windfall to shareholders remaining in the Fund, but a shortfall to tendering shareholders.  The Adviser will attempt to resolve any conflicts between valuations assigned by an institutional asset manager and fair value as determined by the Adviser by seeking information from the institutional asset manager and reviewing all relevant available information.  Such review may result in a determination to change the fair value of the Fund’s investment.

An institutional asset manager may use proprietary investment strategies that are not fully disclosed to the Adviser, which may involve risks under some market conditions that are not anticipated by the Adviser.  The investment strategies and styles used by an institutional asset manager are subject to change without notice. For information about the value of the Fund’s investment in Investment Funds, the Adviser will be dependent on information provided by the Investment Funds, including quarterly unaudited financial statements, which if inaccurate could adversely affect the Adviser’s ability to value accurately the Fund’s Shares.  Shareholders in the Fund have no individual right to receive information about the Investment Funds or the institutional asset managers, will not be shareholders in the Investment Funds and will have no rights with respect to or standing or recourse against the Investment Funds, institutional asset managers or any of their respective affiliates.

Investors in the Fund Will Be Subject to the Costs and Expenses of the Fund and the Investment Funds in which the Fund Invests

By investing in the Investment Funds indirectly through the Fund, a shareholder bears two layers of asset-based fees and expenses – at the Fund level and the Investment Fund level.  In the aggregate, these fees might exceed the fees that would typically be incurred by a direct investment with a single Investment Manager or Investment Fund.  The Fund may also invest in Investment Funds that invest in other investment vehicles, thereby subjecting the Fund, and Fund shareholders, to an additional level of fees.  In the aggregate, these fees and expenses could be substantial and adversely affect the value of any investment in the Fund.

Restricted and Illiquid Investments Involve the Risk of Loss

The Investment Managers may invest in restricted securities and other investments which are illiquid.  Restricted securities are securities that may not be sold to the public without an effective registration statement under the Securities Act, or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration under the Securities Act.

Where registration is required to sell a security, an Investment Manager may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time the Investment Manager may be permitted to sell a security under an effective registration statement.  If during such a period adverse market conditions were to develop, the Investment Manager might obtain a less favorable price than the prevailing price when it decided to sell.  Investment Managers may be unable to sell restricted and other illiquid securities at the most opportune times or at prices approximating the value at which they purchased such securities.  An Investment Fund’s portfolio may include a number of investments for which no market exists and which have substantial restrictions on transferability.

Some of the Investment Funds may invest all or a portion of their assets in private placements which are illiquid.  Additionally, the Fund’s repurchase process could involve substantial complications and delays, as the ability of the Fund to honor repurchase requests is dependent in part upon the Fund’s ability to make withdrawals from Investment Funds which may be delayed, suspended altogether or not possible because, among other reasons, (i) many Investment Managers permit withdrawals only on an infrequent basis, which timing is not likely to coincide with the repurchase dates of the Fund, (ii) some Investment Funds may impose limits (known as “gates”) on the aggregate amount that a shareholder or all shareholders in the Investment Fund may withdraw on any single withdrawal date, and (iii) the Investment Funds’ portfolios may include investments that are difficult to value and that may only be able to be disposed of by the Investment Managers at substantial discounts or losses.

In addition, the Fund’s interests in the Investment Funds are subject to substantial restrictions on transfer.  The Fund may liquidate an interest and withdraw from an Investment Fund pursuant to limited withdrawal rights.  Some Investment Funds also may suspend the repurchase rights of their shareholders, including the Fund, from time to time.  The illiquidity of these interests may adversely affect the Fund were it to have to sell interests at an inopportune time.  Overall, the types of restrictions on investments by the Investment Funds may affect the Fund’s ability to invest in, hold, vote the shares of, or sell the Investment Funds.  Furthermore, the Fund, upon its repurchase of all or a portion of its interest in an Investment Fund, may receive an in-kind distribution of securities that are illiquid or difficult to value and difficult to dispose of.

Business and Regulatory Risks of the Fund and of Investment Funds

Legal, tax and regulatory changes (including laws relating to taxation of the Fund’s investments, trade barriers and currency exchange controls), as well as general economic and market conditions (such as interest rates, availability of credit, credit defaults, inflation rates and general economic uncertainty) and national and international political circumstances (including wars, terrorist acts or security operations), may adversely affect the Fund.  These factors may affect, among other things, the level of volatility of the prices of securities and real estate assets, the liquidity of the Investment Funds’ investments and the availability of certain securities and investments.  Volatility or illiquidity could impair the Fund’s profitability or result in significant losses.  Additionally, the regulatory environment for Investment Funds is evolving, and changes in the regulation of Investment Funds may adversely affect the value of investments held by the Fund and the ability of the Fund to successfully pursue its investment strategy.  In addition, the securities markets are subject to comprehensive statutes and regulations.  The effect of any future regulatory change on the Fund could be substantial and adverse.

Risks of Investment Funds encompasses the possibility of loss due to Investment Funds’ fraud, intentional or inadvertent deviations from a predefined investment strategy (including excessive concentration, directional investing outside of predefined ranges, excessive leverage or new capital markets), or simply poor judgment. During the lifetime of the Fund, there could be material changes in one or more Investment Funds, including changes in control, initial public offerings and mergers. The effect of such changes on an Investment Fund cannot be predicted but could be material and adverse. Given the limited liquidity of the Investment Funds, the Fund may not be able to alter its portfolio allocation in sufficient time to respond to any such changes, resulting in substantial losses from risks of Investment Funds.

Hedging Strategies Employed by the Fund or the Investment Funds May Not Be Successful

The Fund and the Investment Funds, in a manner similar to publicly traded REITs, may engage in hedging strategies, which use options, interest rate swaps, caps and floors, or other derivatives in an effort to protect profits from losses due to currency fluctuations or interest rate changes.  To the extent that hedging transactions are effected, their success is dependent on the Fund’s or an Investment Fund’s ability to correctly predict movements in the direction of currency or interest rates.  Therefore, while the Fund or an Investment Fund may attempt to hedge against undesirable exposure, unanticipated changes in the markets and investments or debt being hedged, or the nonoccurrence of events being hedged against, this may result in poorer overall performance than if the Fund or an Investment Fund had not engaged in any such hedge.  In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and movements in the interest rates or currency valuations is unpredictable.  Moreover, for a variety of reasons, the Fund or the Investment Funds may not seek to establish a perfect correlation between such hedging instruments and the portfolio considerations being hedged.  Such imperfect correlation may prevent the Fund or the Investment Funds from achieving the intended hedge or expose the Fund to additional risk of loss.

Investment Funds May Have Heavily Concentrated Investment Holdings

An Investment Fund, from time to time, may invest a substantial portion of its assets in a particular property type, geographic location or securities instrument.  As a result, the investment portfolios of the Investment Funds and the Fund’s portfolio may be subject to greater risk and volatility than if investments had been made in a broader diversification of investments in terms of property type, geographic location or securities instrument.  To the extent that the Fund’s portfolio is concentrated in a property type, geographic location or securities instrument, the risk of any investment decision is increased.

General Market Fluctuations Will Affect the Fund’s Returns

The Fund’s investments in Investment Funds and Real Estate Securities may be negatively affected by the broad investment environment in the real estate market, the debt market and/or the equity securities market.  The investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change.  Real estate and Real Estate Securities values may experience greater volatility during periods of challenging market conditions, which periods may be similar to or worse than the conditions experienced from late 2007 through 2009.  In addition, there can be severe limitations on an investor’s ability to sell certain Real Estate Securities, including those that are of higher credit quality, during a period of reduced credit market liquidity.  Therefore, the Fund’s NAV will fluctuate.  Shareholders may experience a significant decline in the value of their investment and could lose money.  The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.

General Risks of the Investment Funds Investing in Real Estate

The Fund will not invest in real estate directly, but, because the Fund will invest in Investment Funds that invest in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify as REITs or investment vehicles treated similarly as private REITs for tax purposes, the Fund’s investment portfolio will be significantly impacted by the performance of the real estate market and may experience more volatility and be exposed to greater risk than a more diversified portfolio.  REIT share prices may decline because of adverse developments affecting the real estate industry and real property values. In general, real estate values can be affected by a variety of factors, including supply and demand for properties, the economic health of the country or of different regions, and the strength of specific industries that rent properties.

The following risks may affect real estate markets generally or specific assets and include, without limitation, general economic and social climate, regional and local real estate conditions, the supply of and demand for properties, the financial resources of tenants, competition for tenants from other available properties, the ability of the Investment Funds to manage the real properties, changes in building, environmental, tax or other applicable laws, changes in real property tax rates, changes in interest rates, negative developments in the economy that depress travel activity, uninsured casualties, acts of God and other factors which are beyond the control of the Fund and the Adviser .  Furthermore, changes in interest rates or the availability of debt may render the investment in real estate assets difficult or unattractive. The possibility of partial or total loss of capital will exist and investors should not subscribe unless they can readily bear the consequences of such loss.  Many of these factors could cause fluctuations in occupancy rates, rent schedules or operating expenses, resulting in a negative effect on the value of real estate assets. Valuation of real estate assets may fluctuate. The capital value of the Fund’s investments may be significantly diminished in the event of a downward turn in real estate market prices.

Moreover, certain expenditures associated with real estate, such as taxes, debt service, maintenance costs and insurance, tend to increase and, in most cases, are not decreased by events adversely affecting rental revenues such as an unforeseen downturn in the real estate market, a lack of investor confidence in the market or a softening of demand. Thus, the cost of operating a property may exceed the rental income thereof. Insurance to cover losses and general liability in respect of properties may not be available or may be available only at prohibitive costs to cover losses from ongoing operations and other risks such as terrorism, earthquake, flood or environmental contamination. Although the Fund intends to confirm that Investment Funds in which it invests maintain comprehensive insurance on its investments in amounts sufficient, in a commercially reasonable manner, to permit replacement in the event of total loss, certain types of losses are uninsurable or are not economically insurable, and the Fund will have no control over whether such insurance is maintained.

Risk of Investing in REITs

The Fund will invest in Investment Funds that invest in real estate-related debt, consisting of mezzanine and first mortgage debt, and directly in real estate through entities that qualify as REITs or investment vehicles treated similarly as private REITs for tax purposes.  Qualification as a REIT under the Code, as amended in any particular year is a complex analysis that depends on a number of factors. Although the Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds that provide reports that will enable them to monitor the Fund’s investments, there can be no guarantee that the entities in which the Fund invests, with the expectation that they will be taxed as REITs, will qualify as REITs. An entity that fails to qualify as a REIT would be subject to a corporate level tax, would not be entitled to a deduction for dividends paid to its shareholders and would not pass through to its shareholders the character of income earned by the entity. If the Fund were to invest in an entity that failed to qualify as a REIT, such failure could significantly reduce the Fund’s yield on that investment and could adversely affect the Fund’s NAV.

Dividends paid by REITs do not qualify for the reduced U.S. federal income tax rates applicable to qualified dividends under the Code. See “Taxes.” The Fund’s investments in REITs may include an additional risk to shareholders. Some or all of a REIT’s annual distributions to its investors may constitute a non-taxable return of capital. Any such return of capital will reduce the Fund’s basis in the REIT investment, but not below zero. To the extent the distributions from a particular REIT exceed the Fund’s basis in such REIT, the Fund will recognize gain. In part because REIT distributions often include a non-taxable return of capital, Fund distributions to shareholders may also include a non-taxable return of capital. Shareholders that receive such a distribution will also reduce their tax basis in their Shares of the Fund, but not below zero. To the extent the distribution exceeds a shareholder’s basis in the Fund’s Shares, such shareholder will recognize a capital gain. The Fund does not have any investment restrictions with respect to investments in REITs.

Risks of Investing in Real Estate-Related Debt and Real Estate-Related Securities

The Fund will seek to invest in Real Estate-Related Investments, which may include commercial real estate loans, mortgage loans, CMBS, B-Notes, mezzanine loans, and other similar types of investments.  Commercial real estate loans are secured by multifamily or commercial property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or  specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, and changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances.

In the event of any default under a mortgage loan held by an Investment Fund, the Investment Fund and therefore the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund’s cash flow from operations.  In the event of a default by a borrower on a non-recourse loan, the only recourse for the holder of that investment will be to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on a commercial real estate loan and the underlying asset collateralizing the commercial real estate loan is insufficient to satisfy the outstanding balance of the commercial real estate loan, this may cause a loss of principal or interest for the Investment Fund, Investment Manager and ultimately the Fund. In addition, even if with recourse to a borrower’s assets, there may not be full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on anticipated returns on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law.

CMBS evidence interests in or secured by a single commercial mortgage loan or a pool of commercial real estate loans.  Accordingly, the mortgage-backed securities which the Fund or an Investment Fund invests in are subject to all of the risks of the underlying mortgage loans.

If an Investment Fund makes or invests in mortgage loans and there are defaults under those mortgage loans, the Fund or the Investment Fund may not be able to repossess and sell the underlying properties in a timely manner. The resulting time delay could reduce the value of the investment in the defaulted mortgage loans. An action to foreclose on a property securing a mortgage loan is regulated by state statutes and regulations and is subject to many of the delays and expenses of other lawsuits if the defendant raises defenses or counterclaims. In the event of default by a mortgagor, these restrictions, among other things, may impede the Fund’s ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to the Fund on the mortgage loan.

The Fund or an Investment Fund may invest in B-Notes. A B-Note is a mortgage loan typically (i) secured by a first mortgage on a single large commercial property or group of related properties and (ii) subordinated to an A-Note secured by the same first mortgage on the same collateral. As a result, if a borrower defaults, there may not be sufficient funds remaining for B-Note holders after payment to the A-Note holders. Since each transaction is privately negotiated, B-Notes can vary in their structural characteristics and risks. For example, the rights of holders of B-Notes to control the process following a borrower default may be limited in certain investments. The Fund cannot predict the terms of each B-Note investment and does not have control over the terms of the investments held by an Investment Fund. Further, B-Notes typically are secured by a single property, and so reflect the increased risks associated with a single property compared to a pool of properties.

The Fund or an Investment Fund may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, the Fund or the Investment Fund may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy the Fund’s mezzanine loan. If a borrower defaults on the Fund’s mezzanine loan or debt senior to the Fund’s loan, or in the event of a borrower bankruptcy, the Fund’s mezzanine loan will be satisfied only after the senior debt. As a result, the Fund may not recover some or all of the Fund’s investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

The Fund or Investment Funds may acquire interests in subordinated loans and invest in subordinated mortgage-backed securities. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy the Fund’s loan, there may be a loss of principal or interest. In the event a borrower declares bankruptcy, the holder of the investment may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan.

In general, losses on a mortgage loan included in a securitization will be borne first by the equity holder of the property, then by a cash reserve fund or letter of credit, if any, and then by the “first loss” subordinated security holder.  In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which held by the Fund or the Investment Funds, the Fund may not be able to recover all of the Fund’s investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator, or if the values subsequently decline and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage-backed securities, the securities in which the Fund or the Investment Fund may effectively become the “first loss” position behind the more senior securities, which may result in significant losses to the Fund.

               Investments in commercial real estate loans are subject to changes in credit spreads. When credit spreads widen, the economic value of such investments decrease. Even though a loan may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the widened credit spread.

Investment in long-term fixed rate debt securities will decline in value if long-term interest rates increase. Additionally, investments in floating-rate debt will be impacted by decreases in interest rates that may have a negative effect on value and interest income. Declines in market value may ultimately reduce earnings or result in losses to the Fund, which may negatively affect cash available for distribution to shareholders.

The value of mortgage-backed securities may change due to shifts in the market’s perception of issuers and regulatory or tax changes adversely affecting the mortgage securities market as a whole.  Mortgage-backed securities are also subject to several risks created through the securitization process.  Subordinate mortgage-backed securities are paid interest only to the extent that there are funds available to make payments.  To the extent the collateral pool includes delinquent loans, there is a risk that the interest payment on subordinate mortgage-backed securities will not be fully paid.  Subordinate mortgage-backed securities are also subject to greater credit risk than those mortgage-backed securities that are more highly rated.

The decline in the broader credit markets in recent months related to the sub-prime mortgage dislocation has caused the global financial markets to become more volatile and the United States homebuilding market has been dramatically impacted as a result. The confluence of the dislocation in the real estate credit markets with the broad based stress in the United States real estate industry could create a difficult operating environment for owners of real estate in the near term and investors should be aware that the general risks of the Investment Funds investing in real estate may be magnified.

Recent instability in the United States, European and other credit markets also has made it more difficult for borrowers to obtain financing or refinancing on attractive terms or at all. In particular, because of the current conditions in the credit markets, borrowers may be subject to increased interest expenses for borrowed money and tightening underwriting standards. There is also a risk that a general lack of liquidity or other adverse events in the credit markets may adversely affect the ability of issuers in whose securities the Fund invests to finance real estate developments and projects or refinance completed projects.

For example, adverse developments relating to sub-prime mortgages have been adversely affecting the willingness of some lenders to extend credit, in general, which may make it more difficult for companies to obtain financing on attractive terms or at all so that they may commence or complete real estate development projects, refinance completed projects or purchase real estate. It also may adversely affect the price at which companies can sell real estate, because purchasers may not be able to obtain financing on attractive terms or at all. These developments also may adversely affect the broader economy, which in turn may adversely affect the real estate markets. Such developments could, in turn, reduce the number of REITs and reduce the Fund’s investment opportunities.

Availability of Investable Assets

Identifying and completing attractive Real Estate-Related Investments is competitive. Other unrelated parties may form additional funds with similar investment objectives to the Fund. In addition, certain Investment Funds, from time to time, may be oversubscribed or closed, and it may not be possible to make investments that have been identified as attractive opportunities. There may be competition for investments of the type in which the Fund intends to invest, and such competition may lead to the Fund obtaining less favorable investment terms than would otherwise be the case or prevent the Fund from making some investments. As a result, there can be no assurance that the Fund will be able to locate attractive investment opportunities that satisfy the Fund’s investment objectives or realize upon the value of its investments or that the Fund will be able to become fully invested for a significant period of time.

Environmental Risks

The Investment Funds (and therefore the Fund) could face substantial risk of loss from claims based on environmental problems associated with the real estate underlying the Fund’s investments. Furthermore, changes in environmental laws or in the environmental condition of an asset may create liabilities that did not exist at the time of the acquisition of such investment by the Fund and that could not have been foreseen. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such environmental condition.

Risk of Undisclosed Matters

In addition to the risk of environmental liability attaching to an investment, it is possible that investments acquired by the Fund could be affected by undisclosed matters. In respect of acquired land, the Fund’s investment in the Investment Fund that owns such land could be affected by undisclosed matters such as legal easements, leases and all charges on property that have been registered and all charges that the acquiring entity is or should have been aware of at the time of the acquisition. Liability could also arise from the breaches of planning legislation and building regulations. Undisclosed breaches of other statutory regimes such as health and safety, fire and public health legislation, could also give rise to liability. The property owner could also be liable for undisclosed duties payable to municipalities and counties as well as public claims deriving from supply to the property of water, electricity and other utilities and services.  It is therefore possible that the Fund could acquire an investment affected by such matters, which may have a material adverse effect on the value of such investments.

Ability to Enforce the Fund’s Legal Rights

Certain Investment Funds that invest in foreign jurisdictions may have difficulty in successfully pursuing claims in the courts of foreign jurisdictions to enforce the Fund’s rights as an investor therein, as compared to the courts of the United States. Further, to the extent that a judgment is obtained, but enforcement thereof must be sought in the courts of another jurisdiction, there can be no assurance that such courts will enforce such judgment.

The Fund’s and the Investment Funds’ Foreign Investments Involve Risk of Loss

Foreign investments by the Fund and Investment Funds may be subject to economic, political, regulatory and social risks, which may affect the liquidity of such investments. Foreign ownership of real estate or Real Estate Securities may be restricted, requiring the Investment Funds in which the Fund invests to share the applicable investment with local third party shareholders or investors, and there may be significant local land use and permit restrictions, local taxes and other transaction costs which adversely affect the returns sought by the Fund. These investments may be subject to additional risks relating to adverse political developments (including nationalization, confiscation without fair compensation, civil disturbances, unrest or war) and regulatory risks, which may affect the liquidity of such investments. Further, foreign governments may impose restrictions to prevent capital flight which may, for example, involve punitive taxation (including high withholding taxes) on certain securities, transfers or asset sales or the imposition of exchange controls, making it difficult or impossible to exchange or repatriate the applicable currencies. Foreign investments also are subject to additional risks such as:

•        unfavorable changes in currency rates and exchange control regulations;

•        reduced availability of information regarding foreign companies;

•        different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements;

•        reduced liquidity and greater volatility;

•        difficulty in obtaining or enforcing a judgment;

•        increased brokerage commissions and custody fees; and

•        increased potential for corrupt business practices in certain foreign countries.

In addition to the risks associated with investments in foreign real estate generally, investments in real estate located in particular regions or countries with emerging markets may face those risks to a greater degree and may face the following additional risks, among others:

ent:-.25in;">•        inflation and rapid fluctuations in inflation rates in the economies of certain emerging market countries;

•        high concentration of investors and financial intermediaries;

•        overdependence on exports, particularly with respect to primary commodities, which makes such economies vulnerable to volatile fluctuations in commodity prices; and

•        overburdened infrastructure, such as delays in local postal, transport, banking or communications systems that could cause the Fund to lose rights, opportunities or entitlements and expose it to currency fluctuations.

The Fund does not intend to obtain political risk insurance. Accordingly, actions of foreign governments in the future could have a significant effect on economic actions in their respective countries, which could affect private sector real estate and real estate-related companies and the prices and yields of investments. Exchange control regulations, expropriation, confiscatory taxation, nationalization, political, economic or social instability or other economic or political developments in such countries could adversely affect the assets of the Fund.

Political changes or a deterioration of a foreign nation’s domestic economy or balance of trade may indirectly affect the Fund’s investment in a particular real estate or real estate-related securities in that nation. Moreover, the investments could be adversely affected by changes in the general economic climate or the economic factors affecting real estate or real estate-related industries, changes in tax law or specific developments within such industries or interest rate movements. While the Adviser intends to manage foreign investments in a manner that it believes will minimize the Fund’s exposure to such risks, there can be no assurance that adverse political or economic changes will not cause the Fund to suffer losses.

Market Disruption and Geopolitical Risk

The aftermath of the war in Iraq, instability in Afghanistan, Pakistan, Egypt, Libya, Syria, Russia, Ukraine and the Middle East, possible terrorist attacks in the United States and around the world, growing social and political discord in the United States, the European debt crisis, Great Britain’s potential exit from the European Union, the response of the international community—through economic sanctions and otherwise—to Russia’s recent annexation of the Crimea region of Ukraine and posture vis-a-vis Ukraine, further downgrade of U.S. Government securities and other similar events, may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know and cannot predict how long the securities markets may be affected by these events and the effects of these and similar events in the future on the U.S. economy and securities markets. The Fund may be adversely affected by abrogation of international agreements and national laws which have created the market instruments in which the Fund may invest, failure of the designated national and international authorities to enforce compliance with the same laws and agreements, failure of local, national and international organization to carry out their duties prescribed to them under the relevant agreements, revisions of these laws and agreements which dilute their effectiveness or conflicting interpretation of provisions of the same laws and agreements. The Fund may be adversely affected by uncertainties such as terrorism, international political developments, and changes in government policies, taxation, restrictions on foreign investment and currency repatriation, currency fluctuations and other developments in the laws and regulations of the countries in which it is invested.

In April 2018, the U.S. government began imposing tariffs on Chinese imports. China, in turn, retaliated with its own tariffs on U.S. imports. Currently (as of May 2019), the U.S. had imposed tariffs on approximately $250 billion of Chinese goods, and had threatened tariffs on additional Chinese goods, and China had imposed tariffs on more than $110 billion of U.S. goods. The trade war is still developing, and neither the U.S. nor China appear to be willing to compromise.

This continuing trade war, especially if it is not resolved in the near future, has already had, and is likely to lead to additional adverse economic effects, both to the Chinese and the U.S. markets, and is likely to negatively affect the investments of the Fund. The trade war, especially if it is escalated, may also cause the depreciation of the Chinese currency as well as global economic turmoil.

Emerging Markets Risk

Investments of the Fund or of the Investment Funds in emerging markets may be speculative. Foreign investment risks are greater in emerging markets than in developed markets. Investments in emerging markets are often considered speculative. Emerging market countries typically have economic and political systems that are less developed, and can be expected to be less stable than developed markets. For example, the economies of such countries can be subject to rapid and unpredictable rates of inflation or deflation.

Currency and Exchange Rate Risks

The Fund will invest in Investment Funds which invest in real estate and real estate-related securities located in the United States, as well as Asia, Europe, Australia and other foreign geographic regions.  As a result, the income received by such underlying foreign investments of the Fund is likely to be denominated in currencies other than U.S. dollars. However, the books and records of the Fund are expected to be maintained in, and capital contributions to, and distributions from, the Fund are expected to be made in, U.S. dollars. Accordingly, changes in currency exchange rates between the U.S. dollar and such other currencies may adversely affect the U.S. dollar value of the investments, income, interest and dividends or other distributions received by the Fund, and gains and losses realized on the sale of the investments and the amount of distributions, if any, to be made by the Fund.

In addition, the Fund may incur costs in converting the proceeds from its investments from one currency to another. It is not possible over the life of the Fund to assess the degree to which foreign currencies will be affected by the devaluation thereof relative to the U.S. dollar due to economic conditions or to any managed exchange rate regime employed by the applicable government, but significant depreciation of the currency of a country in which the Fund has underlying investments may adversely impact such investments and/or the Fund’s returns from such investments.

The Fund’s Use of Leverage Involves Risk of Loss

Although the Fund has the option to borrow, there are significant risks that may be assumed in connection with such borrowings.  Investors in the Fund should consider the various risks of financial leverage, including, without limitation, the matters described below. There is no assurance that a leveraging strategy would be successful. Financial leverage involves risks and special considerations for shareholders including:

•        the likelihood of greater volatility of NAV of the Shares than a comparable portfolio without leverage;

•        the risk that fluctuations in interest rates on borrowings and short-term debt that the Fund must pay will reduce the return to the shareholders;

•        the effect of financial leverage in a market experiencing rising interest rates, which would likely cause a greater decline in the NAV of the Shares than if the Fund were not leveraged; and

•        the potential for an increase in operating costs, which may reduce the Fund’s total return.

In the event that the Fund would be required to sell assets at a loss, including in order to redeem or pay off any borrowing, such a sale would reduce the Fund’s NAV and may make it difficult for the NAV to recover. The Fund nevertheless may continue to use financial leverage if the Adviser expects that the benefits to the shareholders of maintaining the leveraged position likely would outweigh a resulting reduction in the current return.

Certain types of borrowings by the Fund would result in the Fund being subject to covenants in credit agreements relating to asset coverage and Fund composition requirements that are more stringent than those currently imposed on the Fund by the Investment Company Act. In addition, borrowings by the Fund may be made on a secured basis.  The Fund’s Custodian will then either segregate the assets securing the Fund’s borrowings for the benefit of the Fund’s lenders or arrangements will be made with a suitable sub-custodian.  If the assets used to secure a borrowing decrease in value, the Fund may be required to pledge additional collateral to the lender in the form of cash or securities to avoid liquidation of those assets.  In the event of a default, the lenders will have the right, through the Fund’s Custodian, to redeem the Fund’s investments in underlying Investment Funds without consideration of whether doing so would be in the best interests of the Fund’s shareholders.  The rights of any lenders to the Fund to receive payments of interest on and repayments of principal of borrowings will be senior to the rights of the Fund’s shareholders, and the terms of the Fund’s borrowings may contain provisions that limit certain activities of the Fund and could result in precluding the purchase of instruments that the Fund would otherwise purchase.

The use of financial leverage involves financial risk and would increase the exposure of the Fund’s investment returns to adverse economic factors such as rising interest rates, downturns in the economy or deterioration in the condition of the investments. There would be a risk that operating cash flow available to the Fund would be insufficient to meet required payments and a risk that it would not be possible to refinance existing indebtedness or that the terms of such refinancing would not be as favorable as the terms of existing indebtedness. Borrowings by the Fund may be secured by any or all of the assets of the Fund, with the consequences that the Fund may lose more than its equity stake in any one investment, and may lose all of its capital.

The Investment Funds May Use Leverage, Which Involves Risk of Loss

In addition to any borrowing utilized by the Fund, Investment Funds in which the Fund invests may utilize financial leverage.  The Investment Funds may be able to borrow, subject to the limitations of their charters and operative documents.  While leverage presents opportunities for increasing an Investment Fund’s total return, it has the effect of potentially increasing losses as well.  If income and appreciation on investments made with borrowed funds are less than the required interest payments on the borrowings, the value of the Investment Fund will decrease.  Additionally, any event which adversely affects the value of an investment by an Investment Fund would be magnified to the extent such Investment Fund is leveraged.  The cumulative effect of the use of leverage by an Investment Fund in a market that moves adversely to such Investment Fund’s investments could result in a substantial loss to the Investment Fund which would be greater than if the Investment Fund were not leveraged.  The Adviser will target Investment Funds with leverage limitations in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their charters and operative documents or disclosure documents, as of when the Adviser make their selection of approved Investment Managers.  The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Investment Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value.  Furthermore, the Investment Funds will hold their investments in entities organized as REITs, corporations or other entities that provide that the Fund’s risk of loss will be limited to the amount of the investment by the Fund.  Nevertheless, while leverage presents opportunities for increasing an Investment Fund’s, and consequently the Fund’s, total return, it has the effect of potentially increasing losses as well.

The Investment Managers May Invest in Equity Securities without Restriction as to Market Capitalization

The Investment Managers may invest in equity securities without restriction as to market capitalization, such as those issued by medium-sized and smaller capitalization companies, including micro-cap companies and growth stage companies.  Those securities, particularly smaller-capitalization stocks, involve higher risks in some respects than do investments in securities of larger companies.  The prices of the securities of some of these smaller companies are often more volatile and may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are more subject to changes in earnings and prospects, among other things.  In addition, the risk of bankruptcy or insolvency of many smaller companies (with the attendant losses to shareholders) is higher than for larger, “blue-chip” companies, and, due to thin trading in some small-capitalization stocks, an investment in those securities may be highly illiquid.

Some small companies have limited product lines, distribution channels and financial and managerial resources.  Some of the companies in which Investment Funds invest may have product lines that have, in whole or in part, only recently been introduced to market or that may still be in the research or development stage.  Such companies may also be dependent on key personnel with limited experience.

Reliance on Key Individuals

The Fund relies on the services of Mark D. Quam, William R. Fuhs, Jr. and Casey Frazier, as members of the Board and/or as the Fund’s senior officers. See “Directors and Officers – Officers” in the SAI, for a description of each such key personnel’s relevant experience.  The loss of the services of any of these key personnel could have a material adverse impact on the Fund, because of their relevant knowledge of Real Estate-Related Investments and their familiarity with the Fund’s investment objectives, strategies and investment features.

Cybersecurity Risk

With the increased use of technologies such as the Internet to conduct business, the Fund is susceptible to operational, information security and related risks.  In general, cyber incidents can result from deliberate attacks or unintentional events.  Cyber attacks include, but are not limited to, gaining unauthorized access to digital systems (e.g., through “hacking” or malicious software coding) for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption.  Cyber attacks may also be carried out in a manner that does not require gaining unauthorized access, such as causing denial-of-service attacks on websites (i.e., efforts to make network services unavailable to intended users).  Cyber incidents affecting the Fund or its service providers have the ability to cause disruptions and impact business operations, potentially resulting in financial losses, impediments to trading, the inability of the Fund to transact business, violations of applicable privacy and other laws, regulatory fines, penalties, reputational damage, reimbursement or other compensation costs, or additional compliance costs.

Similar adverse consequences could result from cyber incidents affecting the Fund investments, counterparties with which a Fund engages in transactions, governmental and other regulatory authorities, banks, brokers, dealers, insurance companies and other financial institutions.  In addition, substantial costs may be incurred in order to prevent cyber incidents in the future.  While the Fund’s service providers, including the Fund’s investment adviser, may have established business continuity plans in the event of, and risk management policies and procedures and systems to prevent, such cyber incidents, there are inherent limitations in such plans, procedures and systems including the possibility that certain risks have not been identified.  Furthermore, the Fund and the Fund’s investment adviser cannot control the cyber security plans and systems put in place by its service providers or any other third parties whose operations may affect the Fund and its investors. The Fund could be negatively impacted as a result.

Tax Risk and Compliance with the Requirements to Qualify as a RIC

Special tax risks are associated with an investment in the Fund.  The Fund intends to qualify and has elected to be treated as a RIC under the Code.  As such, the Fund must satisfy, among other requirements, certain ongoing asset diversification, source-of-income and annual distribution requirements.  Each of these ongoing requirements for qualification for the favorable tax treatment available to RICs requires that the Fund obtain information from or about the Investment Funds in which the Fund is invested.

While the Fund is considered a non-diversified fund within the meaning of the Investment Company Act, for the purpose of satisfying certain of the requirements for qualification as a RIC, the Fund will often be required to “look through” to the character of the income, and investments held by the Investment Funds.  However, unlike registered investment companies, Investment Funds are not obligated to publicly disclose the contents of their portfolios.  This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest.  The Fund expects to receive information from each Investment Fund regarding its investment performance on a regular basis.

If before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification requirement in order for it to qualify as a RIC, the Fund may seek to take certain actions to avert such a failure.  The Fund may try to acquire additional interests in Investment Funds to bring itself into compliance with the asset diversification test.  However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because the Fund may redeem its interest in an Investment Fund only at certain times specified by the governing documents of each respective Investment Fund.  While relevant tax provisions afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a repurchase by an Investment Fund referred to above may limit utilization of this cure period.

If the Fund fails to satisfy the asset diversification or other RIC requirements, it may lose its status as a RIC under the Code.  In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders.  In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits.  Accordingly, disqualification as a RIC may have a material adverse effect on the value of the Fund’s Shares and the amount of the Fund’s distributions.  In addition, the Fund is required each December to make certain “excise tax” calculations based on income and gain information that must be obtained from the underlying Investment Funds.  If the Fund does not receive accurate information from the Investment Funds, the Fund risks failing to satisfy the Code’s qualification tests and incurring the excise tax on undistributed income.  See “Taxes” and, in the SAI, “Tax Aspects.”

In addition, the Fund invests in Investment Funds located outside the United States.  Such Investment Funds may be subject to withholding tax on their investments in such jurisdictions.  Any such withholding tax would reduce the return on the Fund’s investment in such Investment Funds. See “Taxes” and, in the SAI, “Tax Aspects.”

Distributions to Investors and Payment of Tax Liability

The Fund may distribute at least 90% of its investment income and net short-term capital gains to shareholders in accordance with RIC requirements each year. See “Taxes.”  Investors will be required each year to pay applicable federal and state income taxes on their respective shares of the Fund’s taxable income.  Shareholders who reinvest their distributions will nonetheless be obligated to pay these taxes from sources other than Fund distributions.

USE OF PROCEEDS

The Fund is currently offering up to $4,000,000,000 of Shares.  There is no assurance that the Fund will raise the full amount.  The proceeds of the offering may be initially invested by the Fund in short-term, high-quality debt securities, money market instruments or money market funds, in addition to, or in lieu of, investments consistent with the Fund’s investment objectives and policy and principal strategies as soon as practicable after this offering.  If the Fund is delayed in investing the proceeds of this offering, the Fund’s distributions could consist, in whole or in part, of a return of capital.  In addition, the Fund may maintain a portion of the proceeds in cash to meet operational needs, as well as pay for offering costs associated with the sale of the Fund’s Shares.  Thus, there is no guarantee that the Fund will raise $4,000,000,000 or that it will be able to assemble and achieve a Real Estate Related Investment portfolio of Investment Funds and Investment Managers with the proceeds of this offering; and as a result, the Fund may be prevented from achieving its objectives during any time in which the Fund’s assets are not substantially invested in accordance with its principal investment strategies.  See “Risk Factors” for more discussion of the potential limitations on the Fund’s ability to invest consistent with its investment objectives and investment policy.

THE FUND

The Fund was formed in Delaware on March 10, 2011 and is registered under the Investment Company Act as a non-diversified, closed-end investment management company that provides liquidity through a quarterly repurchase policy under Rule 23c-3 under the Investment Company Act.  Shares of the Fund will be continuously offered under the Securities Act.  Under the Investment Company Act, “closed-end company” means any management company other than one that is offering for sale or has outstanding any redeemable security of which it is the issuer.  Further, under the Investment Company Act, “non-diversified company” means any management company that does not have at least 75% of the value of its total assets represented by cash and cash items (including receivables), government securities, securities of other investment companies, and other securities; for the purposes of this calculation, limited in respect of any one issuer to an amount not greater in value than 5% of the value of the total assets of such management company and to not more than 10% of the outstanding voting securities of such issuer. The Fund is an interval fund that offers to make quarterly repurchases of Shares at NAV.

 The Fund initially offered up to $750,000,000 of its common shares pursuant to the Fund’s registration statement on Form N-2 (File Nos. 333-172947 and 811-22534), which was declared effective on December 9, 2011.   As of July 12, 2012, the Fund simultaneously redesignated its issued and outstanding common shares as Class F Shares and created its Class I Shares.  A subsequent registration increased the offering to $2,000,000,000 of its common shares as of February 3, 2016 (File Nos. 333-209345 and 811-22534).  The Fund has registered an additional $2,000,000,000 in value of its common shares which became effective immediately upon filing pursuant to paragraph Section 8(b) of the Investment Company Act on April 19, 2017 (File Nos. 333-172947 and 811-22534), bringing the total common shares available for issuance to $4,000,000,000.  A registration statement filed on January 29, 2018 eliminated the Fund’s Class F Shares (VCMRX) and simultaneously redesignated its issued and outstanding Class I Shares (VCMIX) as Common Shares (VCMIX).  Any issued and outstanding Class F Shares were converted on a one-for-one basis to Common Shares (VCMIX).  The Class F Shares have been eliminated and will no longer be offered.  The Fund’s investment Adviser is Versus Capital Advisors LLC, a registered adviser under the Advisers Act.  The Adviser, prior to this Fund, had not previously advised a registered investment company.

The Fund’s address is 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.

INVESTMENT OBJECTIVES, STRATEGIES AND INVESTMENT FEATURES

Investment Objectives

The Fund’s primary investment objective is to seek consistent current income, while the Fund’s secondary objectives are capital preservation and long-term capital appreciation.  The Fund’s ability to achieve current income and/or long-term capital appreciation will be tempered by the investment objective of capital preservation.  The Fund attempts to achieve these objectives by allocating capital primarily among a select group of institutional asset managers with expertise investing in Real Estate-Related Investments.  These institutional asset managers manage Investment Funds. In addition, the Fund will retain certain institutional asset managers as Investment Managers to sub-advise a specified portion of the Fund’s assets to be invested in Real Estate Securities.  Under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments. In certain extreme circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents. The Fund will invest in accordance with its investment objectives and strategies as soon as practicable after the close of this offering. The Fund will not invest in Investment Funds that hold themselves out or otherwise operate as “hedge funds”.

The Fund intends to seek diversification within the real estate industry by property type, global geography, institutional asset manager and investment strategy.  While maintaining a balance of strategies, markets, risks and institutional asset managers within the real estate industry, it is the intent that over time the Fund’s portfolio reflect the broad trends of the real estate market.  The Fund’s investment strategy seeks to attain portfolio stability and favorable risk-adjusted investment returns with a focus on income and having a low correlation to the publicly-traded equities markets.  Although the Fund will invest primarily in Investment Funds that invest in real estate, the Fund also will invest a portion of its assets in public debt, equity and preferred securities backed principally by real estate, and, to a lesser extent, cash and cash equivalents and other short-term investments. These investments will be managed by Investment Managers acting as sub-advisers delegated by the Adviser.  See “Risk Factors.”

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An investment in the Fund enables shareholders to invest with a number of institutional asset managers without incurring the high minimum investment requirements that most institutional asset managers typically impose on shareholders.  Furthermore, an investment in the Fund also provides the opportunity to indirectly access Real Estate-Related Investments, including, but not limited to, real estate and Real Estate Securities.  An investment in the Fund may be appropriate for long-term investors seeking to diversify their total investment portfolios by pursuing income and potential growth by adding a real estate exposure to their total portfolio.

Unlike registered investment companies, the Investment Funds currently are not obligated by regulations or law to publicly disclose the contents of their portfolios.  This lack of transparency may make it difficult for the Adviser to monitor the sources of the Fund’s income and the allocation of its assets, and otherwise comply with the Code, and ultimately may limit the universe of Investment Funds in which the Fund can invest.  In order to ensure compliance with all applicable regulatory requirements, the Fund will seek to invest in Investment Funds that utilize private REIT investment vehicles (as defined for federal tax purposes under the Code) as the Adviser believes that income from such REIT entities would typically comply with the RIC 90% investment income requirement under the Code. See “Taxes.”  In most instances, such Investment Funds will accept investments on a continuous basis, have quarterly repurchases and do not have a defined termination date.  In addition, the Adviser will delegate to Investment Managers the management of a designated portion of the Fund’s assets for investment in Real Estate Securities.

The Fund is a multi-strategy and multi-manager fund that seeks to achieve its investment objectives primarily through the selection and monitoring of, and the allocation of assets of the Fund to, Investment Funds and Investment Managers that the Adviser believes will meet the Fund’s investment objectives.  The Fund’s investment strategy seeks to attain portfolio stability and favorable risk-adjusted investment returns with a focus on income and having a low correlation to the publicly-traded equities markets.  The investment strategy is centered on the use of various Investment Funds and Investment Managers seeking to diversify within the real estate industry the overall real estate-related investment portfolio by:

•        Geography: asset holdings primarily in the United States but with certain holdings across the rest of North America, Europe, Asia, Australia and other geographic regions;

•        Property Type: investments in multi-family, industrial, office, retail, hotel and other property types;

•        Strategy: differing property and securities acquisition, underwriting and management strategies, policies and procedures; and

•        Capital Structure:  investments that include debt, preferred stock and equity securities.

The Fund has the option to borrow.  In each case, the amount that the Fund may borrow will be limited by the provisions of  Section 18 of the Investment Company Act, which, among other limitations contained therein relating to the declaration of dividends or distributions, limits the issuance of a “senior security” (as defined in the Investment Company Act) to those instances where immediately after giving effect to such issuance, the Fund will have “net asset coverage” (as defined in the Investment Company Act) of at least 300%.  If the Fund does borrow, the Fund may seek to use commercial paper, bank loans secured by the liquid securities of the Fund and/or other borrowing available to the Fund. Any borrowing at the Fund level will be in addition to financial leverage that an Investment Fund may use as part of its capital structure.  The interest on borrowing by the Fund will be at prevailing market rates, to the extent the Fund borrows. Notwithstanding the foregoing, the Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Investment Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value. See “Risk Factors – The Fund’s Use of Leverage Involves Risk of Loss.”

The Investment Funds will not be registered as investment companies under the Investment Company Act and, therefore, the Fund will not be able to avail itself of the protections of the Investment Company Act with respect to the Investment Funds, including certain corporate governance protections, such as the requirement of having a majority or 50% of the directors serving on a board as independent directors, statutory protections against self-dealings by the institutional asset managers, and leverage limitations.  Unregistered investment funds, such as the Investment Funds, typically provide greater flexibility than traditional investment funds (e.g., registered investment companies) over the types of assets that may be owned, the types of investment strategies employed, and in some cases, the amount of leverage that can be used.  Such funds also are a riskier investment, and investment in such funds is limited to sophisticated persons.  The Adviser seeks to construct a portfolio consisting of a wide variety of Investment Funds and Investment Managers that has a low correlation to publicly-traded equities markets and demonstrates a balance of strategies, markets, risks and types of real estate and real estate securities managers.   The Adviser seeks to use a variety of institutional asset managers that invest and manage Real Estate-Related Investments in diverse markets, utilize different investment strategies, construct varying types of portfolios and layer capital in a manner that is consistent with the risks embedded in their respective investment strategy.

The Fund will invest more than 50% of its assets in Investment Funds that are principally engaged in investing in real estate and real estate-related debt.  The Adviser will only select Investment Funds that invest in real estate and/or real estate-related debt and have investment objectives that may not be changed without, at a minimum, a majority consent of the shareholders in each of such Investment Funds.  These Investment Funds will operate in a variety of global markets.  The balance of the Fund will be invested by the Investment Managers in Real Estate Securities.  Underlying equity securities chosen by the Investment Funds and Investment Managers may be listed or unlisted and underlying debt securities may be rated or unrated.  Subject to the repurchase policies of the Investment Funds, the Adviser expects to reallocate the Fund’s assets in response to changes in market values and the performance of the institutional asset managers.  The Adviser aims to maintain a portfolio of investments that includes a variety of strategies, markets and types of institutional asset managers.  The Fund may also invest excess cash balances in short-term investments deemed appropriate by the Adviser.

None of the Investment Funds, the managers of such Investment Funds nor the Investment Managers are affiliated with the Fund or the Adviser.  In general, the Fund will limit its investment in any one Investment Fund to less than 25% of its assets.  The Fund either will hold non-voting securities of an Investment Fund or will limit its investment in any Investment Fund to less than 10% of the Investment Fund’s voting securities.  The Fund will not acquire more than 3% of another RIC’s shares.  The Fund shall not invest more than 5% of its assets in a single RIC, nor shall it invest in more than 10% of its assets in RICs.  The Fund may invest substantially all of its assets in non-voting securities of Investment Funds.  The Fund would purchase non-voting securities to avoid being an “affiliate” of an Investment Fund within the meaning of the Investment Company Act.  Nonetheless, the Fund may be considered, under certain circumstances, to be an affiliate of the Investment Fund.  As such, the Fund might be subject to limitations imposed by the Investment Company Act on purchasing more interests in, or redeeming its interests from, the Investment Fund.  The Fund will only include the underlying expenses of the Investment Funds that are investment companies and certain other privately offered traditional pooled investment vehicles as part of its expenses.  See “Summary of Fund Expenses.”

Investment Funds are pooled investment vehicles, which are typically exempt from registration, that have shareholders, other than the Fund. The Fund will be an investor in the Investment Funds as any typical investor would be.  The Fund has been designed to afford the Adviser flexibility to deploy assets in real estate investment strategies it deems appropriate under prevailing economic and market conditions.  Accordingly, at any given time, the Fund may not invest in all of the enumerated real estate investment strategies described in this Prospectus, and the Fund’s investment allocation is not fixed and will likely not be equally weighted.  The Adviser may add different investment strategies at its discretion within the real estate sector, consistent with its investment objectives.

Additional information about the types of investments that are expected to be made by the Fund is provided below and in the SAI.  The Fund’s investment objectives are a fundamental policy and may not be changed without the approval of shareholders.  Except as otherwise indicated, the Fund’s investment policies and restrictions are not fundamental and may be changed without a vote of the shareholders.  See “Additional Investment Policies – Fundamental Policies” in the SAI.

No assurance can be given that the Fund will achieve its investment objectives.

Selection of Investment Funds and Investment Managers

The Adviser follows certain general guidelines when reviewing and selecting Investment Funds and Investment Managers.  The Adviser takes into consideration the following criteria when selecting the approved institutional asset managers:

•        Assets under management;

•        Length of time in the business;

•        Stability and depth of corporate management;

•        Stability and depth of investment management team;

•        Investment strategy, target returns and leverage limitations;

•        Investment process and research capacity;

•        Existing portfolio composition and valuation;

•        Structure of any Investment Funds and tax considerations;

•        Historical performance and reputation;

•        Conflicts policies;

•        Reporting and valuation policies/process; and

•        Investor rights and controls.

Although the Adviser will attempt to apply the guidelines consistently, the guidelines involve the application of subjective and qualitative criteria and the selection of Investment Funds and Investment Managers is a fundamentally subjective process.  The use of the selection guidelines may be modified or eliminated at the discretion of the Adviser.  In addition, some Investment Funds and Investment Managers may be newly organized and have no, or only limited, operating histories.  However, the Adviser will select institutional asset managers whose principals have substantial experience investing assets in real estate and/or Real Estate Securities. There can be no assurance that the Adviser will be able to access institutional asset managers, whether through their Investment Funds or by engaging them as Investment Managers that can enable the Fund to meet its objective.  None of the Investment Funds, the managers of such Investment Funds nor any of the Investment Managers have affiliations or arrangements with the Fund or the Adviser, other than the fact that the Fund invests in Investment Funds and the Investment Manager is engaged by the Adviser for sub-advisory services associated with the Real Estate Securities as described herein.  The Fund is an investor in an Investment Fund, as any typical investor would be.

Other than regulatory limitations applicable to a RIC, the Adviser is not bound by any fixed criteria in allocating assets to Investment Funds. Investment Funds have some flexibility to make investments in accordance with the market environment and employ leverage, as permitted within the operative documents for their investment vehicle and limitations set forth in the Code for operation of a REIT.  See “Risk Factors – Investment Funds May Have Heavily Concentrated Investment Holdings” and “– Investment Fund Leverage.”  The Adviser will consider investing in Investment Funds that pursue a wide range of long-only real estate investment strategies with buy and hold strategies that do not incorporate the trading of real estate assets.  The Investment Funds may not sell securities short and may not write uncovered options.  Additionally, the Fund will not invest in Investment Funds that charge a performance or incentive fee.

The current investment guidelines, developed by the Adviser are as follows:

Investment Fund Review.  The Adviser’s process for evaluating Investment Funds puts an emphasis on funds with an existing portfolio, the pricing at which investors enter the funds, performance and consistency of the funds and the management teams, the investment managers’ investment approaches and processes, the mechanics and structure for entering and exiting the funds, the overall expense ratios of the funds, as well as policies and procedures around the execution of the funds’ investment strategies.  The goal of this process is to identify a group of high quality institutional asset managers with Investment Funds that merit consideration.  The Fund will not invest in Investment Funds that charge a performance or incentive fee.  The Adviser will only select Investment Funds that have investment objectives that may not be changed without, at a minimum, a majority consent of the shareholders in each of such Investment Funds.

Interviews and Selection of Investment Funds and Investment Managers.  The Adviser seek to conduct a multi-step process for review and evaluation of each potential Investment Fund and each potential Investment Manager that typically includes: (i) an initial meeting with a summary level introduction to the practices, strategy and team for the manager and fund; (ii) a questionnaire and offering material review process to track historical record performance and consistency as well as a sensitivity analysis on a forward looking basis; (iii)  an onsite interview with the management team for a full evaluation of the institutional asset manager’s investment evaluation, documentation and decision processes; and (iv) reference calls with parties familiar with the institutional asset manager and/or the fund.  The goal of the due diligence process is to evaluate:  (i) the background of the institutional asset manager’s firm and its respective team; (ii) the infrastructure of the institutional asset manager’s research, evaluation and investment procedures; (iii) the institutional asset manager’s strategy and method of execution; (iv) the institutional asset manager’s risk control and portfolio management processes; and (v) the differentiating factors that the Adviser believes give an Investment Fund or Investment Manager an advantage over other potential investment funds and institutional asset managers.

By combining historical quantitative analysis with a sound knowledge of these key qualitative attributes, the Adviser will attempt to evaluate the Investment Funds’ and the Investment Managers’ potential for generating sustainable, positive, risk-adjusted returns under a wide variety of market conditions.

Monitoring Investments.  Once an Investment Fund is selected, the Fund and the Adviser will continue to review the investment process and performance of the Investment Fund.  The Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Investment Funds that provide reports that will enable them to monitor the Fund’s investments as to their overall performance, sources of income, asset valuations and liabilities.  The Fund and the Adviser expect to monitor Investment Funds through a combination of periodic performance updates, portfolio reports and phone calls and visits from time to time (including at least full reviews on an annual basis).  Each of the Investment Funds will provide annual audited financial statements, quarterly unaudited financial statements and additional quarterly financial information that include, but are not limited to: (i) financial statements; (ii) a summary of investment holdings; (iii) a summary of liabilities; (iv)  the Fund’s investment account statement; and (v) updated valuations calculated in accordance with valuation policies that include third party independent appraisals, and in most cases, third party oversight and investor review and input.  Additionally, each of the Investment Funds provides its investors with the right to reasonably request additional information and review the books and records of the Investment Fund.  The Adviser may utilize third party quantitative databases to analyze the risk and return attributes of the Investment Funds.  The Adviser will evaluate regularly each Investment Fund to determine whether its investment program is consistent with the Fund’s investment objectives and whether the investment performance is satisfactory.  The Adviser subject to the repurchase policies of the Investment Funds, may reallocate the Fund’s assets among the Investment Funds, redeem its investment in Investment Funds, and/or select additional Investment Funds. For a description of the Fund’s procedures in respect of valuing its investment in Investment Funds, see “CALCULATION OF NET ASSET VALUE – Net Asset Valuation – Investment Funds.”

In addition, once an Investment Manager is selected to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities, the Fund and the Adviser, will continue to review the investment process and performance of the Investment Manager.  The Adviser and the Board will engage in the necessary due diligence to ensure that the Fund’s assets are invested in Real Estate Securities that are consistent with the Fund’s investment objectives and that the investment performance in such securities is satisfactory. The Adviser may, at its discretion, reallocate the Fund’s assets among the Investment Managers, redeem its investment in Real Estate Securities, and/or select additional Investment Managers to sub-advise such specified portion of the Fund’s assets.

The performance of each Investment Manager that is managing assets for the Fund typically is compared with the performance of other managers who utilize the same strategy (and who may or may not be currently managing assets for the Fund) and against a market benchmark for strategies similar to the one utilized by the Investment Manager.  As assets under management (“AUM”) increase and the investments managed by the Investment Managers increase, the Fund may benefit from fee breakpoints offered by certain Investment Managers and the Fund’s total expenses may decrease as a percentage of AUM.  Alternatively, if AUM shrink or allocations to Investment Managers are reduced fund expenses may increase as a percentage of AUM.  The reasons for reducing or withdrawing entirely the capital allocated to an Investment Manager may include:  (i) the identification by the Adviser of a preferable alternative for investing the capital; (ii) a change in the Investment Manager’s strategy or personnel; (iii) a significant change in the amount of assets under the Investment Manager’s management; (iv) a decline in performance relative to the performance of other asset managers using the same investment strategy; (v) the development of a conflict of interest or legal issue restricting the scope of a relationship with the Fund or the Adviser; (vi) a decline in the potential for gains on investment in the Investment Manager’s market niche; (vii) a failure of the Investment Manager to meet expectations of, or adhere to restrictions on, activities established by the Adviser; (viii) the relative gains or losses in the accounts of different Investment Managers that cause the Fund’s allocations among the Investment Managers to become disproportionate or unbalanced with respect to the Adviser’s asset allocation models or strategies; (ix) the Fund’s need to comply with the asset diversification requirement in order to qualify as a RIC; (x) the Fund’s need for liquidity to pay dividends; or (xi) any other reason or determination reached by the Adviser in its discretion. Because the Adviser expects to regularly review new investment opportunities, capital withdrawn from the management of one Investment Manager is expected to be reallocated to another Investment Manager within a short period of time. For a description of the Fund’s procedures in respect of valuing its investment in Real Estate Securities, see “CALCULATION OF NET ASSET VALUE – Net Asset Valuation – Real Estate Securities.”

Investment Strategies of Investment Funds and Investment Managers

Investment Funds and Investment Managers may employ various investment strategies, which involve various types of properties, in different geographic locations, with various risk/reward profiles and differing pieces of the capital structure including equity, debt or preferred securities.  The Fund has been designed to afford the Adviser flexibility to deploy assets in real estate investment strategies it deems appropriate under prevailing economic and market conditions.  Allocations to an Investment Fund may vary over time upon the ongoing monitoring of the Adviser and continuous analysis of alternative real estate managers and real estate securities managers.  As noted above, the Fund will limit its investment in any one Investment Fund to less than 25% of its assets.  The Fund either will hold non-voting securities of an Investment Fund or will limit its investment in any Investment Fund to less than 10% of the Investment Fund’s voting securities.  The Fund is not limited in the types of Investment Funds and Investment Managers that it may select or the types of investment activities in which they may engage, within the real estate sector and consistent with its investment objectives.  The Adviser will consider investing in Investment Funds that pursue a wide range of long-only real estate investment strategies with buy and hold strategies that do not incorporate the trading of real estate assets.  The Investment Funds may not sell securities short and may not write uncovered options.  Additionally, the Fund will not invest in Investment Funds that charge a performance or incentive fee.  Likewise, Investment Managers that are selected to sub-advise a specified portion of the Fund’s assets for investment in Real Estate Securities may only use long-only or buy and hold investment strategies, and will be restricted from selling securities short and writing uncovered options. The following is a brief description of the strategies implemented by the Fund, which strategies are employed on a collective basis to achieve the Fund’s objectives.

Institutionally Managed Real Estate Fund Strategies

Core.  The Fund’s core strategy targets high-quality portfolios with real estate assets that provide relatively lower and more stable returns.  Investments are typically located in primary markets and in the main property types (offices, retail, industrial and multi-family). Properties are stable, well-maintained, well-leased and often of the Class A variety. For example, office properties tend to be Class A buildings with investment grade tenants.  Multi-family properties are usually in major metropolitan cities with higher rental rates.  Retail would typically be more traditional neighborhood and community strip-mall centers, as well as regional and super regional malls.  The Adviser believes that warehouse and research and development properties in strong distribution centers typically offer better chances for predictable cash flow within the industrial sector.  The Fund intends to identify investments within this strategy that anticipate limited or no leverage (0% to 30%) or additional capital investment, maintain relatively stable and high occupancy levels and typically carry premium rents within a market.  As an example, a Class A office property may broadly be defined as 100,000 square feet or larger (five or more floors), concrete and steel construction, recently built and/or very well maintained (excellent condition), with business/support amenities and in a strong identifiable location with good access to a primary metropolitan market.

Core Plus.  The Fund’s core plus strategy seeks moderate risk portfolios with real estate that provides moderate returns.  Investments are predominantly core but with an emphasis on a modest value add management approach. A core-plus portfolio requires slightly more complex financial structuring and management intensive focus than core portfolio of investments.  Focus is on the main property types, in both primary and secondary markets, in Class A or lower quality buildings that require some form of enhancement (i.e., repositioning, redevelopment and/or releasing).  The Fund intends to identify investments within this strategy that anticipate between 30% to 49% leverage and some additional capital investment.  In comparison to the Class A example above, a Class B property may be renovated and/or in good condition, potentially smaller in size, in a good location in a primary or secondary metropolitan market.

Value Added.  The Fund’s value added strategy typically focuses on more aggressive active asset management and often employs more leverage.  Investment portfolios typically target lower quality buildings, in both primary and secondary markets in the main property types. Properties are considered value added when they exhibit management or operational problems, require physical improvement, and/or suffer from capital constraints. Buildings often require enhancement to upgrade them to Class A buildings (i.e., redevelopment/repositioning/releasing). The Fund intends to identify investments within this strategy that anticipate between 50% to 65% leverage and additional capital investment.

Real Estate Securities Strategies

Global Real Estate Equities.  The Fund’s global real estate equities strategy seeks to benefit from national and regional economic growth around the world by investing in REITs and other publicly-traded real estate securities. The market capitalization of global real estate securities is approximately triple that of the United States, and the Adviser believes that there is an upward trend in investing in global real estate, which would provide the Adviser with potential to invest within the real estate industry across numerous global markets with competitive total returns and current income.  These investments include equity securities issued by U.S. and non-U.S. real estate companies, including REITs and similar REIT-like entities.  REIT-like entities are organized outside of the U.S. and have operations and receive tax treatment similar to that of U.S. REITs.  The Fund may also invest in securities of foreign companies in the form of ADRs, GDRs and EDRs.  The Fund intends to select Investment Managers that manage portfolios of Real Estate Securities that include companies with strong market positions and employ a risk-managed investment approach that focuses on companies the Investment Managers believe have potential for growth and/or strong income characteristics.

Real Estate Preferred Equities.  The Fund’s real estate preferred equities strategy seeks high income and capital preservation by investing in preferred stock issues of REITs and other real estate-related companies. The Fund intends to identify Investment Managers that apply a value-oriented investment approach focused on credit quality and company fundamentals.  The Fund will seek Investment Managers that evaluate the fundamental characteristics of the issuers, including creditworthiness and prevailing market factors. This approach will take into account an issuer’s corporate and capital structures and placement of the preferred securities within that structure.

Real Estate Debt.  The Fund’s real estate debt strategy seeks to create and maintain, directly and indirectly through Investment Funds, a portfolio of investments that generate a stable income stream of attractive and consistent cash distributions.  Investing in commercial real estate loans and other real estate-related securities will emphasize the payment of current returns to investors and preservation of invested capital as primary investment objectives.  The Fund intends to identify Investment Funds with institutional asset managers that focus on the major property types within commercial real estate (multifamily, industrial, office and retail), but the Fund may also seek debt investments in respect of certain other property types with strong credit characteristics.   The Fund will include varying investment strategies that include investment and origination of first mortgage loans as well as subordinated debt (B-notes and mezzanine loans), CMBS, participating loans, bridge loans and other secured and unsecured real estate-related debt.

Investing in Institutional Real Estate Equity and Real Estate Securities

Institutional Real Estate Investment Allocations.      Allocating a portion of an investor’s total investment portfolio to commercial real estate may provide investors with multiple benefits, including, but not limited to, income-oriented returns, overall portfolio diversification, attractive risk-adjusted returns and a hedge against inflation.  For these reasons, institutional investors such as pension funds and endowments have embraced real estate as a major asset class for purposes of allocations within their investment portfolios.  The Adviser believes that investing in real estate may help investors achieve long-term portfolio success. As a result, the Fund offers a real estate investment option to a broad universe of investors.

A potential investor who meets the conditions imposed by most institutional equity managers could invest directly with such managers; however, these conditions include investment minimums that may be considerably higher than the Fund’s minimum investment.  The Fund intends to provide investors with access to a broad array of institutional real estate equity fund opportunities.  However, the average endowment allocation to real estate and alternative investments may not be appropriate for certain individual investors. Your financial advisor, who is familiar with your investment goals, should review this offering and determine whether the addition of such a real estate investment may add value to your portfolio.

Income Oriented Returns:  One important characteristic of real estate investing is that a large percentage of the return provided to investors comes in the form of income rather than capital appreciation.  Past performance is not an indication of future performance, provides no guarantee for the future and is not constant over time.  The value of your investment may fluctuate and your investment may be worth more or less than its original cost when redeemed.  Indices are unmanaged and investors cannot actually make investments in an index.

Diversification & Risk Adjusted Returns: The Adviser believes that one key to constructing successful investment portfolios is mitigating concentration risk through investment across numerous asset classes, including, but not limited to real estate.  In this respect, a portfolio with multiple asset classes has lower risk than a concentrated portfolio in an individual asset or asset type. This is possible because different types of assets often change in value in opposite ways. For example, when the prices in the stock market fall, the prices in the bond market often increase, and vice versa. Adding real estate to a portfolio can provide diversification in an investor’s portfolio, potentially reducing portfolio risk or increasing portfolio returns for a given risk.

Investors attempt to balance maximizing portfolio returns and minimizing portfolio volatility.  The Adviser intends to develop a Real Estate-Related Investment portfolio by investing in Investment Funds that invest in direct real estate investments and publicly-traded real estate securities, including REITs.  It is the intent of the Adviser to weight the investment portfolio of the Fund toward Investment Funds that invest in direct real estate investments and have less volatility in their value/pricing.

Inflation Hedge:  The Adviser believes that real estate has historically been a good hedge against inflation.  Some of the reasons for this include; as inflation occurs the costs to build and/or replace real estate tend to increase, driving prices of real estate higher, rent charged by the owners of real estate typically increases and leases often include provisions that adjust the rent to be paid to reflect change in inflation.

Strategy Allocation.          The Adviser will attempt to, indirectly through the Investment Funds and Investment Managers, create a diversified portfolio of real estate and real estate-related assets.  With a focus on income and capital stability, it is the intent of the Adviser to weight the investment portfolio of the Fund heavily toward Investment Funds with a Core U.S. and Core-Plus U.S. focus.  The Adviser will continuously evaluate the overall portfolios risk and return parameters and will regularly adjust the investment allocations in order to maintain a portfolio that seeks to meet the stated investment objectives.

The Fund’s investment program is speculative and entails substantial risks.  There can be no assurance that the Fund’s or the Investment Funds’ investment objectives will be achieved or that their investment programs will be successful.  In particular, an Investment Fund’s use of leverage, its sector or geographic focus, its limited diversification and the limited liquidity of some of its investments, in certain circumstances, can result in or contribute to significant losses to the Fund.  Shareholders should consider the Fund as a supplement to an overall investment program and should invest only if they are willing to undertake the risks involved.  Shareholders could lose some or all of their investment.  The current investment themes and the research and investment process presented in this material represent the views of the Adviser at the time this material was completed and are subject to change without notice.

MANAGEMENT OF THE FUND

General

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business.  The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

Board’s Oversight Role in Management

The Board’s role in management of the Fund is oversight.  As is the case with virtually all investment companies (as distinguished from operating companies), service providers to the Fund, primarily the Adviser, have responsibility for the day-to-day management of the Fund, which includes responsibility for risk management (including management of investment performance and investment risk, valuation risk, issuer and counterparty credit risk, compliance risk and operational risk).  As part of its oversight, the Board, acting at its scheduled meetings, or the Chairman of the Board, acting between Board meetings, plans to regularly interact with and receives risk management reports from senior personnel of service providers, including senior managerial and financial officers of the Adviser, the Fund’s and the Adviser’s Chief Compliance Officer and portfolio management personnel.  The Board’s Audit Committee (which consists of all of the Independent Directors) holds regularly scheduled meetings and between meetings the Audit Committee chair maintains contact with the Fund’s independent registered public accounting firm and the Adviser’s senior personnel.  The Board receives periodic presentations from senior personnel of the Adviser regarding risk management, as well as periodic presentations regarding specific operational, compliance or investment risk areas such as business continuity, anti-money laundering, personal trading, valuation and investment research.  The Board also receives reports from counsel to the Fund or counsel to the Adviser regarding regulatory compliance and governance matters. The Board will also review any proposals that the Fund or the Adviser enter into sub-advisory relationships with Investment Managers. Such relationships may only be entered into upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act.

The Board’s oversight role does not make the Board a guarantor of the Fund’s investments or activities.

Board Composition and Leadership Structure

The Investment Company Act requires that at least 40% of the Fund’s directors not be “interested persons” of the Fund, the Adviser, the Distributor or its designee, or any affiliate of the Fund, the Adviser, the Distributor or its designee (the Independent Directors).  To rely on certain exemptive rules under the Investment Company Act, a majority of the Fund’s directors must be Independent Directors, and for certain important matters, such as the approval of investment advisory agreements or transactions with affiliates, the Investment Company Act and/or the rules thereunder require the approval of a majority of the Independent Directors.  Four (4) of the Fund’s seven (7) directors are Independent Directors.  A majority of the Directors are not “interested persons” of the Fund, the Adviser, the Distributor, or any affiliate of any of the foregoing, as defined by the Investment Company Act.  The Fund’s directors, including its four (4) Independent Directors, will interact directly with senior management of the Adviser at scheduled meetings and between meetings as appropriate.  Independent Directors have been designated to chair the Audit Committee, Valuation Committee and the Nominating Committee, and from time to time one or more Independent Directors may be designated, formally or informally, to take the lead in addressing with management matters or issues of concern to the Board.  As a result, the Board has determined that its leadership structure, in which no individual Independent Director has been designated to lead all the Independent Directors, is appropriate in light of the Board’s size and the cooperative working relationship among the Independent Directors and among all directors.

Information regarding the Board is set forth below. The Fund has divided the directors into two groups: Independent Directors and directors who are “interested persons,” as defined in the Investment Company Act (“Interested Directors”). The address for each director is c/o Versus Capital Multi-Manager Real Estate Income Fund LLC, 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.

NAME	AGE	DIRECTOR SINCE	EXPIRATION OF TERM(1)

Independent Directors
Jeffry A. Jones	60	inception	see footnote
Richard J. McCready	61	inception	see footnote
Paul E. Sveen	57	inception	see footnote
Robert F. Doherty	54	March 2019	see footnote

Interested Directors
William R. Fuhs, Jr.	51	inception	see footnote
Casey Frazier	41	inception	see footnote
Mark D. Quam	49	March 2019	see footnote

(1)    Each Director will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.

Independent Directors

               Jeffry A. Jones has over thirty-five years of real estate investment experience in multiple real estate product types in markets throughout the U.S.  Mr. Jones is currently a Principal at SmithJones Partners.  Mr. Jones was President and Executive Director of Ameriton Properties Inc. (“Ameriton”), as well as Executive Vice President of Archstone-Smith in Denver, Colorado from 2000 to November of 2007, where he had overall investment, management and asset management responsibility for more than $2.3 billion of apartment investments.  Prior to joining Ameriton, Mr. Jones was Senior Vice President with Archstone-Smith in Austin, Texas where he was responsible for Archstone’s multifamily acquisition and development activities throughout the central U.S.  From 1995 to 1999, Mr. Jones was Senior Vice President of Homestead Village Inc. (“Homestead”), where he directed acquisition and development activities for its limited service extended-stay hotel product throughout the central part of the U.S. Prior to Homestead, Mr. Jones held development or investment positions with Sentre Partners, Stark Companies International, Maclachlan Investment Company and Trammell Crow Company.  Mr. Jones received his Bachelor of Arts degree in Economics from Stanford University.

               Richard J. McCready has been involved in commercial real estate investment and finance for over 30 years, gaining experience in capital markets, raising debt and equity capital, innovative transaction structuring, organization building, asset/risk management and value creation in a variety of real estate-related businesses.  He is currently President of The Davis Companies, a Boston-based commercial real estate investment, development and management company.  Mr. McCready is responsible for firm-wide strategy and oversees day-to-day management of all aspects of the firm’s investment and asset management functions and operations.  Prior to joining The Davis Companies, Mr. McCready was the Chief Operating Officer and Executive Vice President of NorthStar Realty Finance Corp (NYSE: NRF) (“NRF”), a publicly-traded commercial real estate finance company with over $10 billion in assets under management.  He served as the President, Chief Operating Officer and Director of NRF’s predecessor company, NorthStar Capital Investment Corp., a private equity fund business specializing in opportunistic investments in real estate assets and operating companies, where he spearheaded and managed the IPO spin-off of NRF.  Prior to NorthStar, Mr. McCready served as the President, Chief Operating Officer and Director of Winthrop Financial Associates.  From 1984 to 1990, he practiced law at Mintz Levin in Boston.  In addition, Mr. McCready has served on numerous real estate company boards and has a broad knowledge of multiple real estate property types and strategies.  Mr. McCready is a Phi Beta Kappa graduate of The University of New Hampshire and received his law degree, magna cum laude, from Boston College Law School.

Paul E. Sveen has over 35 years of experience in financial services across investment banking, structured finance, real estate investments, mortgage lending/servicing and small business lending. He has been most recently engaged in the fin-tech lending arena as CFO of Swift Financial, a leading alternative technology-enabled small business lender, which was acquired by PayPal in September 2017.  Since the merger, he has been CFO of PayPal’s merchant lending platform, where he is focused on developing strategies to drive growth through strategic partnerships and a broader use of financial capital markets. Prior to Swift, Mr. Sveen spent a decade focused in the real estate investment sector, leading several businesses providing mortgage lending, default services and rental home investment opportunities.  From 2013-2016, he served as Managing Partner of Pantelan Real Estate Services LLC.  Pantelan, whose clients included institutional investors such as private equity firms and hedge funds, invested in single family residential portfolios and provided a suite of services to support the residential asset class across all phases of the investment life cycle.  For two years prior, Mr. Sveen served as CEO and Chief Restructuring Officer for Integrated Asset Services, a mortgage default services provider.  Since 2007, Mr. Sveen had been engaged by several private equity firms to advise on existing portfolio investments, and to lead the evaluation of investments in several new business ventures in the mortgage, structured finance and real estate industries.  He has also worked extensively with banks on capital and liquidity enhancement initiatives, negotiating facility terminations, assignments, restructurings and sales.  Mr. Sveen is a 19-year veteran of Lehman Brothers, where he was integral in building the structured finance business into one of Wall Street’s leading securitization franchises.  While a Managing Director at Lehman, he led several groups including asset-backed finance, principal finance, asset-backed commercial paper and structured finance client solutions. In 2004, Mr. Sveen was appointed CAO of Aurora Loan Services, a wholly-owned subsidiary of Lehman Brothers and one of the leading Alt-A mortgage originators and servicers in the US at that time.  Mr. Sveen holds a BA in Economics from St. Lawrence University and attended The University of Oslo, Norway.

Robert F. Doherty   In 2010, Mr. Doherty co-founded Renova Capital Partners, a private equity company focusing on renewable and sustainable investments. Prior to founding Renova, Mr. Doherty held the post of Managing Director and Deputy Head of Municipal and Infrastructure Finance at JP Morgan, where he directed the investment banking services to state and local government, water, energy, transport, housing, healthcare, and higher education clients. He also served as the co-head of UBS/Paine's Webber National Infrastructure Group. He was a Managing Director in Merrill Lynch's alternative investment, private equity and municipal finance groups. From 2013-2018, Mr. Doherty served as Chief Financial Officer for Ensyn Corporation, one of Renova’s joint venture partners. One of Renova’s initial investments was Main Street Power Company, Inc., one of the fastest-growing commercial solar developers and owner/operators in the U.S. Mr. Doherty served on the Board of Directors of Main Street Power prior to is sale to AES Corporation in 2015. He also serves on the management committee for Sustainable Living Partners. Mr. Doherty has a Bachelor’s of Science degree in Foreign Services from Georgetown University Edmund A. Walsh School of Foreign Service, and a Master’s degree in Business Administration from the University of Chicago Graduate School of Business Chicago.

Interested Directors

               William R. Fuhs, Jr. joined the Adviser as Chief Financial Officer and President in 2010.  In 2006, Mr. Fuhs partnered with Mr. Quam as the Chief Financial and Operating Officer of Welton Street Holdings LLC from 2006 to 2010, where he was responsible for product development, finance, administration and operations.  Prior to Welton Street, Mr. Fuhs held several senior product development and finance positions with the Dividend Capital companies from 2003 to 2005.  Mr. Fuhs’ prior professional experience, from 1992 to 2003, included various positions within the investment banking division of Merrill Lynch. During his eleven years at Merrill Lynch, Mr. Fuhs was involved in numerous aspects of the business including equity and debt underwriting, asset based financing (including real estate) and mergers and acquisitions.  Mr. Fuhs has a Bachelor of Arts degree in Economics from Middlebury College.  Mr. Fuhs brings to the Board extensive experience in the financial industry.

Casey Frazier joined the Adviser as the Chief Investment Officer in 2011.  Previously, Mr. Frazier was a Senior Vice President of NRF Capital Markets LLC from 2010 to 2011, where he was responsible for product development and due diligence for the firm including helping to develop products to be sold in the retail broker-dealer channel, managing the due diligence process for existing products and overseeing the marketing efforts of the firm.  Prior to that Mr. Frazier acted as the Chief Investment Officer for Welton Street Investments, LLC and Welton Street Advisors LLC from 2005 to 2010.  In this capacity he reviewed and monitored all prospective securities offerings and investments.  This included the review of over $7 billion in private real estate transactions.  From 2004 to 2005 he was an Assistant Vice President, Asset Management of Curian Capital LLC (“Curian”), a registered investment adviser.  In this capacity, Mr. Frazier helped supervise the asset allocation and money manager selection for Curian’s turnkey asset management program. Mr. Frazier helped develop over 300 multi-disciplinary account portfolios.  During his tenure he helped the firm grow assets from $200 million to over $1 billion. Previously, Mr. Frazier managed the due diligence process for the National Planning Holdings’ (“NPH”) broker/dealer network from 2003 to 2004.  NPH is an organization with four separate broker dealers and over 3,000 registered representatives.  This process included analyzing all potential investments to be sold within the broker dealer network including; mutual funds, variable annuities, private placements, REITs, hedge funds and derivative products.  Mr. Frazier received a Bachelor of Arts degree in American Political Economy from The Colorado College, and has earned the CFA (Chartered Financial Analyst) designation.  The Board is aided by Mr. Frazier’s strong investment management skills.

Mark D. Quam joined the Adviser as the Chief Executive Officer in 2010.  Mr. Quam has been a veteran of the real estate investment and securities business since the late 1990’s.  Previously, Mr. Quam was the President, Chief Executive Officer and Founder of Welton Street Investments, LLC and Welton Street Holdings LLC (collectively “Welton Street”) from 2005 to 2010.  Prior to Welton Street, Mr. Quam, as a partner and senior executive, conceptualized and co-founded both Dividend Capital Trust and Dividend Capital Securities LLC, a private real estate investment trust and its affiliated distributor, respectively.  Before co-founding the Dividend Capital companies, Mr. Quam founded and acted as Chief Executive Officer, for EquityCity.com from 1998 to 2002.  Prior to establishing EquityCity.com, Mr. Quam was active in real estate development as a Director of Construction and Project Management for CBRE.  Mr. Quam holds an undergraduate degree in finance from the University of Arizona and attended the Master’s Program in real estate finance and construction management at the University of Denver. Mr. Quam was a member of the Financial Industry Regulatory Authority’s (“FINRA”) National Corporate Finance Committee from 2007 to 2012.

Board Participation and Committees

The Board believes that each director’s experience, qualifications, attributes and skills give each director the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. The charter for the Board’s Nominating Committee contains other factors considered by the Nominating Committee in identifying and evaluating potential Board member nominees.  To assist them in evaluating matters under federal and state law, the directors may benefit from information provided by the Fund’s or the Adviser’s counsel; both Board and Fund counsel have significant experience advising funds and fund board members.  The Board and its committees have the ability to engage other experts as appropriate.  The Board evaluates its performance on an annual basis.

Each director serves on the Board for the duration of the Fund, or until his death, resignation, termination, removal or retirement.  A director’s position in that capacity will terminate if such director is removed, resigns or is subject to various disabling events such as death or incapacity.  A director may resign upon 90 days prior written notice to the other directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the directors not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders.  In the event of any vacancy in the position of a director, the remaining directors may appoint an individual to serve as a director, so long as immediately after such appointment at least two-thirds of the directors then serving would have been elected by the shareholders.  The directors may call a meeting of shareholders to fill any vacancy in the position of a director, and must do so within 60 days after any date on which directors who were elected by the shareholders cease to constitute a majority of the directors then serving.  If no director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of shareholders within 60 days for the purpose of either electing new directors or dissolving the Fund.

The Chairman of the Board is Mr. Fuhs.  The only standing committees of the Board are the Audit Committee, Nominating Committee, Investment Committee, and Valuation Committee.

The current members of the Audit Committee are Mr. McCready, Mr. Jones, Mr. Doherty and Mr. Sveen, each of whom is an Independent Director.  The current Chairman of the Audit Committee is Mr. McCready.  The function of the Audit Committee is to (1) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements and (3) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm.

The current members of the Nominating Committee are Mr. McCready, Mr. Sveen, Mr. Doherty and Mr. Jones.  Therefore, all of the Nominating Committee consists of Independent Directors.  The current Chairman of the Nominating Committee is Mr. Sveen.  The function of the Nominating Committee, pursuant to its adopted written charter, is to select and nominate persons for election as directors of the Fund.  The Nominating Committee reviews nominations of potential Directors made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees.  The Nominating Committee will consider nomination as it deems appropriate after taking into account, among other things, the factors listed in the charter.  Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee.  The Nominating Committee meets as is necessary or appropriate.

The Investment Committee is comprised of all of the directors, the majority of whom are independent. The current Chairman of the Investment Committee is Mr. Frazier.  The function of the Investment Committee, pursuant to its adopted charter, is to oversee the determination of investment strategy and objectives of the Fund, which include (i) the establishment of the policies and procedures for the selection and ongoing due diligence of Investment Funds and Investment Managers and (ii) the approval of any removal or addition of an approved Investment Fund or Investment Manager acting as sub-adviser, including the approval by the Independent Directors.

The Valuation Committee is comprised of all of the directors, the majority of whom are independent. The current Chairman of the Valuation Committee is Mr. Jones.  The function of the Valuation Committee, pursuant to its adopted written charter, is to oversee the policies and procedures for the calculation of the Fund’s NAV.  The Valuation Committee will review and oversee the policies and reporting of the underlying asset values of the Investment Funds, as well as the portion of the Fund’s assets that are sub-advised by Investment Managers.

The SAI provides additional information about the Directors serving on the Board, their compensation and ownership in the Fund (if any).

Executive Officers

Mr. Fuhs serves as President, Mr. Frazier serves as Chief Investment Officer, and Mr. Quam serves as Chief Executive Officer of the Fund.

Steve Andersen is the Fund’s Chief Compliance Officer and Secretary.  Prior to joining the Adviser as Chief Compliance Officer and Chief Operating Officer in 2018, Mr. Andersen spent 15 years in senior compliance roles at Janus Henderson Investors and Intech Investment Management, leading teams responsible for supporting and monitoring the Investment and Trading Departments and developing policies and procedures necessary to ensure adherence to global regulations, including the U.S. Investment Advisers Act and Investment Company Act.  Mr. Andersen graduated from the University of Nebraska with a B.S. in Business Administration and has an M.B.A. from the University of Kansas.  Mr. Andersen has earned the Certified Securities Compliance Professional (CSCP) designation.

John Gordon is the Fund’s Chief Financial Officer, and Treasurer.  Mr. Gordon is a Certified Public Accountant (“CPA”).  John was previously the Chief Compliance Officer of the Adviser and the Fund.  His over two decades of professional background includes 10 years at Madison Capital Management, LLC (“Madison”), an alternative investment management firm specializing in real estate, distressed, natural resources and special situation financial assets.  Through May 2006, Mr. Gordon was responsible for the day-to-day activities of Madison’s accounting and finance departments.  Subsequently, Mr. Gordon managed the asset management department and was a member of the compliance committee and the investment committee.  Previously, Mr. Gordon was the Chief Financial Officer for seven public equipment leasing limited partnerships managed by Capital Associates and served as the Corporate Controller for Capital Associates International, Inc. (“Capital Associates”), a public equipment leasing company.  Prior to working at Capital Associates, Mr. Gordon’s experience included four years as the Corporate Controller of Encore Media Corporation and five years with KPMG, then the largest public accounting firm in the world.  Mr. Gordon has extensive experience dealing with accounting, finance, human resources and information technology issues, including participation in and/or overall responsibility for three major computer systems conversions.  Mr. Gordon earned a Bachelor of Science degree in Business Administration with an emphasis in Accounting from Metropolitan State College, Colorado and attended Masters of Business Administration courses at the University of Colorado at Denver.  Mr. Gordon became a CPA in the State of Colorado in 1989 and a Forensic CPA in 2010.

The SAI provides additional information about the Executive Officers of the Fund.

Control Persons

A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. As of August 7, 2019, the Fund did not know of any person that controlled the Fund.

Adviser and Investment Management Fee

The Board has engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment management agreement entered into between the Fund and the Adviser (the “Investment Management Agreement”).  The Adviser has been delegated the responsibility of selecting the Investment Funds and Investment Managers. The Adviser allocates the Fund’s assets and, thereafter, evaluates regularly each Investment Fund and Investment Manager to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether their respective investment performance is satisfactory.  The Adviser may, at its discretion, subject to the repurchase policies of the Investment Funds, reallocate the Fund’s assets among the Investment Funds and Investment Managers, terminate or redeem investments from existing Investment Funds or Investment Managers and select additional Investment Funds or Investment Managers subject to review and approval of the Board.  The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board and providing other support services.  The Adviser will perform its duties subject to any policies established by the Board.  The Adviser may only enter into new sub-advisory relationships for the Fund upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If such approval is obtained, the Adviser (or the Fund) may enter into sub-advisory relationships with registered investment advisers that possess skills that the Adviser believes will aid it in achieving the Fund’s objectives.

In consideration for all such services, the Fund will pay the Adviser a quarterly Investment Management Fee at an annual rate of 0.95% of the Fund’s NAV, which will accrue daily on the basis of the average daily NAV of the Fund.  The Investment Management Fee will be paid to the Adviser out of the Fund’s assets.  The Investment Management Fee is in addition to the asset-based fees charged by the Investment Funds and by the Investment Managers in their capacity as sub-advisers investing a specified portion of the Fund’s assets in Real Estate Securities. See “Summary of Fund Expenses.”  Because the Investment Management Fee is calculated based on the Fund’s daily NAV, and is paid out of the Fund’s assets, it reduces the NAV of the Fund. The Investment Management Fee is payable in arrears on a quarterly basis.

The Adviser may waive some or all of its Investment Management Fee to limit the total operating expenses of the Fund to a specified level.  These arrangements will be at the sole discretion of the Adviser and may be terminated at any time. The Fund shall not accrue and reimburse the Adviser for any such waivers. The Investment Management Fee, without reflecting voluntary waivers or reimbursements, is shown in the “Summary of Fund Expenses.”

There may be a conflict of interest as a result of the fact that the Adviser will receive the Investment Management Fee irrespective of the allocations of the Fund’s assets to Investment Funds and the Investment Managers acting as sub-advisers. This conflict of interest arises because the amount of overall time, expense, and other resources expended to select and monitor sub-advisers may be less than what is expended to select and monitor underlying investment funds.  In the case of the Fund, if the overall time, expense and other resources expended by the Adviser to select and monitor Investment Managers acting as sub-advisers to the Fund is less than what the Adviser expends to select and monitor Investment Funds, the Adviser will have an incentive to allocate more of the Fund’s assets to Investment Managers.  The Adviser does not believe that its overall cost and expense will differ materially between selecting and monitoring Investment Managers acting as sub-advisers and Investment Funds.  Nevertheless, the Board will have procedures in place to monitor this potential conflict of interest and any effect it may have on the Fund.

Headquartered in Greenwood Village, CO, the Adviser is a boutique asset management firm that specializes in real asset investing with over $4.2 billion in assets under management as of June 30, 2019.

In addition to the Fund, the Adviser provides investment advisory services to the Versus Capital Real Assets Fund, LLC a continuously offered registered closed end management investment company that has elected to be treated as an interval fund, as well as four charitable pooled income funds, as defined under section 642(c)(5) of the Code.  Given the significant differences in the investment objectives of the other accounts managed by the Adviser, it is not anticipated that holdings will overlap.  As a result, the Adviser does not believe that it has any conflicts of interest in allocating investment opportunities to the Fund.  See “Conflicts of Interest” in the SAI.

The Adviser is registered with the SEC as an investment adviser under the Advisers Act.  The Adviser’s offices are located at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111, and its telephone number is (877) 200-1878.

Prior to the Fund’s Effective Date, the Investment Management Agreement was approved by the then sole shareholder of the Fund, as well as by a unanimous vote of the Board of Directors, including the Independent Directors, in person, at a meeting called for voting on such approval.  The Investment Management Agreement may be terminated at any time by vote of the Board or by a vote of a majority of the Fund’s outstanding voting securities on sixty days’ written notice to the Adviser or by the Adviser on sixty days’ written notice to the Fund.  The Investment Management Agreement had an initial term that expired two years after the Fund commenced investment operations.  Thereafter, the Investment Management Agreement continues in effect from year to year if its continuance is approved annually by either the Board or the vote of a majority of the outstanding voting securities of the Fund, provided that, in either event, the continuance also is approved by a majority of the Independent Directors of the Board by a vote cast in person at a meeting called for the purpose of voting on such approval.  The Investment Management Agreement also provides that it will terminate automatically in the event of its “assignment,” as such term is defined in the Investment Company Act.

The Investment Management Agreement provides that in the absence of willful malfeasance, bad faith or gross negligence by the Adviser of its obligations to the Fund or reckless disregard of its obligations under the Investment Management Agreement, the Adviser and any member, director, officer or employee of the Adviser, or any of their affiliates, will not be liable to the Fund for any error of judgment, mistake of law or any act or omission by such person in connection with the performance of services to the Fund.  The Investment Management Agreement also provides for indemnification, to the fullest extent permitted by law, by the Fund of the Adviser, and any member, director, officer or employee of the Adviser, and any of their affiliates, against any liability or expense to which such person may be liable which arises in connection with the performance of services to the Fund, provided that the liability or expense is not incurred by reason of the person’s willful malfeasance, bad faith or gross negligence or reckless disregard of its obligations to the Fund.

The Adviser previously engaged Callan LLC (“Callan”), a registered adviser under the Advisers Act, to act as the Fund’s investment sub-adviser. At a meeting held on June 12, 2019, the Board, including a majority of the Independent Directors, voted to terminate the investment sub-advisory agreement between the Adviser and Callan (the “Callan Sub-Advisory Agreement”). Matters considered by the Board in connection with the decision to terminate the Callan Sub-Advisory Agreement will be provided in the Fund’s next semi-annual report to shareholders. The Adviser may retain Callan in the future to provide certain non-investment advisory consulting services to the Adviser.

  Key Personnel of the Adviser

The management of the Fund’s investment portfolio will be the responsibility of the Adviser and the Adviser’s Investment Committee, which is currently led by Mr. Frazier. The other members of the Adviser’s Investment Committee are Dave Truex, Deputy Chief Investment Officer, and Mr. Fuhs, President.  The senior executives of the Adviser have substantial experience with the establishment, underwriting and management of investment products consisting primarily of real estate investment products and real estate-related securities.  For more information regarding the relevant business experience of Mr. Frazier and Mr. Fuhs, see “Management of the Fund –Board Composition and Leadership Structure” and “– Interested Directors.”

Dave Truex: Mr. Truex is portfolio manager with over 10 years of experience investing in real assets. He is currently the Deputy Chief Investment Officer in the investments group at Versus Capital where he is responsible for assisting in the development and implementation of Versus Capital’s investment activities for its real estate and real assets strategies. In addition to strategically designing the portfolios, Mr. Truex is also responsible for identifying and evaluating investment opportunities, conducting due diligence on potential investments, negotiating structures and terms, and portfolio modeling on Versus Capital’s existing investments.  Previously, Mr. Truex was a Portfolio Manager at Colorado PERA, a $45 billion public pension plan, where he oversaw a portfolio of real estate assets with a net asset value exceeding $1.5 billion. Prior to joining Colorado PERA, he worked in the investment services group at DCT Industrial Trust in Denver, where he completed acquisitions and dispositions of industrial properties and also focused on conducting due diligence. Mr. Truex began his investment career as an Associate at BlackRock in New York where he specialized in real estate acquisitions with various debt and equity capital structures.  Mr. Truex graduated with a Bachelor of Science degree in Applied Economics from the University of Minnesota and is a CFA® charterholder.

The Adviser’s Investment Committee must unanimously approve each new investment that the Fund makes. The members of the Adviser’s Investment Committee will not be employed by the Fund and will receive no direct compensation from the Fund in connection with their portfolio management activities.

Name	Title	Since	Recent Experience
Casey Frazier, CFA	Chief Investment Officer	Inception	Chief Investment Officer of Versus Capital Advisers. Mr. Frazier is the Chairman of the Versus Investment Committee. He has served as the CIO since joining the Adviser in 2011.
Bill Fuhs	President	Inception	President of Versus Capital Advisers. Mr. Fuhs is a member of the Versus Investment Committee. He has served as the President since joining the Adviser in 2010.
Dave Truex, CFA	Deputy Chief Investment Officer	August 2017

Deputy Chief Investment Officer of Versus Capital Advisers. Mr. Truex is a member of the Versus Investment Committee. He has served as the Deputy CIO since joining the Adviser in 2017.  Prior to joining the Adviser, Mr. Truex was a Portfolio Manager for Colorado’s Public Employees Retirement Association.

Callan LLC

The Adviser previously engaged Callan LLC (“Callan”), a registered adviser under the Advisers Act, to act as the Fund’s investment sub-adviser. At a meeting held on June 12, 2019, the Board, including a majority of the Independent Directors, voted to terminate the investment sub-advisory agreement between the Adviser and Callan (the “Callan Sub-Advisory Agreement”). Matters considered by the Board in connection with the decision to terminate the Callan Sub-Advisory Agreement will be provided in the Fund’s next semi-annual report to shareholders. The Adviser may retain Callan in the future to provide certain non-investment advisory consulting services to the Adviser.

Principal Real Estate Securities

The Adviser has engaged Principal Real Estate Investors, LLC (“PrinREI”) a registered adviser under the Advisers Act, to act as an independent and unaffiliated sub-adviser to the Fund.  PrinREI has been managing commercial real estate securities since 1998 and is a wholly-owned, indirect subsidiary of Principal Financial Group, Inc., a public company listed on the Nasdaq Global Select Market.  PrinREI focuses on investments in publicly traded real estate securities including both equity and debt investments in both U.S. and non-U.S. markets. PrinREI is located at 711 High Street, Des Moines, IA 50392.  PrinREI seeks to provide income-focused real estate exposure by selecting a portfolio of global listed real estate securities and U.S. Commercial Mortgage Backed Securities market ("CMBS") on behalf of the Fund. PrinREI is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% down to 0.55% based on assets under management.

The key decision makers for the portfolio are the REIT equities portfolio managers Kelly Rush, Anthony Kenkel, Simon Hedger and senior CMBS portfolio managers Marc Peterson and Scott Carson.  The team averages over 20-years tenure with the firm and averages over 30 years of investment experience.  The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Fund.

At a meeting held on June 12, 2019, the Board, including a majority of the Independent Directors, re-approved the investment advisory agreement between the Adviser and PrinREI (the “PrinREI Sub-Advisory Agreement”). Matters considered by the Board in connection with their approval of the PrinREI Sub-Advisory Agreement will be provided in the Fund’s next semi-annual report to shareholders

Name	Title	Since	Recent Experience
Kelly Rush	Chief Investment Officer	1987	Mr. Rush is the CIO and a Global Portfolio Manager for PrinREI. Mr. Rush has been with the firm since 1987.
Anthony Kenkel	Portfolio Manager	2001	Mr. Kenkel is a Global Portfolio Manager for PrinREI. Mr. Kenkel has been with the firm since 2001.
Simon Hedger	Portfolio Manager	2003	Mr. Hedger is a Global Portfolio Manager for PrinREI. Mr. Hedger has been with the firm since 2003.
Marc Peterson	Portfolio Manager	1992	Mr. Peterson is the CIO-CMBS for PrinREI. Mr. Peterson has been with the firm since 1992.
Scott Carson	Portfolio Manager	2003	Mr. Carson is a Global Portfolio Manager for PrinREI. Mr. Carson has been with the firm since 2003

Security Capital Research & Management

The Adviser has engaged Security Capital Research & Management Incorporated (“Security Capital”) a registered adviser under the Advisers Act, to act as an independent and unaffiliated sub-adviser to the Fund.  Founded in 1995, Security Capital operates with an exclusive focus on investments in U.S.-based real estate securities.  Security Capital is located at 10 South Dearborn Street, Suite 1400 Chicago, Illinois 60603.  Security Capital invests in a multi-tranche U.S. real estate securities portfolio on behalf of the Fund using a detailed real estate research process that is focused on the cash flow generating potential of the real estate owned by the companies in whose securities the Fund invests.  Security Capital is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and ranging from 1.0% down to 0.50% based on assets under management.  Security Capital has a deep and experienced investment team contributing to the management of the assets managed on behalf of the Fund.

The Portfolio Management Team comprising Anthony R. Manno Jr., Kenneth D. Statz, Kevin W. Bedell and Nathan J. Gear directs all investment decisions and average over 33 years of investment and real estate experience in all market cycles since the 1970s. The Statement of Additional Information provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers and the portfolio managers' ownership of securities in the Fund.

At a meeting held on June 12, 2019, the Board, including a majority of the Independent Directors, re-approved the investment advisory agreement between the Adviser and Security Capital (the “Security Capital Sub-Advisory Agreement”). Matters considered by the Board in connection with their approval of the Security Capital Sub-Advisory Agreement will be provided in the Fund’s next semi-annual report to shareholders.

Name	Title	Since	Recent Experience
Anthony Manno	CEO & CIO	1994	Mr. Manno is the CEO and CIO of Security Capital. Mr. Manno has been with the firm since 1994.
Ken Statz	Chief Market Strategist	1995	Mr. Statz is the Chief Market Strategist of Security Capital. Mr. Statz has been with the firm since 1995.
Kevin Bedell	Head of Investment Research	1996	Mr. Bedell is the Head of Investment Research of Security Capital. Mr. Bedell has been with the firm since 1996.
Nathan J. Gear	Executive Director	2006	Mr. Gear is senior member of the Investment Research Team, he leads the fundamental analysis and pricing of REIT fixed income senior securities.

Other Expenses of the Fund

The Fund will bear all expenses incurred in the business of the Fund, other than those specifically required to be borne by the Adviser and other service providers pursuant to their agreements with the Fund.  Expenses to be borne by the Fund include:

  all costs and expenses related to portfolio transactions and positions for the Fund’s account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, custodial fees, shareholder servicing fees, margin fees, transfer taxes and premiums and taxes withheld on foreign dividends, and expenses from investments in Investment Funds;
  all costs and expenses associated with the organization of the Fund, and all costs and expenses associated with operation and registration of the Fund, offering costs and the costs of compliance with any applicable Federal or state laws;
  the costs and expenses of holding any meetings of the Board that are regularly scheduled, permitted or required to be held under the terms of the LLC Agreement, the Investment Company Act or other applicable law;
  fees and disbursements of any attorneys, accountants, auditors and other consultants and professionals engaged on behalf of the Fund;
  the costs of a fidelity bond and any liability or other insurance, including director and officer insurance, obtained on behalf of the Fund, the Adviser, BNY Mellon, or the Board;
  all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to shareholders;
  all expenses of computing the Fund’s NAV, including any equipment or services obtained for the purpose of valuing the Fund’s investment portfolio, including appraisal and valuation services provided by third parties;
  all charges for equipment or services used for communications between the Fund and any custodian, or other agent engaged by the Fund;
  the fees of BNY Mellon and of custodians and other persons providing administrative services to the Fund;
  personnel costs and expenses for the CCO;
  gross expenses; and
  such other types of expenses as may be approved from time to time by the Board.

The Fund will reimburse the Adviser for any of the above expenses that it pays on behalf of the Fund.

Additional Administrative and Custodial Services

BNY Mellon performs certain administrative and accounting services and investor services for the Fund and the Adviser.  In consideration for these services, the Fund pays BNY Mellon an annual fee, which will accrue daily on the basis of the average daily NAV of each shareholder’s Shares as of each fiscal period, subject to a minimum service fee monthly.

In addition, BNY Mellon acts as the Fund’s Transfer Agent, maintains the Fund’s accounts, books and other documents required to be maintained under the Investment Company Act at 4400 Computer Drive, Westborough, MA  01581, or at such other place as designated by the Adviser.

Bank of New York Mellon acts as the Custodian for the Fund’s assets.

SHAREHOLDER SUITABILITY

An investment in the Fund involves a considerable amount of risk.  You may lose money or your entire investment in the Fund.  An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment.   Before making your investment decision, you and/or your personal financial adviser should consider (i) the suitability of this investment with respect to your investment objectives and personal situation and (ii) factors such as your personal net worth, income, age, risk tolerance and liquidity needs.  The Fund should be considered to be an illiquid investment.  You will not be able to redeem your Shares on a daily basis because the Fund is a closed-end fund.  In addition, while the shareholder has a limited ability to transfer or resell Shares pursuant to the provisions of the LLC Agreement, the Fund’s Shares are not traded on an active market and there is currently no secondary market for the Shares, however limited liquidity will be available through limited Repurchase Offers described in this Prospectus.  See “Risk Factors – Shareholders Will Have Only Limited Liquidity.”

If you are a long-term investor looking to add real estate exposure to your overall investment portfolio, then this Fund may be right for you. It is intended for investors who are aware that investing in real estate equities involves special risks linked to the real estate market, including declines in the value of real estate, changes in the value of the underlying property, and defaults by borrowers and potential risk of loss. Foreign investing entails the risk that returns may be reduced by currency fluctuations.

THE FUND’S SHARES

The Fund is offering up to $4,000,000,000 of its Shares.  The Fund initially offered up to $750,000,000 of its common shares on the Fund’s Effective Date.  As of July 12, 2012, the Fund simultaneously redesignated its issued and outstanding common shares as Class F Shares and created its Class I Shares.  A subsequent registration increased the offering to $2,000,000,000 of its common shares as of February 3, 2016 (File Nos. 333-209345 and 811-22534).  Most recently, the Fund has registered an additional $2,000,000,000 in value of its common shares which became effective immediately upon filing pursuant to paragraph Section 8(b) of the Investment Company Act on April 19, 2017 (File Nos. 333-172947 and 811-22534).  The April 19, 2017 registration brought the total common shares available for issuance to $4,000,000,000.  A registration statement filed on January 29, 2018 eliminated the Fund’s Class F Shares (VCMRX) and simultaneously redesignated its issued and outstanding Class I Shares (VCMIX) as Common Shares (VCMIX).  Any issued and outstanding Class F Shares were converted to Common Shares (VCMIX).  An investment in Shares of the Fund represents an investment in the same assets of the Fund.  The fees and expenses for the Fund are set forth in “Summary of Fund Expenses.”

Shares

Shares are sold at the prevailing NAV per share and are not subject to any upfront Sales Load.  Shares are not subject to a Distribution Fee or Early Withdrawal Charges.  Shares will only be available through certain financial intermediaries.

Shares are only available for purchase by the following:

•        individuals establishing separate accounts with a minimum initial investment of $10,000,000;

•        banks, trust companies or similar financial institutions investing for their own account or for trust accounts for which they have authority to make investment decisions that will aggregate at least $10,000,000 in client investments, as long as, the accounts are not part of a program that requires payment of a distribution or administrative service fees (under Rule 12b-1 under the Investment Company Act or otherwise) to the financial institution;

•        directors, officers, and employees of the Adviser; and

•        registered investment advisers purchasing Class I Shares on behalf of their clients, which are generally comprised of institutions and high net-worth individuals where the advisers derive compensation for advisory services from such clients and the registered investment advisers have executed a letter of intent acknowledging the intent to aggregate at least $10,000,000 in client Class I Share purchases.

There is no minimum amount for subsequent purchases.

HOW TO PURCHASE SHARES

The Fund offers Shares continuously.  You may purchase Shares of the Fund from any Selling Agent by submitting an order to purchase Shares on any day that the New York Stock Exchange (the “NYSE”) is open for business (each, a “Business Day”).  The Selling Agent can help you establish and maintain an account with such Selling Agent and purchase Shares of the Fund for such account.  The Fund has authorized one or more Selling Agents to receive purchases of Shares or repurchase orders in response to a Repurchase Offer, on its behalf.  Further, Selling Agents are authorized to designate other intermediaries to receive orders to purchase Shares and repurchase orders in response to a Repurchase Offer. Once a Selling Agent has determined that your investment in the Fund is suitable for your investment profile, such Selling Agent shall submit a purchase order for Shares to the Fund’s Transfer Agent. The Fund will be deemed to have received a purchase or repurchase order when a Selling Agent or its authorized designee submits the order to the Fund’s Transfer Agent.  The Shares are offered at the prevailing NAV per Share as of the Business Day that the request to purchase Shares is received and accepted by or on behalf of the Fund.    Shareholders shall not pay a Sales Load for such shareholder’s investment in the Fund.  The Fund expects to distribute Shares principally through these Selling Agents that are paid a fee, by their client, for the investment services provided to the client (typically referred to as wrap or fee based accounts). Because an investment in our Shares involves many considerations, your financial advisor or other financial intermediary may help you with your investment decision.  You should discuss with your financial advisor or financial intermediary any payments received as a result of your investment in our Shares.

The Uniting and Strengthening America by Providing Appropriate Tools Required to Obstruct Terrorism Act (commonly referred to as the USA Patriot Act) may require a Selling Agent or its authorized designee to obtain certain personal information from you, which will be used to verify your identity.  If you do not provide information, it may not be possible to open your account.  If the Selling Agent or authorized designee is unable to verify your customer information, the Fund reserves the right to close your account or take other steps it deems reasonable.

If your Shares are held through a Selling Agent in an omnibus account, the Fund relies on the Selling Agent to assess the repurchase fee on underlying shareholder accounts. The Fund seeks to identify Selling Agents establishing omnibus accounts and to enter into agreements requiring the Selling Agent to assess the repurchase fees. There are no assurances that the Fund will be successful in identifying all Selling Agents or that the Selling Agents will properly assess the fees.

REPORTS TO SHAREHOLDERS

The Fund sends out periodic investment reports to all investors, including annual audited financial statements. In order to reduce duplicative mail and fees and expenses of the Fund, the Fund may, in accordance with applicable law, send a single copy of the Fund’s Prospectus and shareholder reports to your household even if more than one family member in your household owns shares of the Fund.  Additional copies of the Prospectus and shareholder reports may be obtained by calling (877) 200-1878.  If you do not want to consolidate your Fund mailings and would prefer to receive separate mailings at any time in the future, please call the number above and the Fund will furnish separate mailings, in accordance with instructions, within 30 days of your request.

LEGAL PROCEEDINGS

               The Fund may become involved in legal proceedings in the ordinary course of its business. The Fund is not currently involved in any material legal proceedings and, to the Fund’s knowledge, no material legal proceedings are threatened against the Fund.

DISTRIBUTION POLICY AND DIVIDEND REINVESTMENT PLAN

The Fund made its first distribution during the fourth calendar quarter of 2012, has made quarterly distributions since and intends to make regular quarterly distributions to the shareholders of all or a portion of any dividends or investment income it earns on investments. In addition, the Fund will make regular distributions to the shareholders of all or a portion of capital gains distributed to the Fund by Investment Funds and capital gains earned by the Fund from the disposition of Investment Funds, together with any dividends or interest income earned from such investments, in accordance with the requirements of the Investment Company Act and the Internal Revenue Code. Distributions by the Fund may include return of capital. The Fund will establish reasonable reserves to meet Fund obligations prior to making distributions.

All distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares), pursuant to the Fund’s Dividend Reinvestment Policy.  A shareholder may elect initially not to reinvest by indicating that choice on a shareholder certification.  Thereafter, a shareholder is free to change his, her or its election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting the Selling Agent that sold such shareholder his, her or its Shares, who will inform the Fund).  Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date.  There is no Sales Load or other charge for reinvestment.  The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions. See “Taxes.”

QUARTERLY REPURCHASES OF SHARES

The Fund has adopted a fundamental policy that it will make quarterly Repurchase Offers for no less than 5% of its shares outstanding at NAV, unless suspended or postponed in accordance with regulatory requirements (as discussed below). This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.   Each quarterly repurchase will be at the NAV per share determined as of the close of business typically as of the Repurchase Request Deadline, but no later than the 14th day after the Repurchase Request Deadline (each, a “Repurchase Pricing Date”). Because this policy is “fundamental,” it may not be changed without the vote of the holders of a majority of the Fund’s outstanding voting securities.  Shares will be repurchased at the NAV per Share determined as of the close of regular trading on the NYSE on the Repurchase Pricing Date.

Shareholders will be notified in writing about each quarterly Repurchase Offer, how they may request that the Fund repurchase their shares and the Repurchase Request Deadline, which is the date the Repurchase Offer ends. The Repurchase Request Deadline will be determined by the Board and will be based on factors such as market conditions, liquidity of the Fund’s assets and shareholder servicing conditions. The time between the notification to shareholders and the Repurchase Request Deadline may vary from no more than 42 days to no less than 21 days and is expected to be approximately 30 days. Certain authorized institutions, including custodians and clearing platforms, may set times prior to the Repurchase Request Deadline by which they must receive all shareholder repurchase requests and may require certain additional information.  In addition, certain clearing houses may require shareholders to submit repurchase requests only on the Repurchase Request Deadline.  The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date.  Payment pursuant to the repurchase will be made by checks to the shareholder’s address of record, or credited directly to a predetermined bank account on the Repurchase Payment Date, which is within 3 days of the Repurchase Pricing Date. The Board may establish other policies for repurchases of shares that are consistent with the Investment Company Act and other pertinent laws. Shares tendered for repurchase by shareholders prior to any Repurchase Request Deadline will be repurchased subject to the aggregate repurchase amounts established for that Repurchase Request Deadline. Repurchase proceeds, net of any repurchase fee, will be paid to shareholders prior to the Repurchase Payment Date.

Repurchase Amounts

The Board, or a committee thereof, in its sole discretion, will determine the number of shares that the Fund will offer to repurchase (the “Repurchase Offer Amount”) for a given Repurchase Request Deadline. The Repurchase Offer Amount, however, will be no less than 5% of the total number of shares outstanding on the Repurchase Request Deadline.  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.

If Share repurchase requests exceed the number of Shares in the Fund’s Repurchase Offer, the Fund may, in its sole discretion (i) repurchase the tendered Shares on a pro rata basis or (ii) increase the number of Shares to be repurchased by up to 2.0% of the Fund’s outstanding Shares.  As a result, tendering shareholders may not have all of their tendered Shares repurchased by the Fund.

The Fund reserves the right to reduce the amount to be repurchased from a shareholder as of a Repurchase Pricing Date so that the required minimum aggregate NAV of shares is maintained.  Upon request by a shareholder, the Board may permit a shareholder to cancel a shareholder’s tender of Shares, if such cancellation is determined by the Board to be in the best interest of the Fund.

Shares are not subject to an Early Withdrawal Charge.

Notice to Shareholders

Notice of each Repurchase Offer will be given to each beneficial owner of Shares between 21 and 42 days before each Repurchase Request Deadline. The notice will contain information shareholders should consider in deciding whether or not to tender their Shares for repurchase. The notice will also include detailed instructions on how to tender Shares for repurchase. The notice will state the Repurchase Offer Amount. The notice will also identify the dates of the Repurchase Request Deadline, scheduled Repurchase Pricing Date, and scheduled Repurchase Payment Date. The notice will describe the risk of fluctuation in the NAV between the Repurchase Request Deadline and the Repurchase Pricing Date, if such dates do not coincide, and the possibility that the Fund may use an earlier Repurchase Pricing Date than the scheduled Repurchase Pricing Date (if the scheduled Repurchase Pricing Date is not the Repurchase Request Deadline). The notice will describe (i) the procedures for shareholders to tender their Shares for repurchase, (ii) the procedures for the Fund to repurchase Shares on a pro rata basis, (iii) the circumstances in which the Fund may suspend or postpone a Repurchase Offer, and (iv) the procedures that will enable shareholders to withdraw or modify their tenders of Shares for repurchase until the Repurchase Request Deadline. The notice will set forth the NAV that has been computed no more than seven days before the date of notification, and how shareholders may ascertain the NAV after the notification date.

Repurchase Price

The repurchase price of the shares will be the NAV as of the close of regular trading on the NYSE on the Repurchase Pricing Date. The notice of the Repurchase Offer will also provide information concerning the NAV, such as the NAV as of a recent date or a sampling of recent NAVs, and a toll-free number for information regarding the Repurchase Offer.

Suspension or Postponement of Repurchase Offer

The Fund may suspend or postpone a Repurchase offer only: (a) if making or effecting the Repurchase Offer would cause the Fund to lose its status as a regulated investment company under the Code; (b) for any period during which the NYSE or any market on which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (c) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (d) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.

Liquidity Requirements

The Fund must maintain liquid assets equal to the Repurchase Offer Amount from the time that the notice is sent to shareholders until the Repurchase Pricing Date. The Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment Date.

The Board will adopt procedures that are reasonably designed to ensure that the Fund’s assets are sufficiently liquid so that the Fund can comply with the Repurchase Offer and the liquidity requirements described in the previous paragraph. If, at any time, the Fund falls out of compliance with these liquidity requirements, the Board will take whatever action it deems appropriate to ensure compliance.

Consequences of Repurchase Offers

Repurchase Offers will typically be funded from available cash or sales of portfolio securities. Payment for repurchased shares, however, may require the Fund to liquidate portfolio holdings earlier than the Adviser otherwise would, thus increasing the Fund’s portfolio turnover and potentially causing the Fund to realize losses. The Adviser intends to take measures to attempt to avoid or minimize such potential losses and turnover, and instead of liquidating portfolio holdings, may borrow money to finance repurchases of Shares. If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Shares in a Repurchase Offer by increasing the Fund’s expenses and reducing any net investment income. To the extent the Fund finances repurchase amounts by selling Fund investments, the Fund may hold a larger proportion of its assets in less liquid securities. Also, the sale of portfolio securities to finance repurchases could reduce the market price of those underlying securities, which in turn would reduce the Fund’s NAV.

Repurchase of the Shares will tend to reduce the amount of outstanding shares and, depending upon the Fund’s investment performance, its net assets. A reduction in the Fund’s net assets would increase the Fund’s expense ratio, to the extent that additional Shares are not sold and expenses otherwise remain the same (or increase). In addition, the repurchase of Shares by the Fund will be a taxable event to shareholders.

The Fund is intended as a long-term investment. The Fund’s quarterly Repurchase Offers are a shareholder’s only means of liquidity with respect to his, her or its Shares. Shareholders have no rights to redeem or transfer their Shares, other than limited rights pursuant to certain conditions and restrictions in the LLC Agreement. The Shares are not traded on a national securities exchange and no secondary market exists for the Shares, nor does the Fund expect a secondary market for the Shares to exist in the future.

CALCULATION OF NET ASSET VALUE

The Fund calculates NAV once each Business Day as of the regularly scheduled close of normal trading on the NYSE (normally, 4:00 p.m., Eastern Time). If the NYSE closes early, such as on days in advance of holidays observed by the NYSE, the Fund will calculate NAV as of such earlier closing time.  The NAV of the Fund will be equivalent to its assets less its liabilities valued on the basis of market quotations where available and otherwise in accordance with the policies and procedures as discussed below and specifically in the Fund’s Valuation Policy.  The NAV of the Fund and the NAV per Share will be calculated by BNY Mellon daily in accordance with the valuation principles set forth below or as may be determined from time to time pursuant to policies established by the Board.

Net Asset Valuation – Real Estate Securities

The Adviser will delegate for sub-advisory a designated portion of the Fund’s assets to Investment Managers for investment in Real Estate Securities.  Investments in securities that are listed on the NYSE are valued, except as indicated below, at the last sale price reflected at the close of the NYSE on the Business Day as of which such value is being determined. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices for the day or, if no asked price is available, at the bid price. Securities not listed on the NYSE but listed on other domestic or foreign securities exchanges are valued in a similar manner. Securities traded on more than one securities exchange are valued at the last sale price on the Business Day as of which such value is being determined as reflected on the tape at the close of the exchange representing the principal market for such securities. If, after the close of a foreign market, but prior to the close of business on the day the securities are being valued, market conditions change significantly, certain foreign securities may be valued pursuant to procedures established by the Board.

Readily marketable securities traded in the over-the-counter market, including listed securities whose primary market is believed by the Adviser to be over-the-counter, are valued at the official closing prices as reported by sources as the Board deems appropriate to reflect their fair market value. If there has been no sale on such day, the securities are valued at the mean of the closing bid and asked prices for the day or, if no asked price is available, at the bid price. However, certain fixed-income securities may be valued on the basis of prices provided by a pricing service when such prices are believed by the Board to reflect the fair market value of such securities.

Securities for which market prices are unavailable, or securities for which the Adviser determines that the bid and/or asked price does not reflect market value, will be valued at fair value pursuant to procedures approved by the Board. Circumstances in which market prices may be unavailable include, but are not limited to, trading in a security is suspended, the exchange on which the security is traded is subject to an unscheduled close or disruption or material events occur after the close of the exchange on which the security is principally traded. In these circumstances, the Fund determines fair value in a manner that fairly reflects the market value of the security on the valuation date based on consideration of any information or factors it deems appropriate. These may include recent transactions in comparable securities, information relating to the specific security and developments in the markets.

The Fund’s use of fair value pricing may cause the NAV of the Shares to differ from the NAV that would be calculated using market quotations. Fair value pricing involves subjective judgments and it is possible that the fair value determined for a security may be materially different than the value that could be realized upon the sale of such security.  Short-term debt securities, which have a maturity date of 60 days or less, are valued at amortized cost, which approximates fair value. Investments in open-end mutual funds are valued at their closing NAV.

Net Asset Valuation – Investment Funds

The Board has approved procedures pursuant to which the Fund will value its investments in Investment Funds at fair value.  In accordance with these procedures, the Adviser and the Board shall use best efforts to ensure that each Investment Fund has in place policies and procedures that are substantially consistent with the practices provided for in the Real Estate Information Standards (“REIS”) as established and amended by the National Council of Real Estate Investment Fiduciaries (“NCRIEF”) in conjunction with the Pension Real Estate Association (“PREA”), or comparable standards which may apply.  REIS provides underlying principles behind the disclosure of reliable information with adequate policies and practices that include, but are not limited to the following:

•                  Property valuation standards and policy that are expected to be applied consistent with GAAP principles fair value and uniform appraisal standards or such comparable standards as may apply to international managers.  Real estate investments are required to be valued, (a) internally (by the Investment Fund’s manager) with third party (preferably an accounting or valuation firm) oversight to assure the reasonableness of and compliance with valuation policies, at least quarterly and (b) externally by an appraiser or other third party, preferably once annually, but at least once every 36 months.  Furthermore, the valuations should be performed with impartiality, objectivity and independence, and with control to demonstrate they have been completed fairly.  This includes the maintenance of records of methods and techniques for valuation with sufficient documentation to understand the scope of work completed.

•                  Market Value Accounting and Reporting Standards including the production of quarterly financial statements and annual audited financials.  This also incorporates quarterly performance measurement and reporting standards for every asset held by the Investment Fund.

Before investing in any Investment Fund, the Adviser and the Board will conduct a due diligence review of the valuation methodology utilized by the Investment Fund, which as a general matter will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with (but not necessarily the same as) those used by the Fund for valuing its own investments.  After investing in an Investment Fund, the Adviser will monitor the valuation methodology used by the Investment Fund’s manager.

As a general matter, the Fund bases its NAV on valuations of its interests in the Investment Funds provided by the managers of the Investment Funds and their agents.  These fair value calculations will involve significant professional judgment by the managers of the Investment Funds in the application of both observable and unobservable attributes, the calculated net asset values of the Investment Funds’ assets may differ from their actual realizable value or future fair value.   Valuations will be provided to the Fund based on the interim unaudited financial records of Investment Funds, and, therefore, will be estimates subject to adjustment (upward or downward) upon the auditing of such financial records and may fluctuate as a result.  Furthermore, the Board and the Adviser may not have the ability to assess the accuracy of these valuations.

For the quarterly periods that the net asset values of the Investment Funds are calculated by the managers of the Investment Funds, the Adviser will perform an independent review of the valuation of the Fund’s portfolio and review any material concerns with the Board.  The Adviser and the Board will consider all relevant information and the reliability of pricing information provided by the managers of the Investment Funds.  They may conclude, however, in certain circumstances, that the information provided by an institutional asset manager does not represent the fair value of the Fund’s interests in the Investment Fund and is not indicative of what actual fair value would be in an active, liquid or established market.  In those circumstances, the Fund might value its interests in the Investment Fund at a discount or a premium to the value it receives from the Investment Fund.  Following procedures adopted by the Board, in the absence of specific transaction activity in respect of interests in a particular Investment Fund, the Fund would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at the Investment Fund’s net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount.  Any such decision would be made in good faith, and subject to the review and supervision of the Board.

Additionally, between the quarterly valuation periods, the NAVs of the Investments Funds are adjusted daily based on the estimated total return that each underlying private fund will generate during the current quarter.  The Adviser and the Board’s Valuation Committee monitor these estimates regularly and update them as necessary if macro or individual fund changes warrant any adjustments.  At the end of the quarter, each Investment Fund’s net asset value is adjusted based on the actual income and appreciation or depreciation realized by such Investment Fund when the quarterly valuations and income are reported.  This information is updated as soon as the information becomes available, typically within the first 15 Business Days after the end of each quarter.

NAV and NAV Per Share Calculation

The price at which an investor buys or redeems Shares is the NAV per Share.  BNY Mellon calculates the Fund’s NAV once each Business Day as follows:

•                  Current market value of the Fund’s total assets, defined as the sum of (i) the market value as of the close of the NYSE for all real estate-related securities, (ii) the market value as of the close of the NYSE for all cash, cash equivalents and short term investment (before taking into consideration and distributions to be paid or repurchase obligations to be paid in respect to a Repurchase Date that is as of such date), and (iii) the latest provided value for the Investment Funds; and

•                  Less any liabilities including and accrued fees or expense of the Fund or distributions to be paid.

•                  The NAV per Share of the Shares is computed by dividing the Fund’s NAV by the total number of Shares outstanding at the time the determination is made; and

•                  The NAV per Share is calculated before taking into consideration any additional investments to be made as of such investment date, including any dividend reinvestment or any repurchase obligations to be paid in respect of a Repurchase Date that is as of such date.

DESCRIPTION OF SHARES

General

The Fund is a limited liability company formed pursuant to the laws of the state of Delaware.  The Fund is authorized to issue an unlimited number of Shares of beneficial interest.  The Board is authorized to increase or decrease the number of Shares the Fund is authorized to issue.  Each Share has one vote at all meetings of shareholders and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.

All Shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights.  Shareholders are not liable for further calls or assessments.  The Fund will send periodic reports (including financial statements) to all shareholders.  The Fund does not intend to hold annual meetings of shareholders.  Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable.  Shares are not available in certificated form.  Any transfer of Shares will be void if made to an account held through a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund.  In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred Shares at their then current NAV.  This repurchase right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer.  With very limited exceptions, including the ability of a shareholder to transfer or resell Shares pursuant to the terms of the LLC Agreement, Shares are not transferable and liquidity will be provided principally through limited Repurchase Offers.  See “Risk Factors – Shareholders Will Have Only Limited Liquidity.”

In general, any action requiring a vote of the holders of the Shares of the Fund shall be effective if taken or authorized by the affirmative vote of a majority of the outstanding Shares.  Any change in the Fund’s fundamental policies may also be authorized by the vote of the holders of two-thirds of the Shares present at a shareholders’ meeting if the holders of a majority of the outstanding Shares are present or represented by proxy.

Dividends and capital gain distributions paid by the Fund will be reinvested in additional Shares of the Fund unless a shareholder “opts out” (elects not to reinvest in Shares).  Shareholders may elect initially not to reinvest by indicating that choice on a shareholder certification.  Thereafter, shareholders are free to change their election on a quarterly basis by contacting BNY Mellon (or, alternatively, by contacting its Selling Agent, who will inform the Fund).  Shares purchased by reinvestment will be issued at their NAV on the ex-dividend date (expected to be the last Business Day of a calendar quarter).  There is no Sales Load or other charge for reinvestment.  The Fund reserves the right to suspend or limit at any time the ability of shareholders to reinvest distributions. The automatic reinvestment of dividends and capital gain distributions does not relieve participants of any U.S. federal income tax that may be payable (or required to be withheld) on such distributions.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Fund, after payment of all of the liabilities of the Fund, shareholders are entitled to share ratably in all the remaining assets of the Fund.

TAXES

The following is a summary of certain U.S. federal income tax considerations relevant to the Fund and the purchase, ownership and disposition of Shares.  This discussion offers only a brief outline of the federal income tax consequences of investing in the Fund and is based upon U.S. federal income tax laws in effect on the date hereof, which are subject to change by legislative, judicial or administrative action, possibly with retroactive effect.  This summary does not purport to be complete or to deal with all aspects of federal income taxation that may be relevant to shareholders in light of their particular circumstances.  In addition, this summary does not describe state, local or foreign tax consequences.  Prospective investors should consult their own tax advisers as to the federal income tax consequences of the purchase, ownership and disposition of Shares of the Fund, as well as the tax consequences arising under laws of any state, foreign country, or other taxing jurisdiction.  In the SAI, the Fund has provided additional information regarding the tax consequences of investing in the Fund.

Taxation of the Fund

The Fund has elected to be treated as a RIC under the Code.  To qualify as such, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets.  More particularly, the Fund must derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly-traded partnerships” (as defined in the Code).  In addition, the Fund must diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses, or one or more “qualified publicly-traded partnerships” (as defined in the Code).

With respect to these requirements, the Fund will, in certain circumstances, “look through” to the income, assets and investments of the Investment Funds.  If the Fund satisfies these requirements and distributes at least 90% of its investment income and net short-term capital gains to shareholders each year, the Fund will not be required to pay federal income taxes on any income it distributes to shareholders.

To avoid a non-deductible 4% federal excise tax, the Fund will be required to distribute by December 31 of each year at least an amount equal to the sum of (i) 98% of its ordinary income, determined on a calendar year basis, and (ii) 98% of its capital gain net income (which is computed on the basis of the one-year period ending October 31).  In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year.

The Code includes savings provisions that will allow the Fund to cure certain inadvertent failures to satisfy the income and asset diversification tests described above.  However, if the Fund were to fail to qualify as a RIC or fail to satisfy the 90% distribution requirement in any taxable year, the Fund would no longer be a flow-through entity and instead would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income.  In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.

Nature of the Fund’s Investments

The character of the Fund’s distributive share of items of income, gain and loss derived through Investment Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly-traded partnerships) will be determined as if the Fund realized such tax items in the same manner as realized by those Investment Funds.  Certain of the investment strategies of the Fund and the Investment Funds may be subject to special and complex federal income tax provisions that, among other things, can (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss, (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock, securities or other assets is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not qualify as good income under the 90% gross income test.

Distributions to Shareholders

 Dividends from net investment income and net short-term capital gain will be taxable as ordinary income (which cannot be offset with capital losses from other sources).  Due to the nature of the Fund’s investments, dividends paid by the Fund will not be eligible for the dividends received deduction ordinarily available to corporate shareholders of U.S. corporations.  Similarly, dividends paid by the Fund will not be eligible for treatment as “qualified dividend income,” which is subject to preferential tax at rates in the hands of the shareholders that are individuals.  Distributions of net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) that are properly designated by the Fund as “capital gain dividends” will be taxable as long-term capital gain, regardless of how long Shares have been held by the shareholder.  The tax treatment of dividends and capital gain distributions will be the same whether you take them in cash or reinvest them to buy additional Shares.  Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the tax basis in your Shares and any such amount in excess of your tax basis will be treated as gain from the sale of Shares, as discussed below.

Fund distributions may be subject to state and local taxes.  You should consult with your own tax advisor regarding the particular consequences of investing in the Fund.

Income from Repurchases and Transfer of Shares

 When you sell Shares or have Shares repurchased by the Fund, any gain or loss you realize will be treated as a long-term capital gain or loss if you held your Shares for more than one year, or as a short-term capital gain or loss if you held your Shares for one year or less.  Any such loss realized will be disallowed to the extent the Shares disposed of are replaced (including through reinvestment of dividends) with substantially similar shares within a period of 61 days beginning 30 days before and ending 30 days after the disposition of the Shares.  Further, if you sell Shares on which a long-term capital gain distribution has been received and you held the Shares for six months or less, any loss you realize will be treated as a long-term capital loss to the extent that it offsets the long-term capital gain distribution.

The Fund’s distribution policy may, under certain circumstances, have certain adverse consequences to the Fund and its shareholders because it may result in a return of capital resulting in less of a shareholder’s assets being invested in the Fund and, over time, increase the Fund’s expense ratio. The distribution policy also may cause the Fund to sell a security at a time it would not otherwise do so in order to manage the distribution of income and gain. The initial distribution will be declared on a date determined by the Board. If the Fund’s investments are delayed, the distributions may consist principally of a return of capital.

                                                                                         70

Investments in Passive Foreign Investment Companies

The Fund may purchase shares in non-U.S. Investment Funds, which may be treated as passive foreign investment companies (“PFICs”).  The Fund may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its shareholders.  Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains.  If the Fund were to invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the QEF’s ordinary earnings and net capital gain, even if not distributed to the Fund.  If the QEF were to incur losses for a taxable year, those losses would not pass through to the Fund and, accordingly, could not offset other income and/or gain of the Fund.  The Fund may not be able to make the QEF election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy.  Alternatively, the Fund could elect to mark-to-market at the end of each taxable year its shares in a PFIC.  In this case, the Fund would recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value, to the extent it did not exceed prior increases in income.  Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable year and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above).

Tax Information

The Fund expects that on January 31st of each year, the Fund will send shareholders information on the tax status of any distribution made during the previous calendar year.  Because each shareholder’s situation is unique, you should always consult your tax advisor concerning the effect income taxes may have on your individual investment.

If a shareholder recognizes a loss with respect to Shares in excess of certain prescribed thresholds (currently, $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder), the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886.  Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, shareholders of RICs are not excepted.  The fact that a loss is reportable as just described does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.  Shareholders should consult their tax advisors to determine the applicability of this reporting requirement in light of their individual circumstances.

PLAN OF DISTRIBUTION

General

the two funds are charged the same management fee or incentive-based fee (i.e. even if, overall, an investor would pay the same amount in fees).  The differences in compensation may create an incentive for Selling Agents to recommend funds for which they receive higher compensation.  Shareholders should discuss this with their Selling Agents to learn more about the compensation they receive.

The Fund has agreed to indemnify the Distributor or its designee, their respective affiliates, the Adviser, and certain other persons against certain liabilities, including liabilities under the Securities Act.  However, the Fund will not be required to provide indemnification where it is determined that the liability resulted from the willful misconduct, bad faith or gross negligence of the person seeking indemnification, or from the reckless disregard of such person’s duties.

Other Payments Made by the Adviser and/ or its Designee

The Adviser may from its own assets and at no additional cost to the Fund or the Fund’s shareholders, make payments to certain financial intermediaries, including potential Selling Agents. Such payments do not increase Fund expenses and thus, are not reflected in the Summary of Fund Expenses Section of this Prospectus. Such payments may be paid to financial intermediaries (including Selling Agents) for shareholder services, sub-administration or sub-transfer agency, for marketing support and/or access to sales meetings, sales representatives and management representatives.

The aggregate amount of these payments may be substantial and may include amounts that are sometimes referred to as “revenue sharing” payments.  Because these revenue sharing payments are paid by the Adviser and not from the Fund’s assets, the amount of any revenue sharing payments is determined by the Adviser and/ or its designee.  The existence or level of such payments may be based on factors that include, without limitation, differing levels or types of services provided by the financial intermediaries, the expected level of assets, the placing of the Fund on a recommended or preferred list and/or access to personnel and other factors.  Payments may be based on current or past sales, current or historical assets or a flat fee for specific services provided.

In some circumstances, these revenue sharing payments may create an incentive for a financial intermediary, its employees or associates to sell Shares of the Fund instead of shares of other funds.  In addition to the revenue sharing payments described above, the Adviser and/or its designee may offer other incentives to sell shares of the Fund in the form of sponsorship of educational or other client seminars relating to current products and issues, assistance in training or educating personnel, and/or entertainment or meals.  Shareholders should inquire of a Selling Agent how the Selling Agent will be compensated for investments made in the Fund.  Any payments made by the Adviser and/or its designee to a financial intermediary, including a Selling Agent, may create the incentive for a Selling Agent to encourage customers to buy Shares of the Fund.

Notwithstanding the revenue sharing payments described above, the Adviser is prohibited from considering a Selling Agent’s sale of any of the Shares in selecting such Selling Agent for the execution of Fund portfolio transactions, except as may be specifically permitted by law.  Fund portfolio transactions nevertheless may be effected with Selling Agents who may have assisted customers in the purchase of Shares, although neither such assistance nor the volume of Shares sold is a qualifying or disqualifying factor in the Adviser’s selection of such Selling Agent for portfolio transaction execution.

Purchase Terms

The I Shares are only available for purchase by: (i) those making a minimum investment of $10,000,000; (ii) banks, trust companies or similar financial institutions investing for their own account or for trust accounts for which they have authority to make investment decisions  (subject to certain limitations); (iii) directors, officers and employees of the Adviser; and (iv) registered investment advisers purchasing Shares on behalf of their clients where the registered investment advisers have executed a letter of intent acknowledging the intent to aggregate at least $10,000,000 in client  Share purchases. There is no minimum amount for subsequent purchases of the Shares.  Purchasers of Shares will be not be charged either an upfront or an ongoing Sales Load on the purchase of Shares.

 Additional Sales

As a continuously offered closed-end fund, it is anticipated that the Fund will offer additional Shares subject to future registration statements.  In deciding whether to make these sales, the Fund will take into account all factors it considers relevant, including market conditions and the cash available to it for investment.

GENERAL INFORMATION

The Fund is a Delaware limited liability company registered under the Investment Company Act as a non-diversified, closed-end investment management company that is operated as an interval fund. Shares of the Fund will be continuously offered under the Securities Act.  The Fund was formed on March 10, 2011.  The Fund initially offered up to $750,000,000 of its common shares pursuant to the Fund’s registration statement on Form N-2 (File Nos. 333-172947 and 811-22534) which was declared effective on December 9, 2011.  A registration statement filed on January 29, 2018 eliminated the Fund’s Class F Shares (VCMRX) and simultaneously redesignated its issued and outstanding Class I Shares (VCMIX) as Common Shares (VCMIX).  The subsequent registration increased the offering to $2 billion as of February 3, 2016 and then most recently $4 billion in value of its common shares became effective immediately upon filing pursuant to paragraph Section 8(b) of the Investment Company Act on April 19, 2017.  As of January 26, 2018, any Class F Shares outstanding were exchanged for the Class I Shares. Class F Shares have been eliminated and will no longer be offered.  The Fund’s address is 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111, and its telephone number is: (877) 200-1878.

TABLE OF CONTENTS OF THE SAI

ADDITIONAL INVESTMENT POLICIES

DIRECTORS AND OFFICERS

CONTROL PERSONS AND PRINCIPAL HOLDERS

INVESTMENT ADVISORY AND OTHER SERVICES

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CUSTODIAN

LEGAL COUNSEL

PORTFOLIO MANAGERS

REPURCHASES AND TRANSFERS OF SHARES

CODE OF ETHICS

PROXY VOTING POLICIES AND PROCEDURES

CONFLICTS OF INTEREST

TAX ASPECTS

BROKERAGE

FINANCIAL STATEMENTS

STATEMENT OF ADDITIONAL INFORMATION

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

Limited Liability Company Shares of Beneficial Interest

5555 DTC Parkway, Suite 330

Greenwood Village, Colorado 80111

 (Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (877) 200-1878

August 7, 2019

____________________

This Statement of Additional Information (“SAI”) is not a prospectus.  This SAI relates to and should be read in conjunction with the Prospectus of Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”), dated August 7, 2019 (the “Prospectus”).  Defined terms used herein, and not otherwise defined herein, have the same meanings as in the Prospectus.  The financial statements, along with the accompanying notes and report of independent registered public accounting firm, which appear in the Fund’s most recent annual report to shareholders, are incorporated by reference into this SAI.  You can request a copy of the Prospectus, this SAI and the Fund’s annual and semi-annual reports without charge by writing to the Fund at the address above or by calling (877) 200-1878 or by visiting www.versuscapital.com.  This SAI, material incorporated by reference and other information about the Fund are also available on the SEC’s website (http://www.sec.gov).

TABLE OF CONTENTS

ADDITIONAL INVESTMENT POLICIES

DIRECTORS AND OFFICERS

CONTROL PERSONS AND PRINCIPAL HOLDERS

INVESTMENT ADVISORY AND OTHER SERVICES

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

CUSTODIAN

LEGAL COUNSEL

PORTFOLIO MANAGERS

REPURCHASES AND TRANSFERS OF SHARES

CODE OF ETHICS

PROXY VOTING POLICIES AND PROCEDURES

CONFLICTS OF INTEREST

TAX ASPECTS

BROKERAGE

FINANCIAL STATEMENTS

1

ADDITIONAL INVESTMENT POLICIES

The investment objectives and principal investment strategies of the Fund, as well as the principal risks associated with the Fund’s investment strategies, are set forth in the Prospectus. See “Investment Objectives, Strategies and Investment Features” in the Prospectus.  Certain additional investment information is set forth below.

Fundamental Policies

The Fund’s stated fundamental policies may be changed only by the affirmative vote of a majority of the outstanding shares of beneficial interest of the Fund (collectively, the “Shares”).  Fundamental policies of the Fund are listed below.  For the purposes of this SAI, “majority of the outstanding Shares of the Fund” means the vote, at an annual or special meeting of shareholders duly called, of (a) 67% or more of the Shares present at such meeting, if the holders of more than 50% of the outstanding Shares of the Fund are present or represented by proxy; or (b) more than 50% of the outstanding Shares of the Fund, whichever is less.  As fundamental policies, the Fund may not:

•        The Fund is focused on investing in Real Estate-Related Investments (as defined below) and will not concentrate its investments in any industries other than the group of real estate investment and management industries.

•        Borrow money, except to the extent permitted by the Investment Company Act of 1940, as amended (the “Investment Company Act”), which currently limits borrowing to no more than 33-1/3% of the value of the Fund’s total assets.  The interest on borrowings will be at prevailing market rates, to the extent the Fund borrows.  The Fund’s use of leverage involves risk of loss.

• Engage in short sales, purchases on margin or the writing of put and call options.

•        Issue senior securities (including preferred shares of beneficial interest), except to the extent permitted under the Investment Company Act (which currently limits the issuance of a class of senior securities that is indebtedness to no more than 33-1/3% of the value of the Fund’s total assets or, if the class of senior security is stock, to no more than 50% of the value of the Fund’s total assets).

•        Underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), in connection with the disposition of its portfolio securities.

•        Make loans, except through purchasing fixed-income securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund’s investment policies or as otherwise permitted under the Investment Company Act.  To the extent the Fund engages in loan activity, it exposes its assets to a risk of loss.

•        Purchase, hold or deal in real estate, except that the Fund may invest in securities that are secured by real estate, or securities issued by companies that invest or deal in real estate, real estate mortgage loans or real estate investment trusts (“REITs”).  This exposes the Fund to the general risks of investing in real estate and the risks of investing in real estate debt and real estate-related debt securities.

•        Invest in physical commodities or commodity contracts, except that the Fund may purchase and sell commodity index-linked derivative instruments, such as commodity swap agreements, commodity options, futures and options on futures and structured notes, that provide exposure to the investment returns of the commodities markets, including foreign currency markets.  This exposes the Fund to the risks associated with hedging strategies and currency and exchange rates.

•        Invest more than 25% of the value of its total assets in the securities of any single issuer or of any group of issuers, controlled by the Fund, that are engaged in the same, similar or related trades or businesses, except that U.S. Government securities may be purchased without limitation. For purposes of this investment restriction, the Investment Funds (as defined below) in which the Fund will seek to invest are not considered part of an industry.  The Fund may invest in Investment Funds that may concentrate their assets in one or more industries and the Fund may invest at least 80% of its assets in Real Estate-Related Investments.

• Invest in securities of other investment companies, except to the extent permitted by the Investment Company Act.

2

The Fund’s investment objectives are fundamental and may not be changed without the vote of a majority (as defined by the Investment Company Act) of the Fund’s outstanding voting securities.  The Fund has also adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% of its shares outstanding at NAV (as defined below), unless suspended or postponed in accordance with regulatory requirements, and that each quarterly repurchase pricing shall occur on the Repurchase Pricing Date (as defined below).  This amount may be adjusted by the Board at any time to an amount no less than 5% nor more than 25% of the outstanding Shares.   As part of the Fund’s fundamental policies, under normal market conditions, the Fund will invest at least 80% of its assets in Real Estate-Related Investments.

Certain Portfolio Securities and Other Operating Policies

Investment Fund Equity

The Fund attempts to achieve its investment objectives by allocating its capital among a select group of institutional asset managers with expertise in managing portfolios of real estate and real estate-related securities.  Under normal market conditions, the Fund will invest between 50% and 75% of its assets into investment funds (collectively, the “Investment Funds”) that invest in real estate through entities that qualify as REITs and in debt investments secured by real estate.  On an overall basis, approximately 90% of the Investment Fund assets will be held in REITs.  Furthermore, the Fund will limit its exposure to debt investments secured by real estate and held in Investment Funds that do not qualify as REITs to less than 10% of its total assets.  Investment Funds typically accept investments on a continuous basis, have quarterly repurchases, and do not have a defined termination date.  See “Investment Strategies of Investment Funds and Investment Managers” for additional information regarding guidelines applicable to the Investment Funds.  Additionally, the Fund will retain certain institutional asset managers (the “Investment Managers”) to sub-advise on average between 25% and 50% of the Fund’s assets to be invested in domestic and international publicly traded real estate securities, such as common and preferred stock of publicly listed REITs and publicly traded real estate debt securities (cumulatively referred to hereafter as the “Real Estate Securities” and together with the Investment Funds as “Real Estate-Related Investments”).  Under normal market conditions, the Fund will invest at least 80% of its assets in income producing Real Estate-Related Investments. In certain extreme circumstances or market environments the Fund may reduce its investment in Real Estate-Related Investments and hold a larger position in cash or cash equivalents and/or deviate from the allocation ranges to Investment Funds and Investment Managers described above.  The Fund will not invest in Investment Funds that hold themselves out or otherwise operate as “hedge funds”.

The Investment Funds take in funds on a continuous basis, typically have quarterly repurchases and typically do not have a defined termination date.  An Investment Fund’s portfolio may include investments in core, core-plus or value added real estate assets.  This may include investment properties in various geographic markets (domestic and foreign) and various property types (retail, office, multi-family, industrial, and other).  Investment Funds will generally hold investments in fee-simple, directly or through one or more special purpose title-holding entities. They may also utilize other ownership structures, such as leasehold interests and joint ventures. Investments may be structured as equity or debt or in other similar structures.

In addition to diversification across property type and geographic markets, Investment Funds may diversify by differing underlying economic drivers, including anticipated job growth, population growth or inflation.  No specific limits have been established within the Fund’s investment guidelines for property type and geographic investments; however, many of the Investment Funds have net asset value (“NAV”) limitations for any one individual property held by such Investment Fund relative to the NAV of the Investment Fund’s overall portfolio.  While some institutional asset managers will seek diversification across property types, certain Investment Funds may have a more specific focus and not seek such diversification, but instead utilize an investment strategy utilizing expertise within specific or multiple property categories.

The Investment Funds may utilize leverage, pursuant to their operative documents, as a way to seek or enhance returns.  Dependent upon the investment strategy, geographic focus and/or other economic or property specific factors, each Investment Fund will have differing limitations on the utilization of leverage.  Such limitations are Investment Fund specific and may apply to an overall portfolio limitation as well as a property specific limitation.  Versus Capital Advisors LLC (the “Adviser”) will seek Investment Funds with a leverage limitation generally in the range of 30% to 65% of their gross asset value at the time incurred, as specified in their operative document(s) or disclosure documents, as of when the Adviser make their selection of approved Investment Funds.  The Fund intends to limit its borrowing and the overall leverage of its portfolio, inclusive of the leverage employed by the Investment Funds, to an amount that does not exceed 33-1/3% of the Fund’s gross asset value.

3

Real Estate Debt Securities

The Fund will invest in real estate debt securities through Investment Funds with institutional asset managers targeting investments in a variety of commercial real estate loans, including senior mortgage loans, subordinated or junior mortgage loans, mezzanine loans, and participations in such loans, as well as, commercial real estate-related debt securities, such as commercial mortgage-backed securities (“CMBS”) and REIT senior unsecured debt.  Institutional asset managers may diversify by security type, property type and geographic location, type of security and maturity date of the security.

Investment Funds may acquire commercial real estate loans both by directly originating the loans and by purchasing them from third party sellers.  They may also invest in commercial real estate-related debt securities such as CMBS, unsecured debt issued by REITs and interests in other securitized vehicles that own real estate-related debt.  When investing in such securities, the asset managers of the Investment Funds may evaluate credit quality, collateralization levels, duration, property type, property class and location among numerous other aspects of the securities features to determine its investment qualities.

The Investment Funds may utilize leverage as a way to seek to enhance their returns. The Investment Funds may utilize managing match-funded, flexible term debt facilities and securitization vehicles or other financing alternatives available through capital markets.

Real Estate Equity Securities

An Investment Manager’s investment portfolio may include long positions in real estate-related common stocks, preferred stocks and convertible securities, including REIT common and REIT preferred shares.  Investment Managers may focus on companies that target investments within specific property types, countries or regions.   Investment Managers also may invest in depositary receipts relating to foreign securities.  See “– Foreign Securities” below.  Equity securities fluctuate in value in response to many factors, including the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

The Investment Managers generally may invest in equity securities without restriction as to market capitalization, such as those issued by smaller capitalization companies, including micro-cap companies.  The prices of the securities of some of these smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because they typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects.  The Investment Managers may purchase securities in all available securities trading markets, including initial public offerings and the aftermarket.

The Investment Managers’ investments in equity securities may include securities that are listed on securities exchanges as well as unlisted securities that are traded over-the-counter.  Equity securities of companies traded over-the-counter may not be traded in the volumes typically found on a national securities exchange.  Consequently, an Investment Manager may be required to dispose of such securities over a longer (and potentially less favorable) period of time than is required to dispose of the securities of listed companies.

Foreign Securities

General.  Some Investment Managers intend to invest in securities of foreign issuers and in depositary receipts, such as American Depositary Receipts and American Depositary Shares (collectively, “ADRs”), Global Depositary Receipts and Global Depositary Shares (“GDRs”) and other forms of depositary receipts.  ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.  GDRs are receipts issued outside the United States typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.  Generally, ADRs in registered form are designed for use in the United States securities markets and GDRs in bearer form are designed for use outside the United States.

4

These securities may be purchased through “sponsored” or “unsponsored” facilities.  A sponsored facility is established jointly by the issuer of the underlying security and a depositary.  A depositary may establish an unsponsored facility without participation by the issuer of the deposited security.  Holders of unsponsored depositary receipts generally bear all the costs of such facilities, and the depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the issuer of the deposited security or to pass through voting rights to the holders of such receipts in respect of the deposited securities.

Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers.  Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States.  Transaction costs of investing in foreign securities markets are generally higher than in the United States.

Because evidences of ownership of such securities usually are held outside the United States, the Fund will be subject to additional risks which include possible adverse political and economic developments, seizure or nationalization of foreign deposits or adoption of governmental restrictions which might adversely affect or restrict the payment of principal and interest on the foreign securities to investors located outside the country of the issuer, whether from currency blockage or otherwise.

Since foreign securities often are purchased with and payable in currencies of foreign countries, the value of these assets as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations.

ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation.

Foreign securities in which the Investment Managers may invest may be listed on foreign securities exchanges or traded in foreign over-the-counter markets or may be purchased in private placements and not be publicly-traded.  Investments in foreign securities are affected by risk factors generally not thought to be present in the United States.  Some of these factors are listed in the Prospectus under “Risk Factors – The Investment Funds’ Foreign Investments Involve Risk of Loss.”

Some Investment Managers may hedge against foreign currency risks, including the risk of changing currency exchange rates, which could reduce the value of certain of the Fund’s foreign currency denominated portfolio securities irrespective of the underlying investment.  The Investment Funds may enter into forward currency exchange contracts (“forward contracts”) for hedging purposes and non-hedging purposes to pursue its investment objective.  Forward contracts are transactions involving an Investment Fund’s obligation to purchase or sell a specific currency at a future date at a specified price.  Forward contracts may be used by the Investment Managers for hedging purposes to protect against uncertainty in the level of future foreign currency exchange rates, such as when the Investment Manager anticipates purchasing or selling a foreign security.  This technique would allow an Investment Manager to “lock in” the U.S. dollar price of the security.  Forward contracts also may be used to attempt to protect the value of an Investment Fund’s existing holdings of foreign securities.  There may be, however, imperfect correlation between an Investment Fund’s foreign securities holdings and the forward contracts entered into with respect to such holdings.  Forward contracts also may be used for non-hedging purposes, such as when an Investment Manager anticipates that particular foreign currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in the Investment Fund’s investment portfolio.

5

Foreign Currency Transactions

An Investment Manager may engage in foreign currency transactions to hedge the U.S. dollar value the investments and distributions of the Investment Funds or other investments, particularly if it expects a decrease in the value of the currency in which the foreign investment is denominated.

Foreign currency transactions may involve, for example, the Investment Manager’s purchase of foreign currencies for U.S. dollars or the maintenance of short positions in foreign currencies, which would involve the Investment Manager agreeing to exchange an amount of a currency it did not currently own for another currency at a future date in anticipation of a decline in the value of the currency sold relative to the currency the Investment Manager contracted to receive in the exchange.  The Investment Manager’s success in these transactions will depend principally on its ability to predict accurately the future exchange rates between foreign currencies and the U.S. dollar.

Convertible Securities

Convertible securities are bonds, debentures, notes, preferred stock or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula.  A convertible security entitles the holder to receive interest that generally is paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged.  Convertible securities have unique investment characteristics, in that they generally (a) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (b) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (c) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock).  The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline.  The credit standing of the issuer and other factors also may have an effect on the convertible security’s investment value.  The conversion value of a convertible security is determined by the market price of the underlying common stock.  If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value.  Generally, the conversion value decreases as the convertible security approaches maturity.  To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value.  A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

Money Market Instruments

The Fund or an Investment Manager may invest, for defensive purposes or otherwise, some or all of its assets in high quality fixed-income securities, money market instruments, and money market mutual funds, or hold cash or cash equivalents in such amounts as the Fund or the Investment Manager deems appropriate under the circumstances.  Pending allocation of this offering proceeds and thereafter, from time to time, the Fund also may invest in these instruments.  Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government securities, commercial paper, certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation (the “FDIC”), and repurchase agreements.

Purchases of Non-Voting Securities

The Fund expects to purchase a class of non-voting securities or enter into a contract, typically before the initial purchase, to relinquish the right to vote in respect of its investments in Investment Funds.  For any Investment Fund where the Fund would be unable to do either of the foregoing (and the Fund does not anticipate that it would not be able to do so), it intends to limit its holdings of the relevant Investment Fund to less than 10% of the Investment Fund’s voting securities.

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Where a separate non-voting security class is not otherwise available, the Fund would seek to create by contract the same result as owning a non-voting security class:  namely, a security that affords the Fund, and each subsequent holder, no legal right to vote.  This result would be accomplished through a written agreement between the Fund and the Investment Fund where the Fund irrevocably foregoes the right to vote, and does so in a manner that legally binds both the Fund and all subsequent holders.  The agreement would grant the Investment Fund the right to enjoin any holder from voting.  The agreement also will include a statement of the parties’ intention that the agreement should be interpreted broadly to affect the parties’ desire that the Fund’s interest be identical to that of a separate non-voting class.  In each instance, the Adviser will determine if the Fund will waive the Fund’s voting rights.  When it does so, the Adviser will consider only the interests of the Fund and not the interests of the Adviser or those of the Adviser’s other clients.  The waiver arrangement should benefit the Fund, as it will enable the Fund to invest in more interests of an Investment Fund that the Adviser believes is desirable, than the Fund would be able to if it were deemed to be an “affiliate” of the Investment Fund within the meaning of the Investment Company Act.  The Adviser believes that the use of this waiver arrangement will not affect the ability of other clients of the Adviser to invest in the same Investment Funds.

The Fund May Change Its Non-Fundamental Policies, Restrictions, Strategies, and Techniques

Except as otherwise indicated, the Fund may change its non-fundamental policies, restrictions, strategies, and techniques if the Board believes doing so is in the best interest of the Fund and its shareholders.

DIRECTORS AND OFFICERS

Directors

The Board has overall responsibility to manage and control the business affairs of the Fund, including the complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund’s business.  The Board exercises the same powers, authority and responsibilities on behalf of the Fund as are customarily exercised by the board of directors of a registered investment company organized as a corporation.

The address, age, and descriptions of their principal occupations during the past five years are listed below for each director of the Fund:

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Public Company Directorships Held by Director
Independent Directors(3)
Jeffry A. Jones; Age 60	Independent Director	Since inception	Principal of SmithJones, 8/08 to present.	2	0
Richard J. McCready; Age 61	Independent Director	Since inception	President of The Davis Companies, 2014 to present.	2	0
Paul E. Sveen; Age 57	Independent Director	Since inception	Chief Financial Officer of Paypal’s merchant lending platform, 2018 to present. Chief Financial Officer of Swift Financial 2016 to 2018; Managing Partner of Pantelan Real Estate Services LLC, 2013 to 2016;	2	0
Robert F. Doherty; Age 54	Independent Director	Since March 2019	Partner at Renova Capital Partners, 2010 to present; Chief Financial Officer of Ensyn Corporation, 2013 to 2018.	2	0
Interested Directors(4)
William R. Fuhs, Jr.; Age 51	Director; President	Since inception	President of the Adviser, 2010 to present; Chief Financial Officer of the Adviser from 2011 to 2016.	2	0
Casey Frazier; Age 41	Director; Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser, 2011 to present.	2	0
Mark D. Quam; Age 49	Director; Chief Executive Officer	Since March 2019	Chief Executive Officer of the Adviser, 2010 to present.	2	0

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(1)    The address of each member of the Board is:  c/o Versus Capital Multi-Manager Real Estate Income Fund LLC, 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.

(2)    Each Director will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.

(3)    “Independent Directors” means members of the Board who are not “interested persons” of the Fund, the Adviser, the Distributor, or any affiliate of the Fund, the Adviser, or the Distributor, as defined by the Investment Company Act (the “Independent Directors”).

(4)    “Interested Directors” means members of the Board who are an “interested person,” as defined in the Investment Company Act, because of such person’s affiliation with the Fund (the “Interested Directors”).

Additional information about each director follows (supplementing the information provided in the table above) that describes certain specific experiences, qualifications, attributes or skills that each director possesses and that the Board believes has prepared them to be effective directors.

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Independent Directors

The Independent Directors are Jeffry A. Jones, Richard J. McCready, Robert F. Doherty and Paul E. Sveen.  Their biographical information is set forth in the “Management of the Fund – Independent Directors” Section of the Prospectus.

Interested Directors

The Interested Directors are William R. Fuhs, Jr., Mark D. Quam and Casey Frazier.  Their biographical information is set forth in the “Management of the Fund – Interested Directors” Section of the Prospectus.

Officers

The address, age, and a description of principal occupations during the past five years are listed below for each officer of the Fund:

Name, Address and Age(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years
Mark D. Quam; Age 49	Chief Executive Officer	Since inception	Chief Executive Officer of the Adviser, 2010 to present
William R. Fuhs, Jr.; Age 51	President	Since inception	President of the Adviser, 2010 to present; Chief Financial Officer of the Adviser 2010 to 2016
Casey Frazier; Age 41	Chief Investment Officer	Since inception	Chief Investment Officer of the Adviser 2011 to present.
John Gordon; Age 56	Chief Financial Officer and Treasurer	Since inception	Chief Financial Officer of Adviser since 2016 and Treasurer since inception. Chief Compliance Officer of the Adviser and the Fund, inception to October 2018.
Steve Andersen; Age 43	Chief Compliance Officer and Secretary	October 2018

Chief Compliance Officer of the Adviser and the Fund since October 2018. Secretary of the Fund since December 2018.  VP Compliance at Janus Henderson Investors August 2017 to August 2018. AVP Compliance at Janus Capital Group January 2016 to August 2017.  Senior Compliance Manager at Janus Capital Group August 2011 to January 2016.

(1)    The address of each Officer of the Fund is:  c/o Versus Capital Multi-Manager Real Estate Income Fund LLC, 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.

(2)    Each Officer will serve for the duration of the Fund, or until his death, resignation, termination, removal or retirement.

Board Participation and Committees

The Board believes that each director’s experience, qualifications, attributes and skills give each director the ability to critically review, evaluate, question and discuss information provided to them, and to interact effectively with Fund management, service providers and counsel, in order to exercise effective business judgment in the performance of their duties. The charter for the Board’s Nominating Committee contains other factors considered by the Nominating Committee in identifying and evaluating potential Board member nominees.  To assist them in evaluating matters under federal and state law, the directors may benefit from information provided by the Fund’s or the Adviser’s counsel; both Board and Fund counsel have significant experience advising funds and fund board members.  The Board and its committees have the ability to engage other experts as appropriate.  The Board evaluates its performance on an annual basis.

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Each director serves on the Board for the duration of the Fund, or until his death, resignation, termination, removal or retirement.  A director’s position in that capacity will terminate if such director is removed, resigns or is subject to various disabling events such as death or incapacity.  A director may resign upon 90 days’ prior written notice to the other directors, subject to waiver of notice, and may be removed either by vote of two-thirds of the directors not subject to the removal vote or vote of the shareholders holding not less than two-thirds of the total number of votes eligible to be cast by all shareholders.  In the event of any vacancy in the position of a director, the remaining directors may appoint an individual to serve as a director, so long as immediately after such appointment at least two-thirds of the directors then serving would have been elected by the shareholders.  The directors may call a meeting of shareholders to fill any vacancy in the position of a director, and must do so within 60 days after any date on which directors who were elected by the shareholders cease to constitute a majority of the directors then serving.  If no director remains to manage the business of the Fund, the Adviser may manage and control the Fund, but must convene a meeting of shareholders within 60 days for the purpose of either electing new directors or dissolving the Fund.

The Chairman of the Board is Mr. Fuhs.  The only standing committees of the Board are the Audit Committee, Nominating Committee, Investment Committee, and Valuation Committee.

The current members of the Audit Committee are Mr. McCready, Mr. Jones, Mr. Doherty and Mr. Sveen, each of whom is an Independent Director.  The current Chairman of the Audit Committee is Mr. McCready.  The function of the Audit Committee is to (1) oversee the Fund’s accounting and financial reporting processes, the audits of the Fund’s financial statements and the Fund’s internal controls over, among other things, financial reporting and disclosure controls and procedures, (2) oversee or assist in Board oversight of the integrity of the Fund’s financial statements and the Fund’s compliance with legal and regulatory requirements and (3) approve prior to appointment the engagement of the Fund’s independent registered public accounting firm and review the independent registered public accounting firm’s qualifications and independence and the performance of the independent registered public accounting firm.

The current members of the Nominating Committee are Mr. McCready, Mr. Sveen, Mr. Doherty and Mr. Jones.  Therefore, all of the Nominating Committee consists of Independent Directors.  The current Chairman of the Nominating Committee is Mr. Sveen.  The function of the Nominating Committee, pursuant to its adopted written charter, is to select and nominate persons for election as directors of the Fund.  The Nominating Committee reviews nominations of potential Directors made by Fund management and by Fund shareholders, which includes all information relating to the recommended nominees that is required to be disclosed in solicitations or proxy statements for the election of directors, including without limitation the biographical information and the qualifications of the proposed nominees.  The Nominating Committee will consider nomination as it deems appropriate after taking into account, among other things, the factors listed in the charter.  Nomination submissions must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders, and such additional information must be provided regarding the recommended nominee as reasonably requested by the Nominating Committee.  The Nominating Committee meets as is necessary or appropriate.

The Investment Committee is comprised of all of the Directors, the majority of whom are independent. The Current Chairman of the Investment Committee is Mr. Frazier.  The function of the Investment Committee, pursuant to its adopted charter, is to oversee the determination of investment strategy and objectives of the Fund, which include (i) ongoing monitoring of investments, (ii) the establishment of the policies and procedures for the selection and ongoing due diligence of Investment Funds and Investment Managers and (iii) the approval of any removal or addition of an approved Investment Fund or Investment Manager, including the approval by the Independent Directors.

The Valuation Committee is comprised of all of the Directors, the majority of whom are independent.  The current Chairman of the Valuation Committee is Mr. Jones.  The function of the Valuation Committee, pursuant to its adopted written charter, is to oversee the policies and procedures for the calculation of the Fund’s NAV.  The Valuation Committee will review and oversee the policies and reporting of the underlying asset values of the Investment Funds, as well as the portion of the Fund’s assets that are sub-advised by Investment Managers.

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Director Ownership of Securities

The dollar range of equity securities beneficially owned by each director is set forth below.

Name of Director	Dollar Range of Equity Securities in the Fund*	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies*
Independent Directors
Jeffry A. Jones	$50,001 to $100,000	$50,001 to $100,000
Richard J. McCready	$10,001 to $50,000	$10,001 to 50,000
Paul E. Sveen	$50,001 to $100,000	$50,001 to $100,000
Robert F. Doherty	$0	$0
Interested Directors
William R. Fuhs, Jr.	Over $500,000	Over $1,000,000
Casey Frazier	Over $500,000	Over $1,000,000
Mark D. Quam	Over $500,000	Over $1,000,000

*As of date of this prospectus

Independent Director Ownership of Securities

None of the Independent Director (nor any of their immediate family members) have or hold any securities of the Adviser, Security Capital, Principal or the Distributor, nor any entities controlling or controlled by or under common control with the Adviser, Security Capital, Principal or the Distributor.  Three of the four Independent Directors do hold securities of the Fund as outlined above.

Compensation

The Fund will pay each Independent Director a fee of $35,000 per annum.  In addition, the Fund will reimburse each of the Independent Directors for travel and other expenses incurred in connection with attendance at meetings. The Chairman of the Audit Committee will receive an additional amount of $15,000 per annum.  Other members of the Board and executive officers of the Fund receive no compensation, other than as noted in the table below.  The Nominating Committee of the Board shall evaluate the compensation of the Board members on an ongoing basis and may increase or decrease such compensation based upon market factors and the ongoing responsibilities and commitment of the members, all of which will be subject to Board approval, including a majority of the Independent Directors.

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The following table summarizes the current annual compensation rate as of March 31, 2019 for the members of the Board and executive officers of the Fund, including Committee fees.  This compensation will continue to be evaluated on an ongoing basis.

Name of Person, Position	Aggregate Compensation from the Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund paid to Directors/Officers
Independent Directors
Jeffry A. Jones	$35,000	N/A	N/A	$35,000
Richard T. McCready	$50,000(1)	N/A	N/A	$50,000(1)
Paul E. Sveen	$35,000	N/A	N/A	$35,000
Robert F. Doherty	$35,000	N/A	N/A	$35,000
Interested Directors
William R. Fuhs, Jr.	$0	N/A	N/A	$0
Casey Frazier	$0	N/A	N/A	$0
Mark D. Quam	$0	N/A	N/A	$0
Officers
Mark D. Quam as Chief Executive Officer	$0	N/A	N/A	$0
William R. Fuhs, Jr. as President	$0	N/A	N/A	$0
Casey Frazier as Chief Investment Officer	$0	N/A	N/A	$0
John Gordon as Chief Financial Officer, and Treasurer	$0	N/A	N/A	$0

Steve Andersen as Chief Compliance Officer and Secretary	$45,000(2)	N/A	N/A	$0

(1)     As Chairman of the Audit Committee, Mr. McCready receives an additional amount of $15,000 per annum.

(2)    Represents amounts being charged to the Fund for compliance services.

CONTROL PERSONS AND PRINCIPAL HOLDERS

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly more than 25% of the voting securities of a company or acknowledges the existence of control. A control person may be able to determine the outcome of a matter put to a shareholder vote.

As of August 7, 2019, the Fund did not know of any person that controlled the Fund. As of the same date, there were no persons that owned of record or beneficially 5% or more of the Fund’s outstanding Shares.

INVESTMENT ADVISORY AND OTHER SERVICES

The Adviser

The Fund’s investment adviser is Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).   The Adviser’s offices are located at 5555 DTC Parkway, Suite 330, Greenwood Village, Colorado 80111.  The Adviser is a Delaware Limited Liability Company originally formed in March of 2007 and reorganized in 2011.  Versus Capital is a wholly owned subsidiary of Versus Capital Group, LLC. The co-founders of Versus Capital - Mark D. Quam, William R. Fuhs and Casey R. Frazier - indirectly own a controlling interest in Versus Capital Group, LLC.  Mr. Fuhs, Mr. Quam and Mr. Frazier also serve as Interested Directors to the Fund.

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The Board has engaged the Adviser to provide investment advice to, and manage the day-to-day business and affairs of, the Fund, in each case under the ultimate supervision of and subject to any policies established by the Board, pursuant to an investment management agreement entered into between the Fund and the Adviser.  The Adviser has been delegated the responsibility of selecting the Investment Funds and Investment Managers. The Adviser allocates the Fund’s assets and, thereafter, evaluates regularly each Investment Fund and Investment Manager to determine whether their respective investment programs are consistent with the Fund’s investment objectives and whether their respective investment performance is satisfactory.  The Adviser may, at its discretion, subject to the repurchase policies of the Investment Funds, reallocate the Fund’s assets among the Investment Funds and Investment Managers, terminate or redeem investments from existing Investment Funds or Investment Managers and select additional Investment Funds or Investment Managers subject to review and approval of the Board.  The Adviser also provides certain administrative services to the Fund, including: providing office space, handling of shareholder inquiries regarding the Fund, providing shareholders with information concerning their investment in the Fund, coordinating and organizing meetings of the Board and providing other support services.  The Adviser will perform its duties subject to any policies established by the Board.  The Adviser may only enter into new sub-advisory relationships for the Fund upon Board approval and upon the approval of a majority (as defined under the Investment Company Act) of the Fund’s outstanding voting securities pursuant to the Investment Company Act. If such approval is obtained, the Adviser (or the Fund) may enter into sub-advisory relationships with registered investment advisers that possess skills that the Adviser believes will aid it in achieving the Fund’s objectives.

In consideration for all such services, the Fund will pay the Adviser a quarterly Investment Management Fee at an annual rate of 0.95% of the Fund’s NAV, which will accrue daily on the basis of the average daily NAV of the Fund.  The Investment Management Fee will be paid to the Adviser out of the Fund’s assets. The Adviser was paid approximately $9,731,000, $17,172,000, and $23,527,000 in advisory fees for the fiscal years ended March 31, 2017, 2018, and 2019, respectively.

Sub-Adviser - Callan

The Adviser previously engaged Callan LLC (“Callan”), a registered investment adviser under the Advisers Act, to provide both ongoing research and opinions of institutional asset managers and their investment funds for consideration by the Adviser on behalf of the Fund as well as recommendations for the selection of Investment Funds and Investment Managers for approval by the Adviser.  At a meeting held on June 12, 2019, though, the Board, including a majority of the Independent Directors, voted to terminate the investment advisory agreement between the Fund and Callan. Callan is headquartered at 600 Montgomery Street, Suite 800, San Francisco, CA 94111 with offices across the country.  Under the terms of the Callan Sub-Advisory Agreement, Callan received fees from the Adviser (not the Fund) as follows: with respect to the cumulative NAV between $0 and $1.0 billion of assets under management, an annual rate of 10 basis points (0.10%); with respect to the cumulative net asset value in excess of $1.0 billion up to $1.5 billion of assets under management, an annual fee of 4 basis points (0.04%);  with respect to the cumulative net asset value in excess of $1.5 billion, an annual fee of 2 basis points (0.02%). For the fiscal year ended March 31, 2017, the Sub-Adviser was paid $1,001,683 in advisory fees. For the fiscal year ended March 31, 2018, Sub-Adviser was paid $1,387,782 in advisory fees.  The Sub-Adviser was paid $1,385,556 for the year ended March 31, 2019.

Sub-Adviser – Security Capital

The Adviser has engaged Security Capital Research & Management Incorporated (“Security Capital”) a registered investment adviser under the Advisers Act, to act as an independent and unaffiliated sub-adviser to the Fund.  Security Capital is located at 10 South Dearborn Street, Suite 1400 Chicago, Illinois 60603.  Security Capital invests in a multi-tranche U.S. real estate securities portfolio on behalf of the Fund.  Security Capital is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and ranging from 1.0% down to 0.50% based on assets under management.  Security Capital was paid approximately $1,056,000, $1,345,000, and $1,068,000 in Sub-Advisory fees for the fiscal years ended March 31, 2017, 2018, and 2019, respectively.

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Sub-Adviser – Principal Real Estate Investors

The Adviser has engaged Principal Real Estate Investors, LLC (“PrinREI”) a registered investment adviser under the Advisers Act, to act as an independent and unaffiliated sub-adviser to the Fund.  PrinREI is located at 711 High Street, Des Moines, IA 50392.  PrinREI seeks to provide income-focused real estate exposure by selecting a portfolio of global listed real estate securities and U.S. Commercial Mortgage Backed Securities market ("CMBS") on behalf of the Fund. PrinREI is paid a management fee by the Fund’s shareholders based on assets under management that decreases as assets increase. The fees are assessed on a sliding scale and range from 0.60% when assets are under $150 million down to 0.55% when assets are over $150 million. PrinREI was paid approximately $177,000, $908,000, and $1,330,000 in Sub-Advisory fees for the fiscal years ended March 31, 2017, 2018, and 2019, respectively.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP, 171 N. Clark Street, Chicago, IL 60601, serves as the independent registered public accounting firm of the Fund.  Grant Thornton provides audit services, tax assistance and consultation in connection with the review of SEC and IRS filings.

CUSTODIAN

Bank of New York Mellon (the “Custodian”) serves as the primary custodian of the assets of the Fund held in Investment Funds or managed by Investment Managers acting as sub-advisers, and may maintain custody of such assets with domestic and foreign sub-custodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board.  Assets of the Fund and Investment Funds are not held by the Adviser or institutional asset managers, respectively, or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian.  The Custodian’s principal business address is 4400 Computer Drive, Westborough, MA  01581.

LEGAL COUNSEL

Winston & Strawn LLP, 200 Park Avenue, New York, New York 10166, acts as legal counsel to the Fund.

PORTFOLIO MANAGERS

The following tables identify, as of March 31, 2019: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by the Fund’s portfolio managers (collectively, “Other Accounts”; (ii) the total assets of such Other Accounts; and (iii) the number and total assets of Other Accounts with respect to which the management fee charged is based on performance.

Versus Capital Advisors, LLC  (“Versus Capital”)

Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Casey Frazier, CFA	1	$1.3 billion	4	$1.5 million	0	N/A
William Fuhs	1	$1.3 billion	4	$1.5 million	0	N/A
Dave Truex, CFA	1	$1.3 billion	4	$1.5 million	0	N/A

Performance Fee Based Accounts

(The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)

Casey Frazier, CFA	0	N/A	0	N/A	0	N/A
William Fuhs	0	N/A	0	N/A	0	N/A
Dave Truex, CFA	0	N/A	0	N/A	0	N/A

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Conflicts of Interest

In addition to the Fund, the Adviser provides investment advisory services to the Versus Capital Real Assets Fund, LLC a continuously offered registered closed end management investment company that has elected to be treated as an interval fund, as well as four charitable pooled income funds, as defined under section 642(c)(5) of the Code. Given the significant differences in the investment objectives of the other accounts managed by the portfolio managers, it is not anticipated that holdings will overlap.  As a result, the Adviser does not believe that it has any conflicts of interest in allocating investment opportunities to the Fund.

Compensation

A team approach is used by the Adviser to manage the Fund.  The Investment Committee of the Adviser is chaired by Casey Frazier, and includes William Fuhs and David Truex.  Mr. Frazier and Mr. Fuhs are founding members of the Adviser and are paid a base salary and a share of the profits, if any, earned in their ownership of the Adviser.  Mr. Truex is paid a base salary and a discretionary bonus.

Ownership of Securities

(as of the date of this Prospectus)

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
William R. Fuhs, Jr.	$500,001-$1,000,000
Casey Frazier	$500,001-$1,000,000
David Truex	$10,001 to $50,000

Security Capital Research & Management Incorporated (“Security Capital”)

As of June 30, 2019, in addition to the Versus Capital Multi-Manager Real Estate Income Fund LLC (the “Fund”), Security Capital's portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:

Portfolio Manager	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Assets Managed	Number	Assets Managed	Number	Assets Managed
Anthony R. Manno Jr.	2	$0.5 billion	2	$0.9 billion	49	$2.8 billion
Kenneth D. Statz	2	$0.5 billion	2	$0.9 billion	49	$2.8 billion
Kevin W. Bedell	2	$0.5 billion	2	$0.9 billion	49	$2.8 billion
Nathan J. Gear	2	$0.5 billion	2	$0.9 billion	49	$2.8 billion
Fee Based Accounts* (The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)
Anthony R. Manno Jr.	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion
Kenneth D. Statz	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion
Kevin W. Bedell	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion
Nathan J. Gear	0	$0.0 billion	0	$0.0 billion	3	$0.3 billion

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* These accounts, which are included in the preceding section above, are subject to a performance-based advisory fee.

Conflicts of Interest

The portfolio managers' management of other accounts may give rise to potential conflicts of interest in connection with their management of the Fund's investments, on the one hand, and the investments of the other accounts, on the other. The other accounts managed by Security Capital's portfolio managers include other registered mutual funds and separately managed accounts. The other accounts might have similar investment objectives as the Fund or hold, purchase or sell securities that are eligible to be held, purchased or sold by the Fund. While the portfolio managers' management of other accounts may give rise to the following potential conflicts of interest, Security Capital does not believe that the conflicts, if any, are material or, to the extent any such conflicts are material, Security Capital believes that it has designed policies and procedures to manage those conflicts in an appropriate way.

A potential conflict of interest may arise as a result of the portfolio managers' day-to-day management of the Fund. Because of their positions with the Fund, the portfolio managers know the size, timing and possible market impact of Fund trades. It is theoretically possible that the portfolio managers could use this information to the advantage of other accounts they manage and to the possible detriment of the Fund. However, Security Capital has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time.

A potential conflict of interest may arise as a result of the portfolio managers' management of the Fund and other accounts, which, in theory, may allow them to allocate investment opportunities in a way that favors other accounts over the Fund. This conflict of interest may be exacerbated to the extent that Security Capital or the portfolio managers receive, or expect to receive, greater compensation from their management of the other accounts than from the Fund. Notwithstanding this theoretical conflict of interest, it is Security Capital's policy to manage each account based on its investment objectives and related restrictions and, as discussed above, Security Capital has adopted policies and procedures reasonably designed to allocate investment opportunities on a fair and equitable basis over time and in a manner consistent with each account's investment objectives and related restrictions. For example, while the portfolio managers may buy for other accounts securities that differ in identity or quantity from securities bought for the Fund, such securities might not be suitable for the Fund given the investment objectives and related restrictions.

Compensation

Versus Capital Advisors LLC (“Versus Capital”) pays Security Capital a fee based on the assets under management of the Fund as set forth in an investment sub-advisory agreement between Security Capital and Versus Capital. Security Capital pays its investment professionals out of its total revenues and other resources, including the sub-advisory fees earned with respect to the Fund. The following information relates to the period ended March 31, 2019.

The principal form of compensation of Security Capital's professionals is a base salary and annual bonus. Base salaries are fixed for each portfolio manager. Each professional is paid a cash salary and, in addition, a year-end bonus based on achievement of specific objectives that the professional's manager and the professional agree upon at the commencement of the year. The annual bonus is paid partially in cash and partially in either: (i) restricted stock of Security Capital's parent company, JPMorgan Chase & Co., and/or (ii) in self-directed parent company mutual funds, all vesting over a three-year period (50% each after the second and third years). The annual bonus is a function of Security Capital achieving its financial, operating and investment performance goals, as well as the individual achieving measurable objectives specific to that professional's role within the firm. The annual incentive program is linked directly to the profitability of each business unit, JPMorgan Asset Management as a whole and to the performance of the firm generally.  None of the portfolio managers' compensation is based on the performance of, or the value of assets held in, the Fund.

Ownership of Securities

As of March 31, 2019, Security Capital's portfolio managers did not beneficially own any shares of the Fund.

Principal Real Estate Investors (“PrinREI”)

As of March 31, 2019, in addition to the Fund, PrinREI’s portfolio managers were responsible for the day-to-day management of certain other accounts, as follows:

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Portfolio Manager	Other Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
	Number	Total Assets of Other Registered Investment Companies	Number	Total Assets	Number	Total Assets of Other Accounts
Anthony Kenkel	8	$9,209 MM	5	$1,287 MM	59	$7,075 MM
Kelly Rush	8	$9,209 MM	5	$1,221 MM	60	$7,106 MM
Simon Hedger	3	$4,113 MM	4	$1,179 MM	24	$4,169 MM
Scott Carson	5	$1,715 MM	2	$106 MM	10	$1,352 MM
Marc Peterson	5	$1,715 MM	2	$106 MM	15	$3,159 MM
Fee-Based Accounts* (The number of accounts and the total assets in the accounts managed by each portfolio manager with respect to which the advisory fee is based on the performance of the account.)
Anthony Kenkel	0	$0	0	$0	2	$279 MM
Kelly Rush	0	$0	0	$0	2	$279 MM
Simon Hedger	0	$0	0	$0	2	$279 MM
Scott Carson	0	$0	0	$0	1	$28 MM
Marc Peterson	0	$0	0	$0	1	$28 MM

* These accounts, which are included in the preceding section above, are subject to a performance-based advisory fee.

Conflicts of Interest

Principal provides investment advisory services to numerous clients other than the Portfolio. The investment objectives and policies of these accounts may differ from those of the Portfolio. Based on these differing circumstances, potential conflicts of interest may arise because Principal may be required to pursue different investment strategies on behalf of the Portfolio and other client accounts. For example, Principal may be required to consider an individual client’s existing positions, personal tax situation, suitability, personal biases and investment time horizon, which considerations would not affect his investment decisions on behalf of the Portfolio. This means that research on securities to determine the merits of including them in the Portfolio’s portfolio are similar, but not identical, to those employed in building private client portfolios. As a result, there may be instances in which Principal purchases or sells an investment for one or more private accounts and not for the Portfolio, or vice versa. To the extent the Portfolio and other clients seek to acquire the same security at about the same time, the Portfolio may not be able to acquire as large a position in such security as it desires or it may have to pay a higher price for the security. Similarly, the Portfolio may not be able to obtain as large an execution of an order to sell or as high a price for any particular security if the Portfolio Managers desire to sell the same portfolio security at the same time on behalf of other clients. On the other hand, if the same securities are bought or sold at the same time by more than one client, the resulting participation in volume transactions could produce better executions for the Portfolio.

Compensation:

PrinREI offers investment professionals a competitive compensation structure that is evaluated annually relative to other global asset management firms to ensure its continued competitiveness and alignment with industry best practices. The objective of the structure is to align individual and team contributions with client performance objectives in a manner that is consistent with industry standards and business results. To ensure we are aligned with the external market and are competitive in comparison to other leading global asset management firms with which we compete for talent, compensation programming and positioning are reviewed on an annual basis. To accomplish this, internal compensation professionals partner closely with a leading third-party asset management compensation consulting firm to assist in the evaluation and design of our programming and to obtain and understand the underlying market data used to benchmark our team’s roles.

Compensation for all team members is comprised of fixed pay (base salary) and variable incentive, inclusive of both short-term and long-term payment vehicles. As team members advance in their careers, consistent with industry practice, the variable component represents an increased proportion of total compensation. Variable compensation takes the form of a profit share plan with funding based on operating earnings generated by the team. The team is one of several internal boutiques within Principal Global Investors with its own profit and loss statement. Our profit share plan approach recognizes investment professionals have an impact on both investment performance and boutique profitability.  Thus, the plan is designed to provide line-of-sight to these professionals, enabling them to share in current and future business growth while reinforcing delivery of investment performance, collaboration, regulatory compliance, client retention and client satisfaction. Payments under the profit share plan may be in the form of cash or a combination of cash and deferred compensation. Deferred compensation is delivered in the form of Principal Financial Group restricted stock units and co-investment into strategies the team is responsible for; thus, aligning the interests of team members with both PFG stakeholders and our client objectives. Both payment vehicles are subject to a three-year vesting schedule, thus meeting our objective of increased employee retention. The amount delivered in the form of deferred compensation depends on the size of an individual’s award as it relates to a deferral scale.

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Salary increases and incentive award allocations are based on investment performance and discretionary factors including individual performance, market compensation levels, retentive needs, contribution to profitability, and collaborative effort. The incentive component is closely aligned with client investment goals and objectives, with the largest determinant being investment performance relative to appropriate client benchmarks and peer groups over one and three-year time periods.

Promotions are based on need for a higher level role and individual readiness. Readiness for a promotion involves an evaluation of the individual’s demonstrated competencies, proficiencies and behavior.

Ownership of Securities:

The portfolio managers at PrinREI do not own any of the Fund’s shares.

REPURCHASES AND TRANSFERS OF SHARES

Involuntary Repurchases

The Fund may, at any time, repurchase at NAV of a shareholder’s Shares or Shares of any person acquiring Shares from or through a shareholder if:

•        such Shares have been transferred in violation of the Fund’s Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”), or such Shares have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a shareholder;

•        ownership of Shares by a shareholder or other person will cause the Fund to be in violation of, or require registration of any Shares under, or subject the Fund to additional registration or regulation under, the securities, commodities or other laws of the United States or any other relevant jurisdiction;

•        continued ownership of such Shares may be harmful or injurious to the business or reputation of the Fund, or may subject the Fund or any shareholders to an undue risk of adverse tax or other fiscal consequences;

• such shareholder owns Shares having an aggregate NAV less than an amount determined from time to time by the Board;
• any of the representations and warranties made by a shareholder in connection with the acquisition of Shares thereof was not true when made or has ceased to be true; or
• it would be in the best interests of the Fund, as determined by the Board, for the Fund to repurchase such Shares.

Transfers of Shares

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No person may become a substituted shareholder without the written consent of the Board, which consent may be withheld for any reason in the Board’s sole and absolute discretion.  Shares may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a shareholder or (ii) with the written consent of the Board, which may be withheld in its sole and absolute discretion.  The Board may, in its discretion, delegate to the Adviser its authority to consent to transfers of Shares.

Each shareholder and transferee is required to pay all expenses, including attorneys’ and accountants’ fees, incurred by the Fund in connection with such transfer.

CODE OF ETHICS

The Fund and the Adviser have each adopted a Joint Code of Ethics, and each Investment Manager acting as a sub-adviser has adopted a code of ethics, pursuant to Rule 17j-1 under the Investment Company Act, that permits its personnel, subject to the codes, to invest in securities, including securities that may be purchased or held by the Fund.  Foreside Funds Distributors LLC, acting as Distributor, is exempt from Rule 17j-1.  These codes of ethics are available on the Electronic Data-Gathering, Analysis, and Retrieval system (“EDGAR”) on the U.S. Securities and Exchange Commission’s (the “SEC”) website at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address:  publicinfo@sec.gov, or by writing the SEC’s Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549-0102.

PROXY VOTING POLICIES AND PROCEDURES

The Fund is a fund of funds that invests primarily in Investment Funds which have investors other than the Fund.  The Fund may invest substantially all of its assets in non-voting securities of Investment Funds.

The Fund has delegated voting of proxies in respect of portfolio holdings to the Adviser, to vote the Fund’s proxies in accordance with the Adviser’s proxy voting guidelines and procedures.  For assets sub-advised by Investment Managers, the Adviser has delegated its authority to vote proxies to those Investment Managers.  Investment Funds typically do not submit matters to investors for vote; however, if an Investment Fund submits a matter to the Fund for vote (and the Fund holds voting interests in the Investment Fund), the Adviser will vote on the matter in a way that it believes is in the best interest of the Fund and in accordance with the following proxy voting guidelines (the “Voting Guidelines”):

• In voting proxies, the Adviser is guided by general fiduciary principles. The Adviser’s goal is to act prudently, solely in the best interest of the Fund.

•        The Adviser attempts to consider all factors of its vote that could affect the value of the investment and will vote proxies in the manner that it believes will be consistent with efforts to maximize shareholder values.

• The Adviser, absent a particular reason to the contrary, generally will vote with management’s recommendations on routine matters. Other matters will be voted on a case-by-case basis.

The Adviser applies its Voting Guidelines in a manner designed to identify and address material conflicts that may arise between the Adviser’s interests and those of its clients before voting proxies on behalf of such clients.  The Adviser relies on the following to seek to identify conflicts of interest with respect to proxy voting and assess their materiality:

•        The Adviser’s employees are under an obligation (i) to be aware of the potential for conflicts of interest on the part of the Adviser with respect to voting proxies on behalf of client accounts both as a result of an employee’s personal relationships and due to special circumstances that may arise during the conduct of the Adviser’s business, and (ii) to bring conflicts of interest of which they become aware to the attention of certain designated persons.

•        Such designated persons work with appropriate personnel of the Adviser to determine whether an identified conflict of interest is material.  A conflict of interest will be considered material to the extent that it is determined that such conflict has the potential to influence the Adviser’s decision-making in voting the proxy.  All materiality determinations will be based on an assessment of the particular facts and circumstances.  The Adviser shall maintain a written record of all materiality determinations.

• If it is determined that a conflict of interest is not material, the Adviser may vote proxies notwithstanding the existence of the conflict.

•        If it is determined that a conflict of interest is material, the Adviser’s legal counsel works with appropriate personnel of the Adviser to agree upon a method to resolve such conflict of interest before voting proxies affected by the conflict of interest.  Such methods may include:

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o disclosing the conflict to the Board and obtaining the consent of the Board before voting;

o engaging another party on behalf of the Fund to vote the proxy on its behalf;
o engaging a third party to recommend a vote with respect to the proxy based on application of the policies set forth herein; or
o such other method as is deemed appropriate under the circumstances given the nature of the conflict.

The Adviser shall maintain a written record of the method used to resolve a material conflict of interest.  Information regarding how the Adviser voted the Fund’s proxies related to the Fund’s portfolio holdings during the most recent 12-month period ended June 30th is available without charge, upon request, by calling (877) 200-1878, and is available on the SEC’s website at http://www.sec.gov.

CONFLICTS OF INTEREST

The Adviser Investment Managers and Their Respective Affiliates

In addition to the Fund, the Adviser provides investment advisory services to the Versus Capital Real Assets Fund, LLC a continuously offered registered closed end management investment company that has elected to be treated as an interval fund, as well as four charitable pooled income funds, as defined under section 642(c)(5) of the Code. Given the significant differences in the investment objectives of the other accounts managed by the Adviser, it is not anticipated that holdings will overlap.  As a result, the Adviser does not believe that it has any conflicts of interest in allocating investment opportunities to the Fund.

The Investment Managers acting as sub-advisers and their respective affiliates are participants in equity, fixed-income and other markets.   As such the Investment Managers acting as sub-advisers and respective their affiliates are actively engaged in transactions and in rendering discretionary or non-discretionary investment advice on behalf of other investment funds and accounts at the same time as it is advising the Fund, which may or may not involve the same Investment Managers and Investment Funds in which the Fund will invest.  Additionally, while the Adviser intends to employ a consistent investment program, certain portfolio strategies, particularly other multi-manager portfolio strategies, of the Investment Managers acting as sub-advisers, and/or their respective affiliates used for other investment funds or accounts could conflict with the strategies employed by the Investment Managers acting as sub-advisers in managing the Fund and affect access to other Investment Managers and their Investment Funds, particularly where an Investment Manager has limited the amount of assets or number of accounts it will manage.  As a result, affiliates of the Investment Managers may compete with the Fund and the Investment Funds for appropriate investment opportunities.

The Adviser, the Investment Managers acting as sub-advisers, and/or their respective affiliates manage the assets of and/or provide advice to registered investment companies, private investment funds and individual accounts (collectively, “Adviser Clients”), as well as to the Fund.  The Fund has no interest in the activities of the other Adviser Clients.  In addition, the Adviser, Investment Managers acting as sub-advisers, and/or their respective affiliates, and any of their respective officers, directors, partners, members or employees, may invest for their own accounts in various investment opportunities, including in investment funds, private investment companies or other investment vehicles in which the Fund will have no interest.  However, there are no affiliations or arrangements between the Adviser Clients, the Investment Funds and the Investment Managers.

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The Adviser, the Investment Managers acting as sub-advisers, and/or their respective affiliates may give advice or take action with respect to any of their other clients which may differ from the advice given or the timing or nature of any action taken with respect to investments in the Fund.  It is the policy of the Adviser, to the extent possible, to allocate investment opportunities to the Fund over a period of time on a fair and equitable basis relative to other funds and accounts under its management.  The Adviser’s investment decisions for the Fund are made independently from those of Adviser Clients.  The Adviser has no obligation to invest on behalf of the Fund in any Investment Fund that the Adviser invests with on behalf of the account of other clients if, in its opinion, such investment appears to be unsuitable, impractical or undesirable for the Fund.  The Adviser may use certain institutional asset managers of Investment Funds and certain Investment Managers described herein for certain of its other funds and accounts and the Adviser will have discretion in determining the Fund’s level of participation with such managers.  In some cases, investments for Adviser Clients may be on terms different than, and sometimes more favorable than, an investment made on behalf of the Fund.  This process may adversely affect the amount the Fund will be able to invest in an Investment Fund.  In other cases, the Fund may invest in a manner opposite to that of Adviser Clients – i.e. the Fund buying an investment when Adviser Clients are selling, and vice-versa.

The Adviser, the Investment Managers acting as sub-advisers, and/or their respective affiliates may determine that an investment opportunity in a particular investment vehicle is appropriate for a particular Adviser Client or for their selves or their officers, directors, partners, members or employees, but not for the Fund.  In addition, provisions of the Investment Company Act or the rules and regulations of the SEC thereunder may limit or prohibit the Fund from investing in an investment opportunity in which Adviser Clients or the Adviser or its affiliates or any of their respective officers, directors, partners, members or employees are also invested.  Situations may arise in which the Adviser, the Investment Managers acting as sub-advisers, and/or their respective affiliates or Adviser Clients have made investments which would have been suitable for investment by the Fund but, for various reasons, were not pursued by, or available to, the Fund.  The investment activities of the Adviser, investment managers of Investment Funds, the Investment Managers acting as sub-advisers, and/or their respective affiliates and any of their respective officers, directors, partners, members or employees may disadvantage the Fund in certain situations, if, among other reasons, the investment activities limit the Fund’s ability to invest.

Investment decisions for the Fund are made independently from those of Adviser Clients.  If the Fund desires to invest in the same Investment Fund as an Adviser Client, the available investment will be allocated equitably.  Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Adviser Clients, in all investments.  At times, the Adviser may determine that Adviser Clients and the Fund should take differing positions with respect to a particular investment.  In these cases, the Adviser, the Investment Managers acting as sub-advisers, and/or their respective affiliates may place separate transactions for one or more Adviser Clients which may affect the market price of the investment vehicle, the execution of the transaction or the amount the Fund will be able to invest in the Investment Fund, to the detriment or benefit of one or more Adviser Clients.  Placing transactions on behalf of Adviser Clients that are directly or indirectly contrary to investment decisions made for the Fund can have the potential to adversely impact the Fund, depending on market conditions.

The Adviser Investment Managers acting as sub-advisers, and/or their respective affiliates may have investments or other business relationships with the investment managers of Investment Funds, the Investment Funds or the Investment Managers, including acting as broker, prime broker, lender, counterparty, shareholder or financial adviser to an Investment Manager or an Investment Fund, which could be more valuable than the Adviser’s relationship to the Fund.  In addition, to the extent consistent with applicable law, affiliates of the Adviser, acting as placement agent, may sell interests in the Investment Funds to the Fund.  Accordingly, the Adviser Investment Managers acting as sub-advisers, and/or their respective affiliates will face a conflict in evaluating such investment managers.  Moreover, as a result of certain relationships, the Adviser and their respective affiliates may take actions with respect to an Investment Fund, such as making a margin call, that adversely affect such Investment Fund and, therefore, the Fund.

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The officers or employees of the Adviser, Investment Managers acting as sub-advisers, and/or their respective affiliates will be engaged in substantial activities other than on behalf of the Fund and may have conflicts of interest in allocating their time and activity among the Fund and Adviser Clients.  The Adviser,  Investment Managers acting as sub-advisers, and/or their respective affiliates, and their officers and employees, will devote so much of their time to the affairs of the Fund as in their judgment is necessary and appropriate.

The proprietary activities or portfolio strategies of the Adviser and its affiliates, and the activities or strategies used for accounts managed by the Adviser, Investment Managers acting as sub-advisers, and/or their respective affiliates for themselves or other Adviser Clients, could conflict with the transactions and strategies employed by an investment manager of an Investment Fund or an Investment Manager and affect the prices and availability of the securities and instruments in which the Investment Manager invests.  Issuers of securities held by the Fund, an Investment Manager and an Investment Fund may have publicly or privately traded securities in which the Adviser, Investment Managers acting as sub-advisers, and/or their respective affiliates are investors or make a market.  The trading activities of Adviser, the Investment Managers and their respective affiliates generally are carried out without reference to positions held directly or indirectly by the Fund or the Investment Funds and may have an effect on the value of the positions so held, or may result in Adviser and its affiliates having interests or positions adverse to that of the Fund or the Investment Funds.  Conflicts of interest may arise from the fact that the Investment Managers and their affiliates generally will be carrying on substantial investment activities for other clients, including other investment funds, in which the Fund will have no interest.  The Investment Managers may have financial incentives to favor certain of such accounts over the Fund.  Any of their proprietary accounts and other customer accounts may compete with the Fund for specific trades, or may hold positions opposite to positions maintained on behalf of the Fund.  The Investment Managers may give advice and recommend securities to, or buy or sell securities for the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, other accounts and customers even though their investment objectives may be the same as, or similar to, those of the Fund.  The investment managers to the Investment Funds may have conflicts of interest with respect to the Investment Funds that are similar to the conflicts of interest that the Investment Managers have with the Fund, which indirectly impacts the Fund.

Foreside Funds Distributors LLC (the “Distributor”) serves as the Fund’s “statutory underwriter,” within the meaning of the Securities Act, and facilitates the distribution of the Shares.  The Distributor may engage, at the behest of the Fund, one or more financial intermediaries to facilitate the distribution and administration of the Shares by entering into agreements with other financial intermediaries, including third party securities dealers.  The Fund, the Adviser and the Distributor may engage certain brokers or dealers to sell Shares as part of the selling group (each such broker or dealer, a “Selling Agent,” and collectively “Selling Agents”).  The Fund intends to compensate the Distributor or its designee or their respective affiliates’ financial advisors, as well as financial intermediaries, including third party securities dealers, for their ongoing servicing of clients with whom they have placed Shares of the Fund.   Such compensation will be based upon a formula that takes into account the amount of client assets being serviced.   See “Plan of Distribution” in the Prospectus.  Such payments may also be paid to Financial intermediaries (including Selling Agents) that provide services to the Fund or its shareholders, including, but not limited to, shareholder servicing, sub-administration or sub-transfer agency services.

Any Selling Agents or their respective affiliates may provide brokerage, placement, investment banking and other financial or advisory services from time to time to one or more accounts or entities managed by the institutional asset managers or their affiliates, including the Investment Funds, and receive compensation for providing these services.  These relationships could preclude the Fund from engaging in certain transactions and could constrain the Fund’s investment flexibility.  (All Investment Funds and other accounts managed by the institutional asset managers or their affiliates, excluding the Fund, are referred to collectively as the “Institutional Asset Manager Accounts”).

The Adviser the Investment Managers acting as sub-advisers, and/or their respective affiliates or Adviser Clients may have an interest in an account or investment vehicle managed by, or enter into relationships with, an Investment Manager or its affiliates on terms different, and potentially more favorable, than an interest in the Fund.  In addition, the Investment Managers may receive research products and services in connection with the brokerage services that the Adviser,  the Investment Managers acting as sub-advisers, and/or their respective affiliates may provide from time to time to one or more Institutional Asset Manager Accounts or to the Fund.

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Institutional Asset Manager Conflicts

Conflicts of interest may arise from the fact that the institutional asset managers and their affiliates generally will be carrying on substantial investment activities for Institutional Asset Manager Accounts, in which the Fund will have no interest. The institutional asset managers may have financial incentives to favor certain of such Institutional Asset Manager Accounts over the Fund. Any of these Institutional Asset Manager Accounts may compete with the Fund for specific trades or may hold positions opposite to positions maintained on behalf of the Fund. The institutional asset managers may give advice and recommend securities to, or buy or sell securities for, the Fund, which advice or securities may differ from advice given to, or securities recommended or bought or sold for, Institutional Asset Manager Accounts even though their investment objectives may be the same as, or similar to, those of the Fund. For additional information regarding conflicts of institutional asset managers, see “Conflicts of Interest” in the Prospectus.

Each institutional asset manager will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund and accounts under management at a particular time. Because these considerations may differ, the investment activities of the Fund, on the one hand, and other managed accounts, on the other hand, may differ considerably from time to time. In addition, the fees and expenses of the Fund may differ from those of the other managed accounts. Accordingly, prospective investors in the Fund should note that the future performance of the Fund and its institutional asset managers’ other accounts will vary.

The institutional asset managers may trade for accounts other than the Fund and may have an incentive to favor certain of those accounts over the Fund as they may have proprietary investments in those accounts or receive greater compensation for managing them than they do for managing the Fund’s trading.

TAX ASPECTS

The following is a summary of certain U.S. federal income tax considerations relevant to the acquisition, holding and disposition of Shares.  This discussion offers only a brief outline of the federal income tax consequences of investing in the Fund and is based upon present provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, which change may be retroactive.  The discussion is limited to persons who hold their Shares as capital assets for federal income tax purposes.  This summary does not address all of the federal income tax consequences that may be relevant to a particular shareholder or to shareholders who may be subject to special treatment under federal income tax laws.  No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter relating to the Shares.  No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects described below.  The discussion set forth herein does not constitute tax advice.  Shareholders must consult their own tax advisers as to the federal income tax consequences of the acquisition, holding and disposition of Shares of the Fund, as well as the effects of state, local and non-U.S. tax laws.

The Fund has elected to be treated as a regulated investment company (“RIC”) under the Code.

To qualify as a RIC, the Fund must, among other things: (a) derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stocks, securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stocks, securities or currencies, and (ii) net income from interests in “qualified publicly-traded partnerships” (as defined in the Code) (all such income items, “qualifying income”); and (b) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. Government securities, the securities of other RICs and other securities, with such other securities of any one issuer limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. Government securities or the securities of other RICs) of a single issuer, two or more issuers that the Fund controls and that are engaged in the same, similar or related trades or businesses or one or more “qualified publicly-traded partnerships” (as defined in the Code).

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For the purpose of determining whether the Fund satisfies the 90% qualifying income requirement, the character of the Fund’s distributive share of items of income, gain and loss derived through Investment Funds that are properly treated as partnerships for U.S. federal income tax purposes (other than certain publicly-traded partnerships) generally will be determined as if the Fund realized such items directly in the same manner as realized by such Investment Funds.  Similarly, for the purpose of the asset diversification requirement in order to qualify as a RIC, the Fund will “look through” to the assets held by such Investment Funds.

If before the end of any quarter of its taxable year, the Fund believes that it may fail the asset diversification requirement necessary to qualify as a RIC, the Fund may seek to take certain actions to avert such a failure.  However, the action frequently taken by RICs to avert such a failure, the disposition of non-diversified assets, may be difficult for the Fund to pursue because the Fund may redeem its interest in an Investment Fund only at certain times specified by the governing documents of each respective Investment Fund.  While relevant tax provisions afford the Fund a 30-day period after the end of the relevant quarter in which to cure a diversification failure by disposing of non-diversified assets, the constraints on the Fund’s ability to effect a redemption from an Investment Fund referred to above may limit utilization of this cure period.  If the Fund fails the 90% qualifying income test for a taxable year, the Fund may cure such failure, provided it acted with reasonable cause by timely notifying the IRS and paying a tax.

As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses, but determined without regard to the deduction for dividends paid) and net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, that it distributes to shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and any net tax-exempt income for such taxable year.  The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income, net tax-exempt income, and net capital gains.  Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement, described below, are subject to a nondeductible 4% excise tax.  To prevent imposition of the excise tax, the Fund generally must distribute during each calendar year an amount at least equal to the sum of (1) 98% of its ordinary income (not taking into account any capital gains or losses), generally determined on a calendar year basis, (2) 98% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses), generally determined for the one-year period ending on October 31 of the calendar year (or for the Fund’s taxable year, if the Fund so elects).  In addition, the minimum amounts that must be distributed in any year to avoid the excise tax will be increased or decreased to reflect any under-distribution or over-distribution, as the case may be, from the previous year.  To prevent the application of the excise tax, the Fund intends to make its distributions in accordance with the calendar year distribution requirement.

If the Fund does not qualify as a RIC, it will be treated for tax purposes as an ordinary corporation.  In that case, all of its taxable income would be subject to U.S. federal income tax at regular corporate rates without any deduction for distributions to shareholders.  In addition, all distributions (including distributions of net capital gain) would be taxed to their recipients as dividend income to the extent of the Fund’s current and accumulated earnings and profits.

The Fund will ordinarily declare and pay dividends from its net investment income and distribute net realized capital gains, if any, once a year.  The Fund, however, may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Investment Company Act.

 Dividends from net investment income and net short-term capital gain generally will be taxable as ordinary income (which generally cannot be offset with capital losses from other sources).  Due to the nature of the Fund’s investments, dividends paid by the Fund generally will not be eligible for the dividends received deduction ordinarily available to corporate shareholders of U.S. corporations.  Similarly, dividends paid by the Fund generally will not be eligible for treatment as “qualified dividend income,” which is subject to preferential tax at rates in the hands of the shareholders that are individuals.  Distributions of net capital gain (which is the excess of net long-term capital gain over net short-term capital loss) that are properly designated by the Fund as “capital gain dividends” will be taxable as long-term capital gain, regardless of how long Shares have been held by the shareholder.  The tax treatment of dividends and capital gain distributions will be the same whether you take them in cash or reinvest them to buy additional Shares.  Distributions by the Fund in excess of the Fund’s current and accumulated earnings and profits will be treated as a tax-free return of capital to the extent of (and in reduction of) the tax basis in your Shares and any such amount in excess of your tax basis will be treated as gain from the sale of Shares, as discussed below.

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The tax treatment of dividends and capital gain distributions will be the same whether you take them in cash or reinvest them to buy additional Shares.

The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained.  In such case, it may designate the retained amount as undistributed capital gains in a notice to its shareholders who will be treated as if each shareholder received a distribution of his or her pro rata share of such gain, with the result that each shareholder will (i) be required to report his or her pro rata share of such gain on his or her tax return as long-term capital gain, (ii) receive a refundable tax credit for his or her pro rata share of tax paid by the Fund on the gain, and (iii) increase the tax basis for his or her Shares by an amount equal to the deemed distribution less the tax credit.

As discussed in the Prospectus, a loss realized upon the sale or repurchase of Shares that have been held for six months or less will be treated as long-term capital loss to the extent it offsets any long-term capital gain distributions received or deemed received in respect of those Shares.  See “Taxes – Income from Repurchases and Transfer of Shares” in the Prospectus.

The Code imposes a 3.8% tax on the net investment income of certain individuals and on the undistributed net investment income of certain estates and trusts.  For these purposes, “net investment income” will generally include, among other things, dividends (including dividends paid with respect to the Fund’s Shares to the extent paid out of the Fund’s current or accumulated earnings and profits as determined under U.S. federal income tax principles) and net gain attributable to the disposition of property not held in a trade or business (which could include net gain from the sale, exchange or other taxable disposition of Shares), but will be reduced by any deductions properly allocable to such income or net gain.  Shareholders are advised to consult their own tax advisors regarding the additional taxation of net investment income.

There is a possibility that the Fund may from time to time be considered under the Code to be a nonpublicly offered regulated investment company.  Under Temporary regulations, certain expenses of nonpublicly offered regulated investment companies, including an investment management fee (as described in the Prospectus as the “Investment Management Fee”), may not be deductible by certain shareholders, generally including individuals and entities that compute their taxable income in the same manner as individuals (thus, for example, a qualified pension plan would not be subject to this rule).  Such a shareholder’s pro rata portion of the affected expenses will be treated as an additional dividend to the shareholder and will be deductible by the shareholder, subject to the 2% “floor” on miscellaneous itemized deductions and other limitations on itemized deductions set forth in the Code.  A “nonpublicly offered regulated investment company” is a RIC whose shares are neither (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market, nor (iii) held by at least 500 persons at all times during the taxable year.

The Fund intends to invest in Investment Funds that, as indicated previously, may be classified as partnerships for U.S. federal income tax purposes.  An entity that is properly classified as a partnership (and not an association or publicly-traded partnership taxable as a corporation) is not itself subject to federal income tax.  Instead, each partner of the partnership is required to take into account its distributive share of the partnership’s net capital gain or loss, net short-term capital gain or loss, and its other items of ordinary income or loss (including all items of income, gain, loss and deduction allocable to that partnership from investments in other partnerships) for each taxable year of the partnership ending with or within the partner’s taxable year.  Each such item will have the same character to a partner, and will generally have the same source (either United States or foreign), as though the partner realized the item directly.  Partners of a partnership must report these items regardless of the extent to which, or whether, the partnership or the partners receive cash distributions for such taxable year.  Accordingly, the Fund may be required to recognize items of taxable income and gain prior to the time that any corresponding cash distributions are made to or by certain Investment Funds (including in circumstances where investments by the Investment Funds, such as investments in debt instruments with “original issue discount,” generate income prior to a corresponding receipt of cash).  In such case, the Fund may have to dispose of assets, including interests in Investment Funds that it might otherwise have continued to hold in order to generate cash to satisfy the RIC distribution requirements.  Similarly, the Fund may have to dispose of interests in Investment Funds that it would otherwise have continued to hold, or devise other methods of cure, to the extent certain Investment Funds earn income of a type that is not consistent with the RIC 90% qualified income requirement or holds assets that could cause the Fund not to satisfy the RIC asset diversification requirements.

25

UNLESS OTHERWISE INDICATED, REFERENCES IN THIS DISCUSSION TO THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE THE DIRECT INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE FUND, AND THOSE INDIRECTLY ATTRIBUTABLE TO THE FUND AS A RESULT OF ITS EQUITY INVESTMENT IN AN INVESTMENT FUND THAT IS PROPERLY CLASSIFIED AS A PARTNERSHIP (AND NOT AN ASSOCIATION OR PUBLICLY-TRADED PARTNERSHIP TAXABLE AS A CORPORATION).

Ordinarily, gains and losses realized from portfolio transactions will be treated as capital gains and losses.  However, a portion of the gain or loss realized from the disposition of foreign currencies (including foreign currency denominated bank deposits) and non-U.S. dollar denominated securities (including debt instruments and certain futures or forward contracts and options) may be treated as ordinary income or loss.  Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Fund accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time such receivables are collected or the time that the liabilities are paid may be treated as ordinary income or loss.  In addition, all or a portion of any gains realized from the sale or other disposition of certain market discount bonds will be treated as ordinary income.  Finally, all or a portion of the gain realized from engaging in “conversion transactions” (generally including certain transactions designed to convert ordinary income into capital gain) may be treated as ordinary income.

The Fund intends to purchase shares in non-U.S. Investment Funds, which may be treated as passive foreign investment companies (“PFICs”).  The Fund may be subject to U.S. federal income tax, at ordinary income rates, on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by the Fund to its shareholders.  Additional charges in the nature of interest may be imposed on the Fund in respect of deferred taxes arising from such distributions or gains.  If the Fund were to invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), then the Fund would be required, in lieu of the foregoing requirements, to include in income each year a portion of the QEF’s ordinary earnings and net capital gain (at ordinary income and capital gains rates, respectively), even if not distributed to the Fund.  If the QEF incurs losses for a taxable year, these losses will not pass through to the Fund and, accordingly, cannot offset other income and/or gains of the Fund.  The Fund may not be able to make the QEF election with respect to many PFICs because of certain requirements that the PFICs would have to satisfy.  Alternatively, the Fund, in certain cases, could elect to mark-to-market at the end of each taxable year its shares in a PFIC.  In this case, the Fund would recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value, to the extent it did not exceed prior increases in income.  Under either election, the Fund might be required to recognize income in excess of its distributions from PFICs and its proceeds from dispositions of PFIC stock during the applicable year and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above).  Dividends paid by PFICs will not be treated as “qualified dividend income.”

The Fund’s investment in non-U.S. stocks or securities may be subject to withholding and other taxes imposed by countries outside the United States.  In that case, the Fund’s yield on those stocks or securities would be decreased.  Tax conventions between certain countries and the United States may reduce or eliminate such taxes.  If more than 50% of the Fund’s assets at year-end consists of the stock or securities of foreign corporations, the Fund may elect to permit its shareholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid by the Fund to foreign countries in respect of foreign stock or securities the Fund has held for at least the minimum period specified in the Code.  In such a case, shareholders of the Fund will include in gross income from foreign sources their pro rata shares of such taxes.  The Fund does not expect to meet the requirements to make the election described above in respect of the treatment of foreign taxes.

The Fund may be required to apply a U.S. “backup withholding” tax to taxable dividends and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers (“TINs”) or who otherwise fail to make required certifications, or if the Fund or a shareholder has been notified by the IRS that such shareholder is subject to backup withholding.  Certain shareholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from backup withholding, but may be required to demonstrate their exempt status.  Backup withholding is not an additional tax.  Any amounts withheld will be allowed as a refund or a credit against the shareholder’s federal income tax liability if the appropriate information is provided to the IRS.  Failure to furnish a certified TIN to the Fund could subject you to a $50 penalty imposed by the IRS.

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Tax-Exempt Shareholders

A tax-exempt shareholder could realize Unrelated Business Taxable Income (“UBTI”) by virtue of its investment in Shares of the Fund if those Shares constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Section 514(b) of the Code.  A tax-exempt shareholder may also recognize UBTI if the Fund were to recognize “excess inclusion income” derived from direct or indirect investments in residual interests in real estate mortgage investment conduits or taxable mortgage pools.  If a charitable remainder annuity trust or a charitable remainder unitrust (each as defined in Section 664 of the Code) has UBTI for a taxable year, a 100% excise tax on the UBTI is imposed on the trust.

Foreign Shareholders

U.S. taxation of a shareholder who, as to the United States, is a nonresident alien individual, a foreign trust or estate, or a foreign corporation (“foreign shareholder”) as defined in the Code, depends on whether the income of the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.

Income Not Effectively Connected.  If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will generally be subject to a U.S. tax of 30% (or lower treaty rate, except in the case of any “excess inclusion income” allocated to the shareholders), which tax is generally withheld from such distributions.  Capital gain dividends and any amounts retained by the Fund which are designated as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate) unless the foreign shareholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.  However, this 30% tax on capital gains of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% tax.  In the case of a foreign shareholder, the Fund may be required to withhold U.S. income tax on distributions of net capital gain unless the foreign shareholder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption (generally by providing a U.S. Tax Form W-8BEN or W-8BEN-E).

If the Fund is a “U.S. real property holding corporation,” or would be but for the operation of certain exclusions, distributions by the Fund that are both attributable to gains from “U.S. real property interests” and realized on account of certain capital gain dividends from REITs, will generally cause the foreign shareholder to be treated as recognizing such gain as income effectively connected to a trade or business within the United States (subject to the rules described below for effectively connected income).  Generally, the Fund is required to withhold at a 35% rate on a distribution to a foreign shareholder attributable to such gains, and such a distribution may subject a foreign shareholder to a U.S. tax filing obligation and may create a branch profits tax liability for foreign corporate shareholders.  Under a de minimis exception to the rule described above, if a foreign shareholder has not held more than 5% of the Fund’s Shares at any time during the one-year period ending on the date of the distribution, the foreign shareholder is not treated as receiving a distribution attributable to gains from U.S. real property interests derived through REITs, but is, instead, treated as receiving an ordinary distribution subject to U.S. tax at the rate of 30% (or lower treaty rate).

Any gain that a foreign shareholder realizes upon the sale or exchange of Shares will ordinarily be exempt from U.S. tax unless (i) in the case of a shareholder that is a nonresident alien individual, the gain is U.S. source income and such shareholder is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements, or (ii) at any time during the shorter of the period during which the foreign shareholder held such Shares and the five-year period ending on the date of the disposition of those Shares, the Fund was a U.S. real property holding corporation and the foreign shareholder actually or constructively held more than 5% of the Fund’s Shares.  In the latter event the gain would be subject to withholding tax and otherwise taxed in the same manner as for a U.S. shareholder, as discussed herein and in the Prospectus.  A corporation is a “U.S. real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the fair market value of such interests plus its interests in real property located outside the United States plus any other assets used or held for use in a business.  In the case of the Fund, U.S. real property interests include interests in stock in U.S. real property holding corporations (other than stock of a REIT controlled by U.S. persons and holdings of 5% or less in the stock of publicly-traded U.S. real property holding corporations) and certain participating debt securities.

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Foreign shareholders that engage in certain “wash sale” and/or substitute dividend payment transactions the effect of which is to avoid the receipt of distributions from the Fund that would be treated as gain effectively connected with a United States trade or business may be treated as having received such distributions.  All shareholders of the Fund should consult their tax advisors regarding the application of the foregoing rule.

Income Effectively Connected.  If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, any amounts retained by the Fund which are designated as undistributed capital gains, and any gains realized upon the sale or exchange of shares of the Fund will be subject to U.S. income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations.  Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein.

Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Foreign Account Tax Compliance Act

               Sections 1471 through 1474 of the Code (“FATCA”) establish an information reporting regime applicable to “foreign financial institutions,” which may encompass certain foreign shareholders in the Fund.  For purposes of FATCA, foreign financial institutions include non-U.S. entities that (i) accept deposits in the ordinary course of a banking or similar business, (ii) hold financial assets for the accounts of others as a substantial portion of their business, or (iii) are engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interests (including futures, forwards, or options) therein.  Pursuant to FATCA, a foreign financial institution, in order to avoid becoming subject to a 30% U.S. withholding tax on certain payments received by it, will be required to enter into an agreement with the IRS obliging the foreign financial institution to comply with certain procedures specified in the legislation or in guidance to be issued by the IRS, including an obligation to obtain and provide annually to the IRS certain information regarding the holders of its “United States accounts,” i.e., accounts held by persons that are specified U.S. persons or that are foreign entities whose owners include specified U.S. persons.  Foreign financial institutions that do not comply with and are not exempted from the foregoing  requirements generally will be subject to a 30% withholding tax on (i) payments of U.S.-source interest, dividends, and other fixed or determinable annual or periodical income, (ii) proceeds of a sale or disposition of property producing U.S.-source interest or dividends occurring after December 31, 2018, and (iii) payments received from other foreign financial institutions that are allocable, under Treasury regulations to be issued, to payments described in clauses (i) and (ii) above that are received by such other foreign financial institutions and that are received on or after the later of January 1, 2019 and the date such Treasury regulations are published in final form.  An exemption from the foregoing requirements will be provided for a foreign financial institution that complies with procedures to be specified by the IRS to ensure that the foreign financial institution has no United States accounts.  Foreign shareholders that are foreign financial institutions and that fail to comply with the FATCA requirements or the terms of any available exemption therefrom will be subject to the withholding described above.

               In addition, FATCA requires that certain foreign shareholders that are “non-financial foreign entities” provide the Fund with information identifying their substantial U.S. owners or a certification that they do not have any such owners (which information the Fund will be required to provide to the IRS) in order to avoid being subject to the 30% withholding tax described above.  Prospective investors are urged to consult their own tax advisors regarding the possible implications of FATCA on an investment in the Fund.

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FATCA also imposes information reporting requirements on individuals (and, to the extent provided in future regulations, certain domestic entities) that hold any interest in a “specified foreign financial asset” if the aggregate value of all such assets held by such individual exceeds $50,000.  Significant penalties can apply upon a failure to make the required disclosure and in respect of understatements of tax attributable to undisclosed foreign financial assets.  The scope of this reporting requirement is not entirely clear and all shareholders should consult their own tax advisers as to whether reporting may be required in respect of their indirect interests in certain investments of the Fund.

Possible Legislative Changes

The tax consequences described herein may be affected (possibly with retroactive effect) by various legislative bills and proposals that have been, and in the future may be, initiated in Congress.   It is not possible to predict at this time the extent to which any bills and/or proposals before Congress will be enacted and signed into law, and, if enacted, what their final form and effective dates will be.  In addition, other bills and proposals could be enacted that would change the tax consequences described herein of an investment in the Fund.  Prospective investors should consult their own tax advisers regarding the status of proposed legislation and the effect, if any, on their investment in the Fund.

Other Taxation

Fund shareholders should consult their own tax advisers regarding the state, local and foreign tax consequences of an investment in Shares and the particular tax consequences to them of an investment in the Fund.

BROKERAGE

Each Investment Manager is directly responsible for the execution of its portfolio investment transactions and the allocation of brokerage.  Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions.  On the great majority of foreign stock exchanges, commissions are fixed.  No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.  An Investment Manager may not pay the lowest available commissions or mark-ups or mark-downs on securities transactions.

To the extent Investment Managers are engaged to manage the Fund’s assets, the following paragraphs will be relevant:

In executing transactions, each Investment Manager will seek to obtain the best execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, and in the case of transactions effected by the Investment Manager with unaffiliated brokers, the firm’s risk in positioning a block of securities.  Although each Investment Manager generally will seek reasonably competitive commission rates, an Investment Manager will not necessarily pay the lowest commission available on each transaction.  The Investment Managers will have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.

Following the principle of seeking best execution, an Investment Manager may place brokerage business on behalf of the Fund with brokers that provide the Investment Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts.  The expenses of the Investment Manager are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Manager or its affiliates in providing services to clients other than the Fund.  In addition, not all of the supplemental information is used by the Investment Manager in connection with the Fund.  Conversely, the information provided to the Investment Manager by brokers and dealers through which other clients of the Investment Manager and its affiliates effect securities transactions may be useful to the Investment Manager in providing services to the Fund.

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Each Investment Manager may execute portfolio brokerage transactions through its affiliates and affiliates of the Adviser, in each case subject to compliance with the Investment Company Act.

The table below sets forth information concerning the payment of commissions (which do not include dealer “spreads” (markups or markdowns) on principal trades) by the Fund’s sub-advisers, including the amount of such commissions paid to affiliates (if any) for the indicated fiscal years:

Total Brokerage Commissions Paid*	2019	2018	2017
Versus Sub Account with Security Capital	$107,296	$67,681	$142,591
Versus Sub Account with PrinREI	$211,861	$197,154	$142,146
Versus Sub Account with Forum Securities			$63,004

*Fiscal year ending 3/31

Brokerage Commissions Paid to Any Broker Affiliated with the Sub-Adviser*	2019	% of aggregate commission paid to affiliated broker in 2019	2018	2017
Versus Sub Account with Security Capital	$0	0%	$0	$0
Versus Sub Account with PrinREI	$0	0%	$0	$0
Versus Sub Account with Forum Securities	$0	0%	$0	$0
*Fiscal year ending 3/31

Brokerage Commissions

Security Capital Research & Management Incorporated (“Security Capital”)

Security Capital’s overall objective in effecting client transactions is to seek to obtain best execution.  Brokers utilized to execute a client trade must be on the list of approved counterparties that is prepared and maintained by the JPMorgan Asset Management Counterparty Risk Group.  Security Capital’s trading processes are designed to reduce the cost of transactions and capitalize on market opportunities. To achieve these objectives, Security Capital’s in-house trader communicates with the market makers in real estate securities, focuses on liquidity trends and identifies trading opportunities. Best execution determinations may include the following: research provided, price, brokerage commission rates, promptness of execution, ability of the broker to execute, clear and settle, confidentiality provided by broker, market coverage provided by broker including access to public offerings, financial responsibility and responsiveness, and consistent quality of service from broker.

Security Capital does not enter into soft dollar arrangements.  However, Security Capital does receive or have access to research generally made available by a broker to its trading clients.   In addition, Security Capital does consider the value-added quality of proprietary research received from brokers in allocating trades to brokers that may result in its clients paying higher rates of commissions than might be available from other broker-dealers or through the use of alternative trading systems.  During the last fiscal year, the sub-adviser, through an internal allocation procedure, directed the accounts brokerage transactions to brokers providing research services in the amount of $179.9 million in transactions and $87,902 in related commissions.

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PrinREI

PrinREI pays for some services with soft dollars however it generally limits its participation in these arrangements annually to an amount that, in its judgment, ensures best execution of client transactions. It is their policy to use all soft dollar credits generated by brokerage commissions attributable to client accounts in a manner consistent with the "safe harbor" established by Section 28(e) of the Securities Exchange Act.  During the last fiscal year, the sub-adviser, through an internal allocation procedure, directed the accounts brokerage transactions to a broker because of research services provided, in the amount of $198,530,970 in transactions and $105,968 in related commissions.

FINANCIAL STATEMENTS

The Fund’s audited financial statements and the reports thereon by Grant Thornton LLP, which appear in the Fund’s annual shareholder report for the period ended March 31, 2019 (filed with the SEC on Form N-CSR on May 31, 2019) are incorporated herein by reference.

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PART C.  OTHER INFORMATION

Item 25.  Financial Statements and Exhibits:

1.      Financial Statements

Part A:           The Financial Highlights for the Fund’s Common Shares (formerly “I-Shares”) required to be included in the Prospectus for the fiscal year ended March 31, 2019 are available in the Fund’s financial statements and report thereon audited by Grant Thornton LLP, an independent registered public accounting firm, which have been filed with the Fund’s 2019 Annual Report on Form N-CSR filed with the SEC on May 31, 2019, and are incorporated herein by reference. The Financial Highlights for the Fund’s Common Shares for the years ended March 31, 2018, 2017, 2016, 2015, and 2014 and the period from July 10, 2012 (Inception) to March 31, 2013, are available in the Fund’s financial statements and report thereon audited by Grant Thornton LLP, an independent registered public accounting firm, which have been filed with the SEC in the Fund’s Annual Reports on Form N-CSR, and are incorporated herein by reference.  The Financial Highlights for the Fund’s F-Shares required to be included in the Prospectus are available in the Fund’s financial statements and report thereon audited by Grant Thornton LLP, an independent registered public accounting firm, which have been filed with the SEC in the Fund’s Annual Reports on Form N-CSR for the years ended March 31, 2017, 2016, 2015, 2014, and 2013, and the period from December 9, 2011 (Inception) to March 31, 2012, and are incorporated herein by reference.

Part B:           The Registrant’s financial statements, accompanying notes and report of the independent registered public accounting firm thereon for the fiscal year ended March 31, 2019, which were included with the Registrant’s Annual Report on Form N-CSR filed with the Commission on May 31, 2019 (File No. 811-22534), are incorporated by reference into this Post-Effective Amendment in their entirety.  The 2019 Annual Report is also available for download free of charge at http://www.versuscapital.com/vcmix-fund-docs.

2.       Exhibits:

               Ex-99.a                Amendment to Certificate of Formation(1)

               Ex-99.b                Amended and Restated Limited Liability Company Agreement(1)

               Ex-99.e                Dividend Reinvestment Plan(1)

               Ex-99.g(1)               Investment Management Agreement(1)

               Ex-99.g(2)               Callan Sub-Advisory Agreement(2)

Ex-99.g(3)               Amendment to Callan Sub-Advisory Agreement(13)

Ex-99.g(4)           Security Capital Research & Management Incorporated Sub-Advisory Agreement(3)

Ex-99.g(5)               Amendment to Security Capital Sub-Advisory Agreement (13)

               Ex-99g(6)            Principal Real Estate Investors LLC Sub-Advisory Agreement(4)

               Ex-99.h(1)           Amended and Restated Underwriting Agreement(5)

               Ex-99.h(2)           Distribution Agreement(6)

               Ex-99.j(1)            Custody Agreement(1)

               Ex-99.j(2)            Foreign Custody Agreement(1)

               Ex-99.k(1)           Administration and Accounting Services Agreement(1)

               Ex-99.k(2)           Transfer Agency and Shareholder Services Agreement(1)

               Ex-99.k(3)           Expense Limitation and Reimbursement Agreement(2)(7)

Ex-99.k(4)           Amended & Restated Indemnity Agreement by and among the Fund and the Adviser(*)

               Ex-99.k(5)           Power of Attorney(*)

               Ex-99.l(1)            Opinion and Consent of Winston & Strawn LLP(12)

               Ex-99.l(2)            Opinion and Consent of Winston & Strawn LLP(10)

               Ex-99.l(3)            Opinion and Consent of Winston & Strawn LLP(11)

               Ex-99.n(1)           Consent of Independent Registered Public Accounting Firm(*)

               Ex-99.r(1)            Joint Code of Ethics of the Adviser and the Fund(14)

               Ex-99.r(2)            Code of Ethics of Callan(9)

               Ex-99.r(3)            Code of Ethics of Security Capital Research & Management Incorporation(9)

               Ex-99.r(6)            Code of Ethics of Principal Real Estate Investors LLC(4)

         *                      Filed herewith.

(1)                      Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.

(2)                      Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 10 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on April 6, 2015.

(3)                      Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 6 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on December 22, 2011.

(4)                      Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 12 to its Registration Statement filed as a POSEX filing (File No. 333-172947) on November 08, 2016.

(5)                      Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on December 19, 2012.

(6)                      Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed on Form N-2 (File No. 333-172947) on August 29, 2011.  Agreement was terminated effective December 3, 2012.

(7)                      This contract expired on June 30, 2015, pursuant to its terms.

(8)                      Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 209345) on January 29, 2018.

(9)                      Previously filed as an exhibit to the Registrant’s Registration Statement filed on Form N-2 (File No. 209345) on February 3, 2016.

(10)                   Previously filed as an exhibit to the Registrant’s Pre-Effective Amendment No. 3 to its Registration Statement filed as a N-2 filing (File No. 333-172947) on August 26, 2011.

(11)                   Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 11 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on March 3, 2016.

(12)                   Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 11 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on April 19, 2017.

(13)                   Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 16 to its Registration Statement filed as a 486APOS filing (File No. 333-172947) on December 17, 2018.

(14)                   Previously filed as an exhibit to the Registrant’s Post-Effective Amendment No. 17 to its Registration Statement filed as a 486BPOS filing (File No. 333-172947) on June 10, 2019.

Item 26.  Marketing Arrangements:

See the Underwriting Agreement, filed as Ex-99.h(1) to the Registrant’s Post-Effective Amendment No. 8 to its Registration Statement on December 19, 2012, and incorporated herein by reference.

Item 27.  Other Expenses of Issuance and Distribution:

Registration Fees	$231,800
Legal Fees	$120,000
Accounting Fees	$10,500

These estimated expenses relate to the current continuously offered shares of the Registrant first offered by post‑effective amendment (File Nos. 333-172947 and 811-22534), filed with the Commission on April 19, 2017.

Item 28.  Persons Controlled by or Under Common Control:

            None

Item 29.  Number Holders of Securities:

            Set forth is the number of record holders as of May 31, 2019 of each class of securities of the Registrant:

Title of Class                                                                Number of Record Holders

Common Shares                                                                               20,297

Item 30.  Indemnification:

            Reference is made to Article III, Section 3.8 of the Registrant’s Amended and Restated Limited Liability Company Agreement, filed as Exhibit 99.b which was previously filed and is incorporated by reference hereto (the “LLC Agreement”), and Section XII of the Registrant’s Underwriting Agreement, filed as Exhibit 99.h(l) which was previously filed and is incorporated by reference hereto.  The Registrant hereby undertakes that it will apply the indemnification provisions of the LLC Agreement and the Underwriting Agreement in a manner consistent with Release 40-11330 of the SEC under the Investment Company Act of 1940, as amended (the “Investment Company Act”), so long as the interpretation therein of Sections 17(h) and 17(i) of the Investment Company Act remains in effect.

               The Registrant maintains insurance on behalf of any person who is or was a manager, member, director, officer, employee, or agent of the Registrant against certain liability asserted against and incurred by, or arising out of, his or her position. However, in no event will the Registrant pay that portion of the premium, if any, for insurance to indemnify any such person for any act for which the Registrant itself is not permitted to indemnify.

            Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, manager, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, manager, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.  Business and Other Connections of Investment Adviser:

            A description of certain other business, profession, vocation, or employment of a substantial nature in which an investment adviser of the Registrant, and each member, director, executive officer, or partner of any such investment adviser, is or has been, at any time during the past two fiscal years, engaged in for his or her own account or in the capacity of member, director, officer, employee, partner or trustee, is set forth in the Registrant's prospectus in Part A herein in the section entitled "Management of the Fund," regarding the Registrant’s adviser, Versus Capital Advisors LLC (the “Adviser”), a registered adviser under the Investment Advisers Act of 1940, as amended (‘the Advisers Act”).  Further information as to the members and officers of the Adviser is included in the Adviser’s Form ADV as filed with the Commission (File No. 801-72298) and is incorporated herein by reference.

               This information with respect to Security Capital Research & Management, Inc., the Registrant's investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-53815), which is incorporated herein by reference.

               This information with respect to Principal Real Estate Investors, LLC, the Registrant's investment sub-adviser and a registered adviser under the Advisers Act, is included in its Form ADV as filed with the Commission (File No. 801-55618), which is incorporated herein by reference.

Item 32.  Location of Accounts and Records:

             BNY Mellon maintains certain required accounting-related and financial books and records of the Registrant at 4400 Computer Drive, Westborough, MA  01581.  All other required books and records are maintained by the Adviser and the Registrant at 5555 DTC Parkway, Suite 330, Greenwood Village, CO  80111.

Item 33.  Management Services:

             Not applicable.

Item 34.  Undertakings:

1.         The Registrant undertakes to suspend this offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value (“NAV”) of the Registrant declines more than 10% from its NAV as of the effective date of the registration statement or (2) the NAV of the Registrant increases to an amount greater than its net proceeds as stated in the prospectus in Part A which is incorporated herein by reference.

2.         Not applicable.

3.         Not applicable.

4.         The Registrant undertakes that:

a.      to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)   to include any prospectus required by Section 10(a)(3) of the Securities Act [15 U.S.C. 77j(a)(3)];

(2)   to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(3)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

b.      that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

c.      to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

d.      that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.      that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)   any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act [17 CFR 230.497];

(2)   the portion of any advertisement pursuant to Rule 482 under the 1933 Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)   any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

5.         Not applicable.

6.         The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, the Registrant's statement of additional information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenwood Village, State of Colorado, on the 7th day of August, 2019.

VERSUS CAPITAL MULTI-MANAGER REAL ESTATE INCOME FUND LLC

By:	/s/ Mark D. Quam
Name:	Mark D. Quam
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on August 7, 2019.

Name:	Title:

/s/ Mark D. Quam
Mark D. Quam	Director and Chief Executive Officer (Principal Executive Officer)
/s/ William R. Fuhs, Jr.
William R. Fuhs, Jr.*	Director and President
/s/ Casey R. Frazier
Casey R. Frazier*	Director
/s/ Jeffry A. Jones
Jeffry A. Jones*	Director
/s/ Richard J. McCready
Richard J. McCready*	Director

/s/ Paul E. Sveen Paul E. Sveen*	Director
/s/ Robert F. Doherty Robert F. Doherty* /s/ John Gordon	Director
John Gordon	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

*By:

               /s/ Steve Andersen

               Steve Andersen**

               Chief Compliance Officer

 **          Attorney-in-fact pursuant to the powers of attorney that filed as an exhibit hereto.

EXHIBIT INDEX

n(1)        Consent of Independent Registered Public Accounting Firm.

k(4)        Amended & Restated Indemnity Agreement by and among the Fund and the Adviser

k(5)        Power of Attorney

AmericasActive:13715493.3
AmericasActive:13715493.8